Exhibit 99.1

SHINHAN FINANCIAL GROUP CO., LTD.

AND SUBSIDIARIES

Consolidated Financial Statements

Statements

December 31, 2017

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

Shinhan Financial Group Co., Ltd.:

We have audited the accompanying consolidated financial statements of Shinhan Financial Group Co., Ltd. and its subsidiaries (collectively the “Group”), which comprise the consolidated statements of financial position as at December 31, 2017 and 2016, the consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Korean International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Korean Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2017 and 2016 and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with Korean International Financial Reporting Standards.

Other matters

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 7, 2018

This report is effective as of March 7, 2018, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As December 31, 2017 and 2016

(In millions of won)	Note		2017	2016

Assets
Cash and due from banks	4,8,20	~~W~~	22,668,598	19,181,165
Trading assets	4,9,20		28,464,296	26,695,953
Financial assets designated at fair value through profit or loss	4,10,20		3,579,057	3,416,102
Derivative assets	4,11		3,400,178	3,002,859
Loans	4,12,20		275,565,766	259,010,575
Available-for-sale financial assets	4,13,20		42,116,937	37,662,691
Held-to-maturity financial assets	4,13,20		24,990,680	19,805,084
Property and equipment	14,20		3,021,772	3,145,613
Intangible assets	15		4,271,969	4,226,512
Investments in associates	16		631,294	353,600
Current tax receivable			25,015	12,587
Deferred tax assets	42		592,283	641,061
Investment property	17		418,303	353,175
Other assets	4,18,20		16,551,958	18,168,408
Assets held for sale			7,550	4,939

Total assets		~~W~~	426,305,656	395,680,324

Liabilities
Deposits	4,21	~~W~~	249,419,224	235,137,958
Trading liabilities	4,22		1,848,490	1,976,760
Financial liabilities designated at fair value through profit or loss	4,23		8,297,609	9,233,642
Derivative liabilities	4,11		3,487,661	3,528,244
Borrowings	4,24		27,586,610	25,294,241
Debt securities issued	4,25		51,340,821	44,326,785
Liabilities for defined benefit obligations	26		7,144	130,879
Provisions	27		428,958	728,888
Current tax payable			348,830	272,728
Deferred tax liabilities	42		9,712	10,638
Liabilities under insurance contracts	28		24,515,288	22,377,434
Other liabilities	4,29		25,312,773	20,917,147

Total liabilities			392,603,120	363,935,344

Equity	30
Capital stock			2,645,053	2,645,053
Hybrid bonds			423,921	498,316
Capital surplus			9,887,335	9,887,335
Capital adjustments			(398,035)	(458,461)
Accumulated other comprehensive loss			(529,734)	(102,583)
Retained earnings			20,790,599	18,640,038
Total equity attributable to equity holders of Shinhan Financial Group Co., Ltd.			32,819,139	31,109,698
Non-controlling interests			883,397	635,282
Total equity			33,702,536	31,744,980

Total liabilities and equity		~~W~~	426,305,656	395,680,324

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2017 and 2016

(In millions of won)	Notes		2017	2016

Interest income		~~W~~	11,798,654	11,236,302
Interest expense			(3,955,701)	(4,030,936)
Net interest income	32		7,842,953	7,205,366

Fees and commission income			4,044,955	3,803,596
Fees and commission expense			(2,334,001)	(2,238,057)
Net fees and commission income	33		1,710,954	1,565,539

Insurance income			4,599,808	4,586,098
Insurance expenses			(5,059,847)	(5,004,602)
Net insurance loss	28		(460,039)	(418,504)

Dividend income	34		257,306	281,623
Net trading income	35		963,223	369,510
Net foreign currency transaction gain			364,006	461,671
Net loss on financial instruments designated at fair value through profit or loss	36		(1,059,826)	(501,955)
Net gain on disposal of available-for-sale financial assets	13		499,187	647,541
Impairment losses on financial assets	37		(1,014,899)	(1,195,663)
General and administrative expenses	38		(4,811,198)	(4,508,575)
Other operating expenses, net	40		(462,992)	(797,911)

Operating income			3,828,675	3,108,642

Equity method income	16		20,393	9,995
Other non-operating income (loss), net	41		(52,811)	51,835
Profit before income taxes			3,796,257	3,170,472

Income tax expense	42		848,133	345,553
Profit for the year			2,948,124	2,824,919

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Continued)

For the years ended December 31, 2017 and 2016

(In millions of won, except earnings per share)	Notes		2017	2016

Other comprehensive income (loss) for the year, net of income tax
Items that are or may be reclassified to profit or loss:
Foreign currency translation adjustments for foreign operations		~~W~~	(194,172)	12,103
Net change in unrealized fair value of available-for-sale financial assets			(323,127)	(433,657)
Equity in other comprehensive income (loss) of associates			(22,813)	2,691
Net change in unrealized fair value of cash flow hedges			15,904	(1,262)
Other comprehensive loss of separate account			(9,278)	(4,330)
			(533,486)	(424,455)
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability			103,525	15,307
Equity in other comprehensive income (loss) of associates			847	(2)
			104,372	15,305
Total other comprehensive loss, net of income tax	30		(429,114)	(409,150)

Total comprehensive income for the year		~~W~~	2,519,010	2,415,769

Profit for the year attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.	30,43	~~W~~	2,917,735	2,774,778
Non-controlling interest			30,389	50,141
		~~W~~	2,948,124	2,824,919
Total comprehensive income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		~~W~~	2,490,170	2,367,062
Non-controlling interest			28,840	48,707
		~~W~~	2,519,010	2,415,769

Earnings per share:	30,43
Basic and diluted earnings per share in won		~~W~~	6,116	5,736

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the year ended December 31, 2016

(In millions of won)		Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre-hensive income	Retained earnings	Sub-total	Non-controlling interests	Total

Balance at January 1, 2016	~~W~~	2,645,053	736,898	9,887,335	(423,536)	304,771	17,689,134	30,839,655	973,401	31,813,056
Total comprehensive income for the year
Profit for the year		-	-	-	-	-	2,774,778	2,774,778	50,141	2,824,919
Other comprehensive income (loss), net of income tax:
Foreign currency translation adjustments		-	-	-	-	12,012	-	12,012	91	12,103
Net change in unrealized fair value of available-for-sale financial assets		-	-	-	-	(432,530)	-	(432,530)	(1,127)	(433,657)
Equity in other comprehensive income of associates		-	-	-	-	2,689	-	2,689	-	2,689
Net change in unrealized fair value of cash flow hedges		-	-	-	-	(1,262)	-	(1,262)	-	(1,262)
Other comprehensive income of separate account		-	-	-	-	(4,330)	-	(4,330)	-	(4,330)
Remeasurements of defined benefit plans		-	-	-	-	15,705	-	15,705	(398)	15,307
Total other comprehensive income (loss)		-	-	-	-	(407,716)	-	(407,716)	(1,434)	(409,150)
Total comprehensive income		-	-	-	-	(407,716)	2,774,778	2,367,062	48,707	2,415,769

Other changes in equity
Dividends		-	-	-	-	-	(630,978)	(630,978)	-	(630,978)
Dividends to hybrid bonds		-	-	-	-	-	(36,091)	(36,091)	-	(36,091)
Redemption of hybrid bonds		-	(238,582)	-	(1,418)	-	-	(240,000)	-	(240,000)
Redemption of preferred stock		-	-	-	-	-	(1,125,906)	(1,125,906)	-	(1,125,906)
Change in other capital adjustments		-	-	-	(33,507)	362	(30,899)	(64,044)	-	(64,044)
Redemption of subsidiary’s hybrid bond and other change in non-controlling interests		-	-	-	-	-	-	-	(386,826)	(386,826)
		-	(238,582)	-	(34,925)	362	(1,823,874)	(2,097,019)	(386,826)	(2,483,845)

Balance at December 31, 2016	~~W~~	2,645,053	498,316	9,887,335	(458,461)	(102,583)	18,640,038	31,109,698	635,282	31,744,980

See accompanying notes to the consolidated financial statements

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity (Continued)

For the year ended December 31, 2017

(In millions of won)		Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre-hensive income	Retained earnings	Sub-total	Non-controlling interests	Total

Balance at January 1, 2017	~~W~~	2,645,053	498,316	9,887,335	(458,461)	(102,583)	18,640,038	31,109,698	635,282	31,744,980
Total comprehensive income for the period
Profit for the year		-	-	-	-	-	2,917,735	2,917,735	30,389	2,948,124
Other comprehensive income (loss), net of income tax:
Foreign currency translation adjustments		-	-	-	-	(193,474)	-	(193,474)	(698)	(194,172)
Net change in unrealized fair value of available-for-sale financial assets		-	-	-	-	(322,056)	-	(322,056)	(1,071)	(323,127)
Equity in other comprehensive loss of associates		-	-	-	-	(21,552)	(414)	(21,966)	-	(21,966)
Net change in unrealized fair value of cash flow hedges		-	-	-	-	15,904	-	15,904	-	15,904
Other comprehensive income of separate account		-	-	-	-	(9,278)	-	(9,278)	-	(9,278)
Remeasurements of defined benefit plans		-	-	-	-	103,305	-	103,305	220	103,525
Total other comprehensive loss		-	-	-	-	(427,151)	(414)	(427,565)	(1,549)	(429,114)
Total comprehensive income (loss)		-	-	-	-	(427,151)	2,917,321	2,490,170	28,840	2,519,010

Other changes in equity
Dividends		-	-	-	-	-	(687,589)	(687,589)	-	(687,589)
Dividends to hybrid bonds		-	-	-	-	-	(17,678)	(17,678)	-	(17,678)
Issuance of hybrid bonds		-	224,466	-	-	-	-	224,466	-	224,466
Redemption of hybrid bond		-	(298,861)	-	(1,139)	-	-	(300,000)	-	(300,000)
Change in other capital adjustments		-	-	-	61,565	-	(61,493)	72	-	72
Change in other non-controlling interests		-	-	-	-	-	-	-	219,275	219,275
		-	(74,395)	-	60,426	-	(766,760)	(780,729)	219,275	(561,454)

Balance at December 31, 2017	~~W~~	2,645,053	423,921	9,887,335	(398,035)	(529,734)	20,790,599	32,819,139	883,397	33,702,536

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2017 and 2016

(In millions of won)	Notes		2017	2016

Cash flows from operating activities
Profit before income taxes		~~W~~	3,796,257	3,170,472
Adjustments for:
Interest income	32		(11,798,654)	(11,236,302)
Interest expense	32		3,955,701	4,030,936
Dividend income	34		(257,306)	(281,623)
Net fees and commission expense			169,640	166,216
Net insurance loss			2,571,094	2,779,710
Net trading loss (gain)	35		(334,133)	48,363
Net foreign currency translation gain			(87,384)	(248,844)
Net loss on financial instruments designated at fair value through profit or loss	36		231,772	147,813
Net gain on disposal of available-for-sale financial assets	13		(499,187)	(647,541)
Provision for credit losses	37		816,600	1,107,633
Impairment losses on other financial assets	37		198,299	88,030
Employee costs			232,709	203,639
Depreciation and amortization	38		253,344	259,941
Other operating expense			602,027	70,236
Equity method income, net	16		(20,393)	(9,995)
Other non-operating expense (income), net			(29,080)	598
			(3,994,951)	(3,521,190)

Changes in assets and liabilities:
Due from banks			(3,347,818)	3,937,005
Trading assets and liabilities			(1,706,990)	(4,343,206)
Financial instruments designated at fair value through profit or loss			(1,300,760)	(2,439)
Derivative instruments			(488,706)	(340,831)
Loans			(19,232,732)	(11,351,121)
Other assets			(250,806)	(4,627,748)
Deposits			15,632,957	16,771,470
Liabilities for defined benefit obligations			(178,054)	(261,550)
Provisions			(69,584)	(77,514)
Other liabilities			4,845,053	(2,333,634)
			(6,097,440)	(2,629,568)

Income taxes paid			(664,286)	(561,604)
Interest received			11,425,960	11,109,313
Interest paid			(3,710,093)	(4,080,122)
Dividends received			265,887	309,876

Net cash provided by operating activities			1,021,334	3,797,177

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

For the years ended December 31, 2017 and 2016

(In millions of won)	Notes		2017	2016

Cash flows from investing activities
Proceeds from disposal of available-for-sale financial assets		~~W~~	29,638,281	29,242,921
Acquisition of available-for-sale financial assets			(34,703,066)	(32,844,558)
Proceeds from disposal of held-to-maturity financial assets			1,712,326	1,839,275
Acquisition of held-to-maturity financial assets			(7,033,310)	(5,277,451)
Proceeds from disposal of property and equipment	14,41		11,459	5,793
Acquisition of property and equipment	14		(155,186)	(252,084)
Proceeds from disposal of intangible assets	15,41		9,286	8,268
Acquisition of intangible assets	15		(111,257)	(88,876)
Proceeds from disposal of investments in associates			163,649	67,082
Acquisition of investments in associates			(380,213)	(145,119)
Proceeds from disposal of investment property	17,41		4,869	22,900
Acquisition of investment property	17		(2,125)	(176,204)
Proceeds from disposal of assets held for sale			10,466	2,213
Proceeds from settlement of hedging derivative financial instruments for available-for-sale financial assets			85,616	27,265
Payment for settlement of hedging derivative financial instruments for available-for-sale financial assets			(27,629)	(69,175)
Business combination, net of cash acquired (used)	49		83,631	(4,280)
Other, net			(10,435)	48,156
Net cash used in investing activities			(10,703,638)	(7,593,874)

Cash flows from financing activities
Redemption of hybrid bonds			(300,000)	(240,000)
Issuance of hybrid bonds			224,466	-
Net increase in borrowings			3,047,844	3,389,832
Proceeds from debt securities issued			20,006,957	15,916,866
Repayments of debt securities issued			(12,222,815)	(11,988,965)
Dividends paid			(706,565)	(669,103)
Proceeds from settlement of hedging derivative financial instruments for debt securities issued			65,220	15,414
Payment for settlement of hedging derivative financial instruments for debt securities issued			(6,509)	(1,486)
Redemption of preferred stock			-	(1,125,906)
Increase (decrease) in non-controlling interests			215,357	(451,208)
Other, net			8,498	(824)
Net cash provided by financing activities			10,332,453	4,844,620

Effect of exchange rate fluctuations on cash and cash equivalents held			(46,035)	(22,638)
Increase in cash and cash equivalents			604,114	1,025,285
Cash and cash equivalents at beginning of year	45		5,632,536	4,607,251

Cash and cash equivalents at end of year	45	~~W~~	6,236,650	5,632,536

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

1.	Reporting entity

Shinhan Financial Group Co., Ltd., the controlling company, and its subsidiaries included in consolidation (collectively the “Group”) are summarized as follows:

(a) Controlling company

Shinhan Financial Group Co., Ltd. (the “Shinhan Financial Group”) was incorporated on September 1, 2001. Shinhan Financial Group’s shares has been listed on the Korea Exchange since September 10, 2001 and Shinhan Financial Group’s American Depository Shares were listed on the New York Stock Exchange since September 16, 2003.

(b) Ownership of Shinhan Financial Group and its consolidated subsidiaries as of December 31, 2017 and 2016 are as follows:

			Date of financial information	Ownership (%)
Investor	Investee(*1)	Location		2017	2016
Shinhan Financial Group Co., Ltd.	Shinhan Bank	Korea	December 31	100.0	100.0
〃	Shinhan Card Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Investment Corp.	〃	〃	100.0	100.0
〃	Shinhan Life Insurance Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Capital Co., Ltd.	〃	〃	100.0	100.0
〃	Jeju Bank	〃	〃	68.9	68.9
〃	Shinhan Credit Information Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Alternative Investment Management Inc(*3)	〃	〃	100.0	100.0
〃	Shinhan BNP Paribas Asset Management Co., Ltd.	〃	〃	65.0	65.0
〃	SHC Management Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Data System	〃	〃	100.0	100.0
〃	Shinhan Savings Bank	〃	〃	100.0	100.0
〃	Shinhan AITAS Co., Ltd.	〃	〃	99.8	99.8
〃	Shinhan REITs Management Co., Ltd. (*4)	〃	〃	100.0	-
Shinhan Bank	Shinhan Asia Limited	Hong Kong	〃	99.9	99.9
〃	Shinhan Bank America	USA	〃	100.0	100.0
〃	Shinhan Bank Europe GmbH	Germany	〃	100.0	100.0
〃	Shinhan Khmer Bank PLC(*2)	Cambodia	〃	97.5	90.0
〃	Shinhan Bank Kazakhstan Limited	Kazakhstan	〃	100.0	100.0
〃	Shinhan Bank Canada	Canada	〃	100.0	100.0
〃	Shinhan Bank (China) Limited	China	〃	100.0	100.0
〃	Shinhan Bank Japan	Japan	〃	100.0	100.0
〃	Shinhan Bank Vietnam Ltd.	Vietnam	〃	100.0	100.0
〃	Banco Shinhan de Mexico	Mexico	〃	99.9	99.9
〃	PT Bank Shinhan Indonesia(*2)	Indonesia	〃	99.0	98.98
Shinhan Card Co., Ltd.	LLP MFO Shinhan Finance	Kazakhstan	〃	100.0	100.0
〃	PT. Shinhan Indo Finance	Indonesia	〃	50.0	50.0
〃	Shinhan Microfinance Co., Ltd.	Myanmar	〃	100.0	100.0
Shinhan Investment Corp.	Shinhan Investment Corp. USA Inc.	USA	〃	100.0	100.0
〃	Shinhan Investment Corp. Asia Ltd.	Hong Kong	〃	100.0	100.0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

1.	Reporting entity (continued)

			Date of financial information	Ownership (%)
Investor	Investee(*1)	Location		2017	2016
Shinhan Investment Corp.	Shinhan Securities Vietnam Co., Ltd.	Vietnam	December 31	100.0	100.0
〃	PT. Shinhan Sekuritas Indonesia	Indonesia	〃	99.0	99.0
Shinhan BNP Paribas Asset Management Co., Ltd.	Shinhan BNP Paribas Asset Management (Hong Kong) Limited	Hong Kong	〃	100.0	100.0

(*1) Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

(*2) As a result of unequal capital increase, the equity interest in Shinhan Khmer Bank PLC and the equity interest in PT Bank Shinhan Indonesia was changed.

(*3) In 2017, Shinhan Private Equity Inc. changed its name to Shinhan Alternative Investment Management Inc.

(*4) In 2017, the Group invested in the newly established company, which became in a subsidiary of the Group.

(c) Consolidated structured entities

Consolidated structured entities are as follows:

Category	Consolidated structured entities	Description

Trust	18 trusts managed by Shinhan Bank including development trust

A trust is consolidated when the Group as a trustee is exposed to variable returns, for example, if principle or interest amounts of the entrusted properties falls below guaranteed amount, the Group should compensate it; and the Group has the ability to affect those returns.

Asset-Backed Securitization	MPC Yulchon Green I and 89 others

An entity for asset backed securitization is consolidated when the Group has the ability to dispose assets or change the conditions of the assets, is exposed to variable returns and has the ability to affect the variable returns providing credit enhancement and purchases of subordinated securities.

Structured Financing	SHPE Holdings One Co., Ltd. and 2 others

An entity established for structured financing relating to real estate, shipping, or mergers and acquisitions is consolidated, when the Group has granted credit to the entity, has sole decision-making authority of these entities due to the entities default, and is exposed to, or has rights to related variable returns.

Investment Fund	KoFC Shinhan Frontier Champ 2010-4 PEF and 73 others

An investment fund is consolidated, when the Group manages or invests assets of the investment funds on behalf of other investors, or has the ability to dismiss the manager of the investment funds, and is exposed to, or has rights to, the variable returns.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

1.	Reporting entity (continued)

(c) Consolidated structured entities (continued)

As of December 31, 2017, the Group provides credit enhancement for the consolidated structured entities providing ABCP purchase commitment amounting to ~~W~~1,900,646 million for the purpose of credit enhancement of the structure entities.

2.  Basis of preparation

(a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in The Act on External Audit of Stock Companies in the Republic of Korea.

The consolidated financial statements were authorized for issue by the Board of Directors on February 7, 2018, which will be submitted for approval to the shareholders’ meeting on March 22, 2018.

(b)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position.

-	derivative financial instruments are measured at fair value
-	financial instruments at fair value through profit or loss are measured at fair value
-	available-for-sale financial assets are measured at fair value
-	liabilities for cash-settled share-based payment arrangements are measured at fair value
-	financial liabilities designated as hedged items in a fair value hedge accounting of which changes in fair value attributable to the hedged risk are recognized in profit or loss
-	liabilities for defined benefit plans that are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and presentation currency

The financial statements of the parent and each subsidiary are prepared in functional currency of the respective operation. These consolidated financial statements are presented in Korean won, which is the Parent Company’s functional currency and the currency of the primary economic environment in which the Group operates.

(d)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are evaluated on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future years affected.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

2.  Basis of preparation (continued)

(d)	Use of estimates and judgments (continued)

In preparing the these consolidated financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2016, except for the changes below.

During 2017, the credit card segment of the Group had accumulated sufficient experience to properly calculate probability of default, loss given default and credit conversion factors by considering the characteristics of borrowers, or its homogeneous borrowing groups, with credit evaluation system and risk evaluation system based on BASEL II; and based on this newly accumulated experience, the calculation methodology of loan losses has been changed from roll rate analysis model to internal model approach. As a result of changes in accounting estimates described above, allowances for loan losses and provision for unused credit lines decreased by ~~W~~129,377 million and ~~W~~316,692 million, respectively, as of December 31, 2017.  The effects of the changes in accounting estimates were recognized prospectively in 2017.

(e)	Changes in accounting policies

The Group applied for the first time certain standards and amendments, which are effective for annual periods beginning on or after January 1, 2017.

1) Amendments to K-IFRS 1007, ‘Statement of Cash Flows’

The Group applied amendments to K-IFRS 1007, ‘Statement of Cash Flows’, which are effective for annual periods beginning on or after January 1, 2017. The amendments to K-IFRS 1007 require changes in liability arising from the financing activities of the Group to be disclosed as follows; fluctuations in financing cash flows, changes in the acquisition or loss of control on subsidiaries or other business, the effect of exchange rate changes, changes in fair value and other changes. The amendments does not have a significant impact on the Group’s consolidated financial statements (Note 45).

2) Amendments to K-IFRS 1012, ‘Income Taxes’

The Group applied amendments to K-IFRS 1012, ‘Income Taxes’, which are effective for annual periods beginning on or after January 1, 2017. Amendments to K-IFRS 1012 clarify that temporary differences exist when there is a difference between the carrying amount and tax based amount of the debt instruments which are measured at fair value, regardless of the expected recovery method (sale or retention).  In assessing future taxable income, the Group shall include assets to be recovered in excess of its carrying amount and exclude the tax deductions resulting from those deductible temporary differences.  The amendments does not have a significant impact on the Group’s consolidated financial statements.

3) Amendments to K-IFRS 1112, ‘Disclosure of Interests in Other Entities’

The Group applied amendments to K-IFRS 1112, ‘Disclosure of Interests in Other Entities’, which are effective for annual periods beginning on or after January 1, 2017. The amendments to K-IFRS 1112 require disclosure of interests in other entities should also be applied to interests that are classified as held for sale or distribution.  The amendments does not have a significant impact on the Group’s consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

3.  Significant accounting policies

The significant accounting policies applied by the Group in preparation of its consolidated financial statements are included below. The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, except for the changes in accounting policies described in 2-(e).

(a) Operating segments

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. All operating segments’ operating results are reviewed regularly by the Group’s CEO to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

Segment results that are reported to the CEO include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. The Group’s reportable segments consist of banking, credit card, securities, life insurance, and others.

(b) Basis of consolidation

i) Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

If a member of the Group uses accounting policies other than those adopted in the consolidated financial statements for the same transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in preparing the consolidated financial statements.

ii) Structured entity

The Group establishes or invests in various structured entities. A structured entity is an entity designed so that its activities are not governed by way of voting rights. When assessing control of a structured entity, the Group considers factors such as the purpose and the design of the investee; its practical ability to direct the relevant activities of the investee; the nature of its relationship with the investee; and the size of its exposure to the variability of returns of the investee. The Group does not recognize any non-controlling interests in the consolidated statements of financial position since the Group’s interests in these entities are recognized as liabilities of the Group.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

3.  Significant accounting policies (continued)

iii) Intra-group transactions

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Intra-group losses are recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

ⅳ) Non-controlling interests

Non-controlling interests in a subsidiary are accounted for separately from the parent’s ownership interests in a subsidiary. Each component of net profit or loss and other comprehensive income is attributed to the owners of the parent and non-controlling interest holders, even when the allocation reduces the non-controlling interest balance below zero.

(c) Business combinations

i) Business combinations

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

Each identifiable asset and liability is measured at its acquisition-date fair value except for below:

-	Leases and insurance contracts are required to be classified on the basis of the contractual terms and other factors
-	Only those contingent liabilities assumed in a business combination that are a present obligation and can be measured reliably are recognized
-	Deferred tax assets or liabilities are recognized and measured in accordance with K-IFRS No.1012 Income Taxes
-	Employee benefit arrangements are recognized and measured in accordance with K-IFRS No.1019 Employee Benefits
-	Indemnification assets are recognized and measured on the same basis as the indemnified liability or asset
-	Reacquired rights are measured on the basis of the remaining contractual terms of the related contract
-	Liabilities or equity instruments related to share-based payment transactions are measured in accordance with the method in K-IFRS No.1102 Share-based Payment
-	Assets held for sale are measured at fair value less costs to sell in accordance with K-IFRS No.1105 Non-current Assets Held for Sale

As of the acquisition date, non-controlling interests in the acquiree are measured as the non-controlling interests' proportionate share of the acquiree’s identifiable net assets.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the acquirer, the liabilities incurred by the acquirer to former owners of the acquiree and the equity interests issued by the acquirer. However, any portion of the acquirer's share-based payment awards exchanged for awards held by the acquiree's employees that are included in consideration transferred in the business combination shall be measured in accordance with the method described above rather than at fair value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

3.  Significant accounting policies (continued)

Acquisition-related costs are costs the acquirer incurs to effect a business combination. Those costs include finder's fees; advisory, legal, accounting, valuation and other professional or consulting fees; general administrative costs, including the costs of maintaining an internal acquisitions department; and costs of registering and issuing debt and equity securities. Acquisition-related costs, other than those associated with the issue of debt or equity securities, are expensed in the periods in which the costs are incurred and the services are received. The costs to issue debt or equity securities are recognized in accordance with K-IFRS No.1032 Financial Instruments: Presentation and K-IFRS No.1039 Financial Instruments: Recognition and Measurement.

ii) Goodwill

The Group measures goodwill at the acquisition date as:

-	the fair value of the consideration transferred; plus
-	the recognized amount of any non-controlling interests in the acquiree; plus
-	if the business combination is achieved in stages, the fair value of the pre-existing equity interest in the acquiree; less
-	the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed.

When the excess is negative, bargain purchase gain is recognized immediately in profit or loss.

When the Group additionally acquires non-controlling interest, the Group does not recognize goodwill since the transaction is regarded as equity transaction.

(d) Investments in associates and joint ventures

An associate is an entity in which the Group has significant influence, but not control, over the entity’s financial and operating policies. Significant influence is presumed to exist when the Group holds between 20 and 50 percent of the voting power of another entity.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The investment in an associate and a joint venture is initially recognized at cost, and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss and changes in equity of the associate and the joint venture after the date of acquisition. Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Intra-group losses are recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

If an associate or a joint venture uses accounting policies different from those of the Group for like transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in applying the equity method.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

3.  Significant accounting policies (continued)

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has to make payments on behalf of the investee for further losses.

(e) Cash and cash equivalents

Cash and cash equivalents comprise cash balances and demand deposits with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, and are used by the Group in the management of its short-term commitments.

(f) Non-derivative financial assets

The Group recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The Group recognizes financial assets in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Upon initial recognition, non-derivative financial assets are measured at their fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

i) Financial assets at fair value through profit or loss

A financial asset is classified as at fair value through profit or loss if it is held for trading or is designated at fair value through profit or loss. Upon initial recognition, transaction costs are recognized in profit or loss when incurred.  Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

A financial asset other than a financial asset held for trading may be designated as at FVTPL upon initial recognition if:

-	such designation eliminates or significantly reduces a recognition or measurement inconsistency that would otherwise arise; or
-

the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group's documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

-	it forms part of a contract containing one or more embedded derivatives that would be required to be separated from the host contract.

ii) Held-to-maturity financial assets

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Group has the positive intention and ability to hold to maturity, are classified as held-to-maturity investments. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

3.  Significant accounting policies (continued)

iii) Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method.

iv) Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables. Subsequent to initial recognition, they are measured at fair value, which changes in fair value, net of any tax effect, recorded in other comprehensive income in equity.  Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

v) De-recognition of financial assets

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability.

If the Group retains substantially all the risks and rewards of ownership of the transferred financial assets, the Group continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

vi) Offsetting between financial assets and financial liabilities

Financial assets and financial liabilities are offset and the net amount is presented in the consolidated statement of financial position only when the Group currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

3.  Significant accounting policies (continued)

(g) Derivative financial instruments including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

i) Hedge accounting

The Group holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Group designated derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

•

Fair value hedge – Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the consolidated statement of comprehensive income. The Group discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

•

Cash flow hedge – When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity.  Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

•

Hedge of net investment – Foreign currency differences arising on the retranslation of a financial liability designated as a hedge of a net investment in a foreign operation are recognized in other comprehensive income to the extent that the hedge is effective.  To the extent that the hedge is ineffective, such differences are recognized in profit or loss. When the hedged part of a net investment is disposed of, the relevant amount in the accumulated other comprehensive income is transferred to profit or loss as part of the profit or loss on disposal in accordance with K-IFRS No.1021, ‘The Effects of Changes in Foreign Exchange Rates’.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

3.  Significant accounting policies (continued)

ii) Separable embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately only if the following criteria has been met: (a) the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract; (b) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and (c) the hybrid instrument is not measured at fair value with changes in fair value recognized in profit or loss. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

iii) Other derivative financial instruments

Changes in the fair value of other derivative financial instrument not designated as a hedging instrument are recognized immediately in profit or loss.

ⅳ) Unobservable valuation differences at initial recognition

Any difference between the fair value of over the counter derivatives at initial recognition and the amount that would be determined at that date using a valuation technique in a situation in which the valuation is dependent on unobservable parameters is not recognized in profit or loss but is recognized on a straight-line basis over the life of the instrument or immediately when the fair value becomes observable.

(h) Impairment of financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

If financial assets have objective evidence that they are impaired, impairment losses should be measured and recognized.

Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the holder of the asset about the following loss events:

-	significant financial difficulty of the issuer or obligor
-	a breach of contract, such as a default or delinquency in interest or principal payments;
-	the lender, for economic or legal reasons relating to the borrower's financial difficulty, granting to the borrower a concession that the lender would not otherwise consider
-	it becoming probable that the borrower will enter bankruptcy or other financial reorganization
-	the disappearance of an active market for that financial asset because of financial difficulties
-

observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

3.  Significant accounting policies (continued)

i) Loans and receivables

The Group first assesses whether objective evidence of impairment exists individually for loans and receivables that are individually significant, and individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss on loans and receivables has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e., the effective interest rate computed at initial recognition).

If the interest rate of a loan or receivable is a floating rate, the discount rate used to evaluate impairment loss is the current effective interest rate defined in the loan agreement. The present value of estimated future cash flows of secured financial assets is calculated by including cash flows from collateral after deducting costs to acquire and sell the collateral.

In assessing collective impairment, the Group rates and classifies financial assets, based on credit risk assessment or credit rating assessment process that takes into account asset type, industry, regional location, collateral type, delinquency and other relative factors.

Future cash flow of financial assets applicable to collective impairment assessment is estimated by using statistical modeling of historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the impairment losses are likely to be greater or less than suggested by historical modeling.  In adjusting the future cash flow by historical modeling, the result has to be in line with changes and trends of observable data. Methodologies and assumptions used to estimate future cash flow are evaluated on a regular basis in order to reduce any discrepancy between impairment loss estimation and actual loss.

Impairment losses are recognized in profit or loss and reflected in an allowance account against loans and receivables. When a subsequent event causes the amount of impairment loss to decrease, and the decrease can be related objectively to an event occurring after the impairment was recognized, the decrease in impairment loss is reversed through profit or loss of the year.

ii) Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale are not reversed through profit or loss.  If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss is recognized in profit or loss, the impairment loss is reversed, with the amount of the reversal recognized in profit or loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

3.  Significant accounting policies (continued)

iii) Held-to-maturity financial assets

An impairment loss in respect of held-to-maturity financial assets measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate and is recognized in profit or loss. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

(i) Property and equipment

Property and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and accumulated impairment losses. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Items of property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

The cost of replacing a part of an item of property or equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced cost is derecognized. The cost of the day to day servicing of property and equipment are recognized in profit or loss as incurred.

Property and equipment are depreciated on a straight-line basis over the estimated useful lives, which most closely reflect the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets under finance lease are depreciated over the shorter of the lease term and their useful lives.

The estimated useful lives for the current and comparative years are as follows:

Descriptions	Depreciation method	Useful lives
Buildings	Straight-line	40 years
Other properties	Straight-line	4~5 years

Depreciation methods, useful lives and residual value are reassessed at each fiscal year-end and any adjustment is accounted for as a change in accounting estimate.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

3.  Significant accounting policies (continued)

(j) Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

Descriptions	Useful lives
Software, capitalized development cost	5 years
Other intangible assets	5 years or contract periods

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

i) Research and development

Expenditures on research activities, undertaken with the prospect of gaining new technical knowledge and understanding, are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

ii) Subsequent expenditures

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(k) Investment property

Property held for the purpose of earning rentals or benefiting from capital appreciation is classified as investment property. Investment property is measured initially at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses.

The estimated useful lives for the current and comparative years are as follows:

Descriptions	Depreciation method	Useful lives
Buildings	Straight-line	40 years

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

3.  Significant accounting policies (continued)

(l) Leased assets

i) Classification of a lease

The Group classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the lessee assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

ii) Lessee

Under a finance lease, the lessee recognizes the leased asset and a liability for future lease payments. Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Under an operating lease, the lessee recognizes the lease payments as expense over the lease term and does not recognize the leased asset in its statement of financial position.

iii) Lessor

Under a finance lease, the lessor recognizes a finance lease receivable. Over the lease term the lessor accrues interest income on the net investment. The receipts under the lease are allocated between reducing the net investment and recognizing finance income, so as to produce a constant rate of return on the net investment.

Under an operating lease, the lessor recognizes the lease payments as income over the lease term and the leased asset in its statement of financial position.

(m) Assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. The assets or disposal group that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell.

The Group recognizes an impairment loss for any initial or subsequent write-down of an asset (or disposal group) to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036 Impairment of Assets.

An asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

3.  Significant accounting policies (continued)

(n) Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, deferred tax assets and assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

The Group estimates the recoverable amount of an individual asset. If it is impossible to measure the individual recoverable amount of an asset, then the Group estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflect current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the goodwill acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

3.  Significant accounting policies (continued)

(o) Non-derivative financial liabilities

The Group classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liability.

i) Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.  Upon initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

The criteria for designation of financial liabilities at FVTPL upon initial recognition are the same as those of financial assets at FVTPL.

ii) Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition.  Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Group derecognizes a financial liability from the consolidated statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

(p) Foreign currency

i) Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value is determined.

Foreign currency differences arising on translation are recognized in profit or loss, except for differences arising on the translation of available-for-sale equity instruments, a financial liability designated as a hedge of the net investment in a foreign operation (see iii) below), or in a qualifying cash flow hedge, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

3.  Significant accounting policies (continued)

ii) Foreign operations

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the reporting date.  The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus they are expressed in the functional currency of the foreign operation and translated at the closing rate.

When a foreign operation is disposed of, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal. In any other partial disposal of a foreign operation, the relevant proportion is reclassified to profit or loss.

Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive income in the translation reserve.

iii) Net investment in a foreign operation

If the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely to occur in the foreseeable future, then foreign currency difference arising on the item which in substance is considered to form part of the net investment in the foreign operation, are recognized in the other comprehensive income and shall be reclassified to profit or loss on disposal of the investment.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

3.  Significant accounting policies (continued)

(q) Equity

i) Capital stock

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

Preference share capital is classified as equity if it is non-redeemable, or redeemable only at the Group’s option, and any dividends are discretionary. Dividends thereon are recognized as distributions within equity upon approval by the Group’s shareholders.

Preference share capital is classified as a liability if it is redeemable on a specific date or at the option of the shareholders, or if dividend payments are not discretionary. Dividends thereon are recognized as interest expense in profit or loss as accrued.

ii) Hybrid bonds

The Group classifies issued financial instruments, or their component parts, as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instruments. Hybrid bonds where the Group has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation are classified as equity instruments and presented in equity.

iii) Capital adjustments

Changes in ownership interests in a subsidiary that do not result in a loss of control, such as the subsequent purchase or sale by a parent of a subsidiary’s equity instruments, are accounted for as equity transactions in capital adjustments.

(r) Employee benefits

i) Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service. When an employee has rendered service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

ii) Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render the related service, and are calculated at the present value of the amount of future benefit that employees have earned in return for their service in the current and prior periods, less the fair value of any related assets. The present value is determined by discounting the expected future cash flows using the interest rate of corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. Any actuarial gains and losses are recognized in profit or loss in the period in which they arise.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

3.  Significant accounting policies (continued)

iii) Retirement benefits: defined contribution plans

When an employee has rendered service to the Group during a period, the Group recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Group recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

iv) Retirement benefits: defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan.  The Group’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of plan assets is deducted. The calculation is performed annually by an independent actuary using the projected unit credit method.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense and other expenses related to defined benefit plans are recognized in personnel expenses in profit or loss.

The discount rate is the yield at the reporting date on high-quality corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid.  The Group recognizes service cost and net interest on the net defined benefit liability (asset) in profit or loss and remeasurement of the net defined benefit liability (asset) in other comprehensive income.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Group recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

3.  Significant accounting policies (continued)

v) Termination benefits

Termination benefits are recognized as an expense when the Group is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Group has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value.

(s) Share-based payment transactions

The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards.  The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date.  For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment. The liability is remeasured at each reporting date and at settlement date.  Any changes in the fair value of the liability are recognized as personnel expense in profit or loss.

(t) Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

Provision shall be used only for expenditures for which the provision was originally recognized.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

3.  Significant accounting policies (continued)

(u) Financial guarantee contract

A financial guarantee contract is a contract that requires the issuer (the Group) to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts are initially measured at their fair values and, if not designated as at fair value through profit or loss, are subsequently measured at the higher of:

-	The amount determined in accordance with K-IFRS No.1037 Provisions, Contingent Liabilities and Contingent Assets and

-	The initial amount recognized, less, when appropriate, cumulative amortization recognized in accordance with K-IFRS No.1018. Revenue

(v) Insurance contracts

Insurance contracts are defined as “a contract under which one party (the insurer) accepts significant insurance risk from another party by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder”. A contract that qualifies as an insurance contract remains an insurance contract until all rights and obligations are extinguished or expire. Such a contract that does not contain significant insurance risk is classified as an investment contract and is within the scope of K-IFRS No.1039, Financial Instruments, Recognition and Measurement to the extent that it gives rise to a financial asset or financial liability, except if the investment contract contains a Discretionary Participation Features (“DPF”). If the contract has a DPF, the contract is subject to K-IFRS No.1104, Insurance Contracts.

i) Reserves for insurance contracts

The Group accounts for insurance contracts based on the Insurance Business Law and other related Insurance Supervisory Regulation.  These insurance contracts are calculated based on insurance terms, premium and policy reserves approved by the Financial Supervisory Commission, as follows:

•

Premium reserve - Premium reserve is a liability to prepare for the future claims on the valid contracts.  Premium reserve is calculated by deducting discounted net premium from the discounted claims expected to be paid in the future period.

•	Unearned premium reserve - Unearned premium reserve represents the portion of premiums written which is applicable to the unexpired portion of policies in force.

•

Guarantee reserve - At the end of reporting period, the Group is required to make reserve on the outstanding insurance contracts to guarantee a certain level of benefit payments for the amount equal to the average amount of net losses of the worst 30% of cases forecasted by scenarios or the standard reserve amount, as defined by Financial Supervisory Service, by insurance type and the lowest insured amount, whichever is greater.

•

Reserve for outstanding claims - Reserve for outstanding claims is an estimate of loss for insured events that have occurred prior to the date of the statement of financial position but for which a fixed value cannot be determined, which includes the following:

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

3.  Significant accounting policies (continued)

- Estimated amount: The expenses to be incurred in the course of settlement of the insured event, such as lawsuit or arbitration (if partial amount is settled, the remainder is recognized)

- Reserve for ineffective contracts: Reserve for ineffective contracts due to default in premium payment (Partial amount of surrender value)

- Unpaid claims: The amount of claims, surrender value and dividend to be paid is determined but not paid yet

- IBNR (Incurred But Not Reported): Estimated amount using a statistical method considering the company’s experience rate

•

Reserve for participating policyholder’s dividend - In accordance with regulations and policy terms, reserves for participating policyholder’s dividend are provided for dividend to be paid to the policyholders and comprise the current reserve for policyholder’s dividend and the future reserve for policyholder’s dividend.  The current reserve for policyholder’s dividend is the fixed payable dividend amount declared but not paid at the end of the reporting period and the future reserve for policyholder’s dividend is the calculated policyholder’s dividend amount factoring in estimated policy termination rates for the valid insurance policy as at the end of the reporting period.

ii) Policyholders' equity adjustment

At year end, unrealized holding gains and losses on available-for-sale securities are allocated to policyholders' equity adjustment by the ratio of the average policy reserve of the participating and non-participating contracts or the ratio of the investment source at the new acquisition year based on the date of acquisition.

iii) Liability adequacy test (the “LAT”)

Liability adequacy tests are performed by the Group in order to ensure the adequacy of the contract liabilities, net of related deferred acquisition costs and deferred policyholders’ participation liability or asset.

iv) Reinsurance contracts

According to K-IFRS No. 1104, “Insurance Contracts”, the Group does not offset:

1) reinsurance assets against the related insurance liabilities; or

2) income or expense from reinsurance contracts against the expense or income from the related insurance contracts.

If reinsurance assets are determined to be impaired, impairment loss is recognized in the profit and loss for the current period.

v) Deferred acquisition costs (the “DAC”)

Policy acquisition costs, which include commissions, certain direct and incremental underwriting and agency expenses associated with acquiring insurance policies, are deferred and amortized using the straight-line method over the contract year, up to seven years.  Actual acquisition costs incurred in excess of estimated acquisition costs are expensed.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

3.  Significant accounting policies (continued)

(w) Financial income and expense

i) Interest

Interest income and expense are recognized in profit or loss using the effective interest method. The effective interest rate is the rate that exactly discounts the estimated future cash payments and receipts through the expected life of the financial asset or liability (or, where appropriate, a shorter year) to the carrying amount of the financial asset or liability.  When calculating the effective interest rate, the Group estimates future cash flows considering all contractual terms of the financial instrument, but not future credit losses.

The calculation of the effective interest rate includes all fees and points paid or received that are an integral part of the effective interest rate.  Transaction costs include incremental costs that are directly attributable to the acquisition or issue of a financial asset or liability.

Once an impairment loss has been recognized on a loan, although the accrual of interest in accordance with the contractual terms of the instrument is discontinued, interest income is recognized at the rate of interest that was used to discount estimated future cash flows for the purpose of measuring the impairment loss.

ii) Fees and commission

Fees and commission income and expense that are integral to the effective interest rate on a financial asset or liability are included in the measurement of the effective interest rate.

Fees and commission income, including account servicing fees, investment management fees, sales commission, placement fees and syndication fees, are recognized as the related services are performed.  When a loan commitment is not expected to result in the draw-down of a loan, the related loan commitment fees are recognized on a straight-line basis over the commitment period.

Fees and commission expense relate mainly to transaction and service fees, which are expensed as the services are received.

iii) Insurance Income

The Group recognizes insurance income for the insurance premium paid of which the payment date arrived by the premium payment methods of the insurance contract; and recognizes advance receipts for the insurance premium paid of which the payment date has not arrived at the end of the reporting period.

iv) Dividends

Dividend income is recognized when the right to receive income is established.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

3.  Significant accounting policies (continued)

(x) Customer loyalty program

For customer loyalty programmes, the fair value of the consideration received or receivable in respect of the initial sale is allocated between award credits (“points”) and other components of the fee and commission income. The Group provides awards, in the form of price discounts and by offering a variety of gifts. The fair value allocated to the points is estimated by reference to the fair value of the monetary and/or non-monetary benefits for which they could be redeemed. The fair value of the benefits is estimated taking into account the expected redemption rate and the timing of such expected redemptions. Such amount is deferred and recognized as unearned revenue. Unearned revenue is recognized only when the points are redeemed and the Group has fulfilled its obligations to provide the benefits. The amount of revenue recognized in those circumstances is based on the number of points that have been redeemed in exchange for benefits, relative to the total number of points that are expected to be redeemed.

A provision for onerous contracts is recognized when the expected benefits to be derived by the Group from customer loyalty programmes are lower than the unavoidable cost of meeting its obligations under the programmes.

(y) Income tax

Income tax expense comprises current and deferred tax.  Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

i) Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years.  The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

ii) Deferred tax

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  A deferred tax liability is recognized for all taxable temporary differences.  A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which they can be utilized.  However, deferred tax is not recognized for the following temporary differences: taxable temporary differences arising on the initial recognition of goodwill, or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit or loss nor taxable income.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

3.  Significant accounting policies (continued)

(y) Income tax (continued)

The Group files its national income tax return with the Korean tax authorities under the consolidated corporate tax system, which allows it to make national income tax payments based on the combined profits or losses of the Controlling Company and its wholly owned domestic subsidiaries.  Deferred taxes are measured based on the future tax benefits expected to be realized in consideration of the expected combined profits or losses of eligible companies in accordance with the consolidated corporate tax system.  Consolidated corporate tax amounts, once determined, are allocated to each of the subsidiaries and are used as a basis for the income taxes to be recorded in their separate financial statements.

The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.  The Group recognizes a deferred tax asset for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.  The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if the Group has a legally enforceable right to set off current tax assets against current tax liabilities, and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on either: the same taxable entity; or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

(z) Accounting for trust accounts

The Group accounts for trust accounts separately from its group accounts under the Financial Investment Services and Capital Markets Act and thus the trust accounts are not included in the consolidated financial statements except Guaranteed Fixed Rate Money Trusts controlled by the Group, based on an evaluation of the substance of its relationship with the Group and the SPE’s risks and rewards. Funds transferred between Group account and trust accounts are recognized as borrowings from trust accounts in other liabilities with fees for managing the accounts recognized as non-interest income by the Group.

(aa) Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Group by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise convertible notes and share options granted to employees.

3.  Significant accounting policies (continued)

(ab) New standards and interpretations not yet adopted

The following new standards and amendments to existing standards have been published and are mandatory for the Group to adopt for annual periods beginning on or after January 1, 2018, and the Group has not early adopted them.

i) K-IFRS No. 1109, ‘Financial Instruments’

K-IFRS No. 1109, ‘Financial instruments’ which was published on September 25, 2015, is effective for periods beginning on or after January 1, 2018, with early adoption permitted.  K-IFRS No. 1109 will replace the current K-IFRS No. 1039, ‘Financial instruments: recognition and measurement’.  The Group plans to adopt K-IFRS No. 1109 for the year beginning on January 1, 2018 and will recognize the accumulated effect resulting from initial application of K-IFRS No. 1109 on the date of initial application, which is January 1, 2018.

K-IFRS No.1109 will generally be applied retrospectively; however the Group plans to take advantage of the exemption allowing it not to restate the comparative information for prior periods with respect to classification and measurement (including impairment) changes. For hedge accounting, the new standard will be applied prospectively except for certain cases such as accounting for the time value of options.

Main characteristics of K-IFRS No. 1109 are followings: 1) classification and measurement of financial instruments based on characteristics of contractual cash flows and business model for financial instrument management, 2) impairment model based on expected credit losses, and 3) expanded scope of hedged items and hedging instruments which qualify for hedge accounting and changes in assessment method for effect of hedging relationships.

For the application of K-IFRS No.1109, the Group implemented changes in its accounting processes and internal controls related to financial instruments.  The Group assessed the potential financial impact of the initial adoption of K-IFRS 1109 based on the circumstances and available information as of December 31, 2017 as follows:

1) Classification and measurement of financial assets

The Group classifies financial assets as subsequently measured at amortised cost, fair value through other comprehensive income or fair value through profit or loss on the basis of both the Group’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets as shown in the below table when the new standard K-IFRS No. 1109 is adopted.  Furthermore, if a hybrid contract contains a host that is an asset within the scope of this standard, an embedded derivative shall not be separated from the host and the hybrid contract is accounted as a financial asset.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

3.  Significant accounting policies (continued)

Contractual cash flow characteristics
Business model objectives	Principal and interest	Others
Collection of the contractual cash flows	Measured at amortised cost(*1)(“AC”)	Fair value through profit or loss(*2)
Collection of the contractual cash flows and to sale of assets	Measured at fair value through other comprehensive income(*1)(“FVOCI”)
sale of assets and others	Measured at fair value through profit or loss(“FVPL”)

(*1) The Group may irrevocably designate a financial asset as measured at fair value through profit or loss to eliminate or significantly reduce accounting mismatch.

(*2) The Group may make an irrevocable election for equity instruments that are not held for trading as measured at fair value through other comprehensive income.

As there are additional requirements for a financial asset to be classified as measured at amortized costs or at fair value through other comprehensive income under K-IFRS No. 1109 compared to the existing K-IFRS No. 1039, the adoption of K-IFRS No. 1109 would potentially increase the proportion of financial assets that are measured at fair value through profit or loss, increasing volatility in the Group’s profit or loss.

The expected impacts on the classification and measurement of financial assets as of December 31, 2017 based on the information from the revised accounting system are as follows:

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

3.  Significant accounting policies (continued)

Classification by				Amount by
K-IFRS 1039		K-IFRS 1109		K-IFRS 1039 (*1)	K-IFRS 1109 (*1)
Due from banks	Loans and receivables	FVPL	~~W~~	902,124	833,942
		AC		19,988,001	19,988,001
Loans	Loans and receivables	FVPL		748,875	778,595
		AC		277,127,495	277,127,495
Other financial assets	Loans and receivables	AC		12,090,983	12,090,983
Trading assets (debt securities)	Fair value through profit or loss	FVPL		23,451,755	23,451,755
Trading assets (equity securities)	Fair value through profit or loss	FVPL		4,823,244	4,823,244
Trading assets (gold deposits)	Fair value through profit or loss	FVPL		189,297	189,297
Fair value through profit or loss (debt securities)	Fair value through profit or loss	FVPL		2,000,343	2,000,343
		Designated at FVPL		110,467	110,467
Fair value through profit or loss (equity securities)	Fair value through profit or loss	FVPL		952,180	952,180
		Designated at FVPL		282,176	282,176
Fair value through profit or loss (hybrid financial assets)	Fair value through profit or loss	FVPL		233,892	233,892
Available-for-sale (debt securities)	Available-for-sale	FVPL		528,745	533,452
		FVOCI		36,657,807	36,657,807
Available-for-sale (equity securities)	Available-for-sale	FVPL		4,284,083	4,295,030
		FVOCI		646,301	646,301
Held-to-maturity (debt securities)	Held-to-maturity	FVPL		565,813	529,906
		AC		24,424,867	24,424,867
Total			~~W~~	410,008,448	409,949,733

(*1) Allowance for credit losses was excluded in the carrying amount.

(*2) Based on K-IFRS No. 1104, the Group applies the overlay approach method for financial assets related to insurance contract (Due from banks in the amount of ~~W~~902,124 millions, Available-for-sale (equity security) in the amount of ~~W~~1,972,577millions, Available-for-sale (debt security) in the amount of ~~W~~400,978 millions, Held-to-maturity in the amount of ~~W~~565,813millions).

Upon adoption of K-IFRS No. 1109, the Group expects to make reclassification adjustments between profit or loss and other comprehensive income on the date osf initial application an amount which is equal to the difference between i) the amount reported in profit or loss for the designated financial assets applying K-IFRS No. 1109; and ii) the amount that would have been reported in profit or loss for the designated financial assets if the insurer had applied K-IFRS No. 1039.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

3.  Significant accounting policies (continued)

Based on management’s evaluation to date, upon adoption of K-IFRS No. 1109 as of January 1, 2018, financial assets amounting to ~~W~~2,142,444 million among the loans and receivables and held-to-maturity securities, ~~W~~4,828,482 million among the available-for-sale securities are expected to be classified as assets measured at fair value through profit or loss.  The portion of assets measured at fair value through profit or loss increases to 9.52% under K-IFRS No. 1109 as of January 1, 2018 from 7.82% under K-IFRS No. 1039 as of December 31, 2017; and the volatility of profit or loss is expected to increase due to the changes in the fair value of financial assets.

2) Classification and measurement of financial liabilities

In accordance with the new standard K-IFRS No. 1109, the amount of change in the fair value of the financial liability designated as measured at fair value through profit or loss that is attributable to changes in the credit risk of that liability will be presented in other comprehensive income, not profit or loss.  Amounts presented in other comprehensive income shall not be subsequently transferred to profit or loss.  However, when the treatment of the effects of changes in the liability's credit risk would create or enlarge an accounting mismatch, the related change in the fair value can be presented in profit or loss.

As some portion of the changes in fair value of the financial liability that is designated at fair value through profit or loss, which was recognized as profit or loss under K-IFRS No. 1039, will be presented as other comprehensive income, the profit or loss related to fair value of financial liability may decrease.

The Group designated liabilities amounting to ~~W~~8,297,609 million from the total financial liabilities of ~~W~~362,185,727 million as measured at fair value through profit or loss as of December 31, 2017. On the date of initial application of K-IFRS No. 1109, the loss recorded in opening retained earnings amounting to ~~W~~100,685 million for these financial liabilities will be changed by ~~W~~2,141 million related to the change in fair value as a result of change in credit risk of the financial liabilities.

3) Impairment: Financial assets and contract assets

Under the current standard K-IFRS No. 1039, impairment is recognized based on incurred loss model only when there is an objective evidence of impairment. However, under the new standard K-IFRS No. 1109, impairment is recognized based on expected credit loss impairment model for the debt instruments, lease receivable, contract assets, loan commitments, and financial guarantee contracts measured at amortised cost or financial assets that are measured at fair value through other comprehensive income.

Unlike the current standard K-IFRS No. 1039 which is based on incurred loss model, credit losses may be recognized earlier under K-IFRS No. 1109. As shown below, this standard requires to measure the amount for loss allowance in 3 stages based on the 12-month expected credit losses or lifetime expected credit losses depending on the degree of increase in credit risk of the financial assets since initial recognition.

Stages		Loss allowance
Stage 1	Credit risk has not increased significantly since initial recognition(*1)	12-month expected credit losses: the expected credit losses that result from default events on a financial instrument that are possible within the 12 months after the reporting date.
Stage 2	Credit risk has increased significantly since initial recognition	Lifetime expected credit losses: the expected credit losses that result from all possible default events over the expected life of a financial instrument.
Stage 3	Credit-impaired

(*1) The Group may assume that the credit risk on a financial instrument has not increased significantly since initial recognition if the credit risk is low at the reporting date.

According to K-IFRS No.1109, the Group will only recognize the cumulative changes in lifetime expected credit losses since initial recognition as a loss allowance for financial assets impaired at its initial recognition.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

3.  Significant accounting policies (continued)

Under K-IFRS No.1109, the Group will apply the simplified approach for which the Group will consider a debt security to have low credit risk when its credit risk rating is equivalent to the definition of ‘investment-grade’.

Based on management’s evaluation to date using the information from the revised accounting system as of December 31, 2017, the expected impacts on the allowance for loan losses are as follows:

Classification Under			Amount Under
K-IFRS 1039	K-IFRS 1109		K-IFRS 1039	K-IFRS 1109
Allowance for loan losses
Loans and receivables
Due from banks	AC	~~W~~	14,054	15,062
Loans	AC		2,307,276	2,878,611
	FVPL		3,328	-
Other financial assets	AC		49,679	51,649
Available-for-sale assets
Debt securities	FVOCI		-	18,736
Held-to-maturity assets
Debt securities	AC		-	8,560
		~~W~~	2,374,337	2,972,618
Contingent liabilities
Financial guarantee contract	Financial guarantee contract	~~W~~	36,506	37,288
Allowances for unused loan commitments and other credit risk	Allowances for unused loan commitments and other credit risk		168,006	222,499
		~~W~~	204,512	259,787

4) Hedge accounting

New standard K-IFRS 1109 retains the mechanics of hedge accounting (fair value hedge, cash flow hedge, and hedge of a net investment in a foreign operation) of current standard K-IFRS No. 1039.  However, this standard mitigated K-IFRS No. 1039 by amending the complex and rule-based requirements related to hedge accounting under K-IFRS No. 1039 to principle-based requirements to align hedge accounting more closely with risk management.  Furthermore, this standard expanded the eligible hedged items and the hedging instruments and eased the requirement for the hedge accounting by removing quantitative threshold (80~125%) and changing hedge effectiveness test method.

When applying hedge accounting under K-IFRS No. 1109, the hedge accounting can be applied to certain transactions that do not meet the requirements for hedge accounting under K-IFRS No. 1039 and volatility of the profit or loss can be decreased.

The Group will adopt K-IFRS No. 1109 hedge accounting requirements and plans to apply hedge accounting for the risk management activities if the hedge accounting requirements can be met.

As December 31, 2017, no hedge accounting is applied under K-IFRS No. 1109 for risk management activities for which no hedge accounting has been applied under the existing K-IFRS No. 1039.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

3.  Significant accounting policies (continued)

ii) K-IFRS No. 1115 ‘Revenue from Contracts with Customers’

K-IFRS No.1115, published on November 6, 2015, is a new accounting standard about revenue recognition, is effective for annual reporting periods beginning on or after January 1, 2018, with earlier application permitted.

It replaces existing revenue recognition standards, including K-IFRS No.1018, ‘Revenue’, K-IFRS No.1011, ‘Construction Contracts’, K-IFRS No.2031, ‘Revenue-Barter Transactions Involving Advertising Services’, K-IFRS No.2113, ‘Customer Loyalty Programmes’. K-IFRS No.2115, ’Agreements for the Construction of Real Estate’ and K-IFRS No.2118, ‘Transfers of Assets from Customers’.

The Group adopts K-IFRS No.1115 from January 1, 2018 using the cumulative effect method and the effect of initially applying this standard is recognised at the date of initial application (i.e. January 1, 2018). As a result, the Group will not apply the requirements of K-IFRS 15 to the comparative period presented.

The existing standards suggest revenue recognition guidance by type of transactions such as sale of goods, rendering of services, interest revenue, royalty revenue, dividends revenue and construction contracts.  However, according to K-IFRS No.1115, all types of contracts recognize revenue through five-step revenue recognition model (① ‘Identifying the contract’ → ② ’Identifying performance obligations’ → ③ ‘Determining the transaction price’ → ④ ‘Allocating the transaction price to performance obligations’ → ⑤ ‘Recognizing the revenue by satisfying performance obligations’).

Since the second half of 2017, the Group has formed a separate Task Force Team to prepare for the adoption of K-IFRS No. 1115 and set up the relating accounting policies and processes.  However, as a result of the analysis of financial impact based on the current situation and available information as of December 31, 2017, the Group does not expect the application of K-IFRS No.1115 will have a material impact on the consolidated financial statements.

iii) Amendments to K-IFRS No. 1102 Classification and Measurement of Share-based Payment Transactions

The amendments clarified that measuring cash-settled share-based payment should reflect the vesting conditions and non-vesting conditions like measuring equity-settled share-based payment; and the case where share-based payment transactions with a net settlement feature for withholding tax obligations should be classified as equity-settled share-based payments. This amendments are effective for annual reporting period beginning on or after January 1, 2018 and the Group does not expect the amendments have significant impact on its consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

3.  Significant accounting policies (continued)

iv) K-IFRS No. 1116 ‘Lease’

K-IFRS No. 1116, ‘Leases’ which was published on May 25, 2017, is effective for periods beginning on or after January 1, 2019, with early adoption permitted. K-IFRS No. 1116 will replace the current K-IFRS No. 1017, ‘Leases’, K-IFRS Interpretations No. 2104, ‘Determining whether an Arrangement Contains a Lease’. Companies applying the K-IFRS 1115 ‘Revenue from Contracts with Customers ' can adopt K-IFRS No.1116 early.

The Group classifies whether the contract itself is a lease or the contract involves a lease at the point of lease commencement date and distinguishes whether the contract itself is a lease or the contract involves a lease based on K-IFRS No. 1116. However, the Group may choose as its accounting policy not to reassess all the contracts before the date of initial application, as a practical expedient.

K-IFRS No. 1116 ‘Lease’ presents that a lessee may elect not to separate non-lease components from lease components, and instead, account for each lease component and any associated non-lease components as a single lease component, as a practical expedient.  The lessee is required to recognize the right-of-use assets and lease liabilities representing the right to occupy the underlying assets and the duty to make lease payments, respectively.  However, as the cases of short-term lease and the low value assets the exemption is applicable.  The accounting for lessor has not significantly changed from the current K-IFRS No. 1017.  The Group is in the process of evaluating whether there will be a significant impact on the Group’s consolidated financial statements due to the adoption of K-IFRS No. 1116.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

4.  Financial risk management

(a) Overview

As a financial services provider, the Group is exposed to various risks relating to lending, credit card, insurance, securities investment, trading and leasing businesses, its deposit taking and borrowing activities in addition to the operating environment.

The principal risks to which the Group is exposed are credit risk, market risk, interest rate risk, liquidity risk and operational risk.  These risks are recognized, measured and reported in accordance with risk management guidelines established at the controlling company level and implemented at the subsidiary level through a carefully stratified checks-and-balances system.

i) Risk management principles

The Group risk management is guided by the following core principles:

-	identifying and managing all inherent risks;
-	standardizing risk management process and methodology;
-	ensuring supervision and control of risk management independent of business activities;
-	continuously assessing risk preference;
-	preventing risk concentration;
-	operating a precise and comprehensive risk management system including statistical models; and
-	balancing profitability and risk management through risk-adjusted profit management.

ii) Risk management organization

The Group risk management system is organized along the following hierarchy: from the top and at the controlling company level, the Group Risk Management Committee, the Group Risk Management Council, the Chief Risk Officer and the Group Risk Management Team, and at the subsidiary level, the Risk Management Committees and the Risk Management Team of the relevant subsidiary.  The Group Risk Management Committee, which is under the supervision of the controlling company’s board of directors, sets the basic group wide risk management policies and strategies.  The controlling company’s Chief Risk Officer reports to the Group Risk Management Committee, and the Group Risk Management Council, whose members consist of the controlling company’s Chief Risk Officer and the risk management team heads of each of subsidiaries, coordinates the risk management policies and strategies at the group level as well as at the subsidiary level among each of subsidiaries.  Each of subsidiaries also has a separate Risk Management Committee, Risk Management Working Committee and Risk Management Team, whose tasks are to implement the group wide risk management policies and strategies at the subsidiary level as well as to set risk management policies and strategies specific to such subsidiary in line with the

Group wide guidelines.  The Group also has the Group Risk Management Team, which supports the controlling company’s Chief Risk Officer in his or her risk management and supervisory role.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

4.  Financial risk management (continued)

In order to maintain the group wide risk at an appropriate level, the Group use a hierarchical risk limit system under which the Group Risk Management Committee assigns reasonable risk limits for the entire group and each subsidiary, and the Risk Management Committee and the Management Council of each subsidiary manage the subsidiary-specific risks by establishing and managing risk limits in more detail by type of risk and type of product for each department and division within such subsidiary.

The Group Risk Management Committee consists of directors of the controlling company.  The Group Risk Management Committee convenes at least once every quarter and may also convene on an ad hoc basis as needed.  Specifically, the Group Risk Management Committee does the following: (i) establish the overall risk management policies consistent with management strategies, (ii) set reasonable risk limits for the entire group and each of subsidiaries, (iii) approve appropriate investment limits or allowed loss limits, (iv) enact and amend risk management regulations, and (v) decide on other risk management-related issues the Board of Directors or the Group Risk Management Committee sees fit to discuss.  The results of the Group Risk Management Committee meetings are reported to the Board of Directors of the controlling company.  The Group Risk Management Committee makes decisions through affirmative votes by a majority of the committee members.

The Group Risk Management Council is comprised of the controlling company’s chief risk officer, head of risk management team, and risk officers from each subsidiary.  The Group Risk Management Council holds meetings for risk management executives from each subsidiary to discuss the Group’s group wide risk management guidelines and strategy in order to maintain consistency in the group wide risk policies and strategies.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

4.  Financial risk management (continued)

iii) Risk management framework

The Group takes the following steps to implement the foregoing risk management principles:

•

Risk capital management – Risk capital refers to capital necessary to compensate for losses in case of a potential risk being realized, and risk capital management refers to the process of asset management based on considerations of risk exposure and risk appetite among total assets so that the Group can maintain an appropriate level of risk capital.  As part of the Group’s risk capital management, the Group has adopted and maintains various risk planning processes and reflect such risk planning in the Group’s business and financial planning.  The Group also has adopted and maintains a risk limit management system to ensure that risks in the Group’s business do not exceed prescribed limits.

•

Risk monitoring – The Group proactively, preemptively and periodically review risks that may impact its overall operations, including through a multidimensional risk monitoring system. Currently, each of subsidiaries is required to report to the controlling company any factors that could have a material impact on the group-wide risk management, and the controlling company reports to the Group’s chief risk officer and other members of the Group’s senior management the results of risk monitoring on a weekly, monthly and on an ad hoc basis as needed.  In addition, the Group perform preemptive risk management through a “risk dashboard system” under which the Group closely monitor any increase in asset size, risk levels and sensitivity to external factors with respect to the major asset portfolios of each of subsidiaries, and to the extent such monitoring yields any warning signals, the Group promptly analyze the causes and, if necessary, formulate and implement actions in response to these warning signals.

•

Risk review – Prior to entering any new business, offering any new products or changing any major policies, the Group reviews relevant risk factors based on a prescribed risk management checklist and, in the case of changes for which assessment of risk factors is difficult, supports reasonable decision-making in order to avoid taking any unduly risky action.  The risk management departments of all subsidiaries are required to review all new businesses, products and services prior to their launch and closely monitor the development of any related risks following their launch, and in the case of any action that involves more than one subsidiary, the relevant risk management departments are required to consult with the risk management team at the controlling company level prior to making any independent risk reviews.

•

Risk management – The Group maintain a group wide risk management system to detect the signals of any risk crisis and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Group’s survival as a going concern.  Each subsidiary maintains crisis planning for three levels of contingencies, namely, “alert”, “imminent crisis” and “crisis”, determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan.  At the controlling company level, the Group maintains and installs crisis detection and response system which is applied consistently group wide, and upon the happening of any contingency at two or more subsidiary level, the Group directly takes charge of the situation so that the Group manages it on a concerted group wide basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

4.  Financial risk management (continued)

(b) Credit risk

i) Credit risk management

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers and investment securities.  The Group’s credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on statements of financial position, but also off-balance transactions such as guarantees, loan commitments and derivatives transactions.

•	Credit Risk Management of Shinhan Bank

Major policies for Shinhan Bank’s credit risk management, including Shinhan Bank’s overall credit risk management plan and credit policy guidelines, are determined by the Risk Policy Committee of Shinhan Bank, the executive decision-making body for management of credit risk.  The Risk Policy Committee is headed by the Chief Risk Officer, and also comprises of the Chief Credit Officer, the heads of each business unit and the head of the Risk Management Department.  In order to separate the loan approval functions from credit policy decision-making, Shinhan Bank has a Credit Review Committee that performs credit review evaluations, which focus on improving the asset quality and profitability from the loans being made, and operates separately from the Risk Policy Committee.

Shinhan Bank complies with credit risk management procedures pursuant to internal guidelines and regulations and continually monitors and improves these guidelines and regulations.  Its credit risk management procedures include:

-credit evaluation and approval;

-credit review and monitoring; and

-credit risk assessment and control

Each of Shinhan Bank’s borrowers is assigned a credit rating, which is based on a comprehensive internal credit evaluation system that considers a variety of criteria.  For retail borrowers, the credit rating takes into account the borrower’s past dealings with Shinhan Bank and external credit rating information, among others.  For corporate borrowers, the credit rating takes into account financial indicators as well as non-financial indicators such as industry risk, operational risk and management risk, among others.  The credit rating, once assigned, serves as the fundamental instrument in Shinhan Bank’s credit risk management, and is applied in a wide range of credit risk management processes, including credit approval, credit limit management, loan pricing and computation of allowance for loan losses.  Shinhan Bank has separate credit evaluation systems for retail customers, SOHO customers and corporate customers, which are further segmented and refined to meet Basel Ⅲ requirements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

4.  Financial risk management (continued)

Loans are generally approved after evaluations and approvals by the manager at the branch level as well as the committee of the applicable business unit at Shinhan Bank.  The approval limit for retail loans is made based on Shinhan Bank’s automated credit scoring system.  In the case of large corporate loans, approval limits are also reviewed and approved by a Credit Officer at the headquarter level.  Depending on the size and the importance of the loan, the approval process is further reviewed by the Credit Officer Committee or the Master Credit Officer Committee.  If the loan is considered, further evaluation is made by the Credit Review Committee, which is Shinhan Bank’s highest decision-making body in relation to credit approval.

Pursuant to the foregoing credit review and monitoring procedures and in order to promptly prevent deterioration of loan qualities, Shinhan Bank classifies potentially problematic borrowers into (i) borrowers that show early warning signals, (ii) borrowers that require close monitoring and (iii) normal borrowers, and treats them differentially accordingly.

In order to maintain portfolio-level credit risk at an appropriate level, Shinhan Bank manages its loans using value-at-risk (“VaR”) limits for the entire bank as well as for each of its business units.  In order to prevent concentration of risk in a particular borrower or borrower class, Shinhan Bank also manages credit risk by borrower, industry, country and other detailed categories.

•	Credit Risk Management of Shinhan Card

Major policies for Shinhan Card’s credit risk management are determined by Shinhan Card’s Risk Management Council and Shinhan Card’s Risk Management Committee is responsible for approving them.  Shinhan Card’s Risk Management Council is headed by the Chief Risk Officer, and also comprises of the heads of each business unit, supporting unit and relevant department at Shinhan Card.  In order to separate credit policy decision-making from credit evaluation functions, Shinhan Card also has a Risk Management Committee, which evaluates applications for corporate loans exceeding a certain amount and other loans deemed important.  Shinhan Card uses an automated credit scoring system to approve credit card applications or credit card authorizations.  The credit scoring system is divided into two sub-systems: the application scoring system and the behavior scoring system.  The behavior scoring system is based largely on the credit history, and the application scoring system is based largely on personal information of the applicant.  For credit card applicants with whom the Shinhan Card has an existing relationship, Shinhan Card’s credit scoring system considers internally gathered information such as repayment ability, total assets, the length of the existing relationship and the applicant’s contribution to profitability.  The credit scoring system also automatically conducts credit checks on all credit card applicants.

If a credit score awarded to an applicant is above a minimum threshold, the application is approved unless overridden based on other considerations such as delinquencies with other credit card companies.

Shinhan Card continually monitors all accountholders and accounts using a behavior scoring system. The behavior scoring system predicts a cardholder’s payment pattern by evaluating the cardholder’s credit history, card usage and amounts, payment status and other relevant data.  The behavior score is recalculated each month and is used to manage the accounts and approval of additional loans and other products to the cardholder.  Shinhan Card also uses the scoring system to monitor its overall risk exposure and to modify its credit risk management strategy.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

4.  Financial risk management (continued)

ii) Maximum exposure to credit risk

The Group’s maximum exposure to credit risk without taking account of any collateral held or other credit enhancements as of December 31, 2017 and 2016 are as follows:

		2017	2016
Due from banks and loans(*1)(*3):
Banks	~~W~~	13,373,140	13,922,969
Retail		124,868,554	115,972,280
Government		14,442,747	11,776,346
Corporations		123,637,882	116,001,132
Card receivable		20,119,514	18,704,516
		296,441,837	276,377,243

Trading assets		23,829,943	22,638,409
Financial assets designated at FVTPL(*5)		2,344,701	2,228,186
AFS financial assets(*6)		37,186,552	32,822,071
HTM financial assets(*7)		24,990,680	19,805,084
Derivative assets		3,400,178	3,002,859
Other financial assets(*1)(*2)		12,041,304	13,975,889
Financial guarantee contracts		3,267,707	3,424,022
Loan commitments and other credit liabilities		75,518,079	76,055,306
	~~W~~	479,020,981	450,329,069

(*1) The maximum exposure amounts for due from banks, loans and other financial assets are measured as net of allowances.

(*2) The credit quality of other financial assets are not included in the details of the Group’s main credit quality disclosures as other financial assets mainly comprise brokerage, securities and spot transaction related receivables, accrued interest receivables, secured key money deposits and domestic exchange settlement debit settled in a day.

(*3) Due from banks and loans were classified as similar credit risk group when calculating the BIS ratio under new Basel Capital Accord (Basel Ⅲ).

(*4) As of December 31, 2017 and 2016, the maximum exposure to credit risk caused by unused credit commitments amounted to ~~W~~63,745,952 million, ~~W~~61,184,914 million , respectively.

(*5) FVTPL: fair value through profit or loss

(*6) AFS : available-for-sale

(*7) HTM : held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

4.  Financial risk management (continued)

iii) Due from banks and loans by past due or impairment

-  Due from banks and loans as of December 31, 2017 and 2016 are as follows:

		2017
		Banks	Retail	Government	Corporations	Card	Total
Neither past due nor impaired	~~W~~	13,390,271	124,361,480	14,447,016	123,667,242	19,788,015	295,654,024
Past due but not impaired		-	581,977	-	194,132	543,303	1,319,412
Impaired		-	362,707	-	1,010,036	420,316	1,793,059
		13,390,271	125,306,164	14,447,016	124,871,410	20,751,634	298,766,495
Less : allowance		(17,131)	(437,610)	(4,269)	(1,233,528)	(632,120)	(2,324,658)
	~~W~~	13,373,140	124,868,554	14,442,747	123,637,882	20,119,514	296,441,837

		2016
		Banks	Retail	Government	Corporations	Card	Total
Neither past due nor impaired	~~W~~	13,946,898	115,668,247	11,778,472	115,911,309	18,590,689	275,895,615
Past due but not impaired		-	392,002	270	264,354	397,417	1,054,043
Impaired		-	285,929	-	1,098,081	420,079	1,804,089
		13,946,898	116,346,178	11,778,742	117,273,744	19,408,185	278,753,747
Less : allowance		(23,929)	(373,898)	(2,396)	(1,272,612)	(703,669)	(2,376,504)
	~~W~~	13,922,969	115,972,280	11,776,346	116,001,132	18,704,516	276,377,243

-  Credit quality of due from banks and loans that are neither past due nor impaired as of December 31, 2017 and 2016 are as follows:

		2017
		Banks	Retail	Government	Corporations	Card	Total
Grade 1(*1)	~~W~~	13,382,414	116,304,917	14,447,016	86,831,895	16,314,189	247,280,431
Grade 2(*1)		7,857	8,056,563	-	36,835,347	3,473,826	48,373,593
		13,390,271	124,361,480	14,447,016	123,667,242	19,788,015	295,654,024
Less : allowance		(17,131)	(212,502)	(4,269)	(647,694)	(288,362)	(1,169,958)
	~~W~~	13,373,140	124,148,978	14,442,747	123,019,548	19,499,653	294,484,066
Mitigation of credit risk due to collateral(*2)	~~W~~	96,835	80,354,889	-	64,018,607	6,358	144,476,689

		2016
		Banks	Retail	Government	Corporations	Card	Total
Grade 1(*1)	~~W~~	13,946,898	108,798,683	11,778,472	78,556,918	15,156,750	228,237,721
Grade 2(*1)		-	6,869,564	-	37,354,391	3,433,939	47,657,894
		13,946,898	115,668,247	11,778,472	115,911,309	18,590,689	275,895,615
Less : allowance		(23,929)	(205,135)	(2,395)	(740,349)	(374,708)	(1,346,516)
	~~W~~	13,922,969	115,463,112	11,776,077	115,170,960	18,215,981	274,549,099
Mitigation of credit risk due to collateral(*2)	~~W~~	35,581	76,943,059	-	59,271,190	6,200	136,256,030

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

4.  Financial risk management (continued)

(*1) Credit quality of due from banks and loans was classified based on the internal credit rating as follows:

Type of Borrower	Grade 1	Grade 2
Banks and governments(*)	OECD sovereign credit rating of 6 or above (as applied to the nationality of the banks and governments)	OECD sovereign credit rating of below 6 (as applied to the nationality of the banks and governments)
Retail	Pool of retail loans with probability of default of less than 2.25%	Pool of retail loans with probability of default of 2.25% or more
Corporations	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+ (Probability of default for loans with internal credit rating of BBB is 2.25%)
Credit cards	For individual card holders, score of 7 or higher in Shinhan Card’s internal behavior scoring system For corporate cardholders, same as corporate loans	For individual card holders, score of below 7 in Shinhan Card’s internal behavior scoring system For corporate cardholders, same as corporate loans

(*) In the case of loans to banks and governments that are neither past due nor impaired, Shinhan Bank classified loans with a sovereign rating of 6 or above as Grade 1 and those with a sovereign rating of below 6 as Grade 2.  Under the guidelines set forth by the Financial Supervisory Commission of Korea, all major commercial banks in Korea, including Shinhan Bank, follow the standardized approach under Basel III for purposes of computing Bank of International Settlement (BIS) ratios for risk classifications of loans to banks and governments.  Under this standardized approach under Basel III, risk classification for loans to banks and governments are determined on the basis of sovereign credit ratings, and not internal credit ratings assigned by the lending bank that are specific to the individual banks and governments.  More specifically, this approach involves classifying loans to banks and governments in a given jurisdiction as either Grade 1 or Grade 2 based on the sovereign credit ratings for the government of such jurisdiction as determined by the Organization for Economic Co-operation and Development (“OECD”).  As for our subsidiaries other than Shinhan Bank, risk classification of loans to banks and governments is made based on their respective internal credit ratings as these subsidiaries are not subject to the aforesaid guidelines of the Financial Supervisory Commission relating to Basel III risk classification.

(*2) The Group holds collateral against due from banks and loans to customers in the form of mortgage interests over property, other registered securities over assets, and guarantees.  Estimates of quantification of the extent to which collateral mitigate credit risk are based on the fair value of collateral.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

4.  Financial risk management (continued)

-  Aging analyses of due from banks and loans that are past due but not impaired as of December 31, 2017 and 2016 are as follows:

		2017
		Banks	Retail	Government	Corporations	Card	Total
Less than 30 days	~~W~~	-	458,968	-	131,624	446,658	1,037,250
31~60 days		-	65,152	-	33,749	58,283	157,184
61~90 days		-	42,427	-	16,972	37,972	97,371
More than 90 days		-	15,430	-	11,787	390	27,607
		-	581,977	-	194,132	543,303	1,319,412
Less : allowance (collective)		-	(56,774)	-	(8,898)	(81,990)	(147,662)
	~~W~~	-	525,203	-	185,234	461,313	1,171,750
Mitigation of credit risk due to collateral(*)	~~W~~	-	325,631	-	94,388	90	420,109

		2016
		Banks	Retail	Government	Corporations	Card	Total
Less than 30 days	~~W~~	-	297,889	270	190,133	321,913	810,205
31~60 days		-	49,582	-	50,881	53,379	153,842
61~90 days		-	31,072	-	20,305	21,899	73,276
More than 90 days		-	13,459	-	3,035	226	16,720
		-	392,002	270	264,354	397,417	1,054,043
Less : allowance (collective)		-	(35,627)	(1)	(12,377)	(66,413)	(114,418)
	~~W~~	-	356,375	269	251,977	331,004	939,625
Mitigation of credit risk due to collateral(*)	~~W~~	-	249,309	-	101,334	112	350,755

-  Due from banks and loans that are impaired as of December 31, 2017 and 2016 are as follows:

		2017
		Banks	Retail	Government	Corporations	Card	Total
Impaired	~~W~~	-	362,707	-	1,010,036	420,316	1,793,059
Less : allowance		-	(168,334)	-	(576,936)	(261,768)	(1,007,038)
	~~W~~	-	194,373	-	433,100	158,548	786,021
Mitigation of credit risk due to collateral(*)	~~W~~	-	128,906	-	384,815	12	513,733

		2016
		Banks	Retail	Government	Corporations	Card	Total
Impaired	~~W~~	-	285,929	-	1,098,081	420,079	1,804,089
Less : allowance		-	(133,136)	-	(519,886)	(262,548)	(915,570)
	~~W~~	-	152,793	-	578,195	157,531	888,519
Mitigation of credit risk due to collateral(*)	~~W~~	-	101,730	-	437,891	3	539,624

(*) The Group holds collateral against due from banks and loans to customers in the form of mortgage interests over property, other registered securities over assets, and guarantees.  Estimates of quantification of the extent to which collateral mitigate credit risk are based on the fair value of collateral.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

4.  Financial risk management (continued)

iv) Credit rating

-  Credit ratings of debt securities as of December 31, 2017 and 2016 are as follows:

		2017
		Trading assets	Financial assets designated at FVTPL	Available–for- sale financial assets	Held-to-maturity financial assets	Total
AAA	~~W~~	8,837,093	630,247	23,949,843	20,057,480	53,474,663
AA- to AA+		5,193,659	589,193	5,582,125	3,956,290	15,321,267
A- to A+		5,442,892	792,715	4,300,764	444,711	10,981,082
BBB- to BBB+		1,614,012	252,258	1,508,224	166,906	3,541,400
Lower than BBB-		275,200	-	435,651	177,840	888,691
Unrated		2,277,790	80,288	1,409,945	187,453	3,955,476
	~~W~~	23,640,646	2,344,701	37,186,552	24,990,680	88,162,579

		2016
		Trading assets	Financial assets designated at FVTPL	Available–for- sale financial assets	Held-to-maturity financial assets	Total
AAA	~~W~~	9,777,845	535,684	19,781,580	16,188,459	46,283,568
AA- to AA+		4,075,181	402,946	5,561,165	2,584,304	12,623,596
A- to A+		5,310,796	1,097,395	4,257,161	535,889	11,201,241
BBB- to BBB+		1,441,783	192,161	1,348,073	137,240	3,119,257
Lower than BBB-		144,612	-	469,615	148,894	763,121
Unrated		1,640,347	-	1,404,477	210,298	3,255,122
	~~W~~	22,390,564	2,228,186	32,822,071	19,805,084	77,245,905

-  The credit quality of securities (debt securities) according to the credit ratings by external rating agencies is as follows:

Internal credit ratings	KIS(*1)	KR(*2)	S&P	Fitch	Moody's
AAA	-	-	AAA	AAA	Aaa
AA- to AA+	AAA	AAA	AA- to AA+	AA- to AA+	Aa3 to Aa1
A- to A+	AA- to AA+	AA- to AA+	A- to A+	A- to A+	A3 to A1
BBB- to BBB+	BBB- to A	BBB- to A	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than Baa3
Unrated	Unrated	Unrated	Unrated	Unrated	Unrated

(*1) KIS : Korea Investors Service

(*2) KR : Korea Ratings

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

4.  Financial risk management (continued)

-  Credit status of debt securities as of December 31, 2017 and 2016 are as follows:

		2017	2016
Neither past due nor impaired	~~W~~	88,160,626	77,244,537
Impaired		1,953	1,368
	~~W~~	88,162,579	77,245,905

- Credit quality of derivative assets as of December 31, 2017 and 2016 are as follows:

		2017	2016
Grade 1(*1)(*2)	~~W~~	3,290,638	2,944,814
Grade 2(*1)(*2)		109,540	58,045
	~~W~~	3,400,178	3,002,859

(*1) Credit qualities of derivative assets were classified based on the internal credit ratings of counterparties.

(*2) Grade 1: Internal credit rating of BBB+ or above, Grade 2: Internal credit rating of below BBB+

v) Assets acquired through foreclosures amounting to ~~W~~658 million are classified as assets held for sale (non-business purpose property) as of December 31, 2016.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

4.  Financial risk management (continued)

vi) Concentration by geographic location

An analysis of concentration by geographic location for financial instrument, net of allowance, as of December 31, 2017 and 2016 are as follows:

		2017
		Korea	USA	Japan	Vietnam	China	Other	Total
Due from banks and loans:
Banks	~~W~~	6,315,655	1,186,576	268,533	583,094	3,420,223	1,599,059	13,373,140
Retail		119,993,323	346,746	2,695,890	745,725	615,079	471,791	124,868,554
Government		12,887,534	130,553	388,142	35,786	664,030	336,702	14,442,747
Corporations		110,025,699	2,371,400	2,169,445	1,613,022	2,530,507	4,927,809	123,637,882
Card		20,002,457	7,434	2,208	76,608	16,806	14,001	20,119,514
		269,224,668	4,042,709	5,524,218	3,054,235	7,246,645	7,349,362	296,441,837
Trading assets		23,294,062	235,474	985	5,074	60,037	234,311	23,829,943
Financial assets designated at FVTPL(*1)		2,262,222	82,479	-	-	-	-	2,344,701
AFS financial assets(*2)		34,323,438	1,242,570	163,652	474,134	510,678	472,080	37,186,552
HTM financial assets(*3)		22,458,896	1,466,037	34,487	237,641	37,096	756,523	24,990,680
	~~W~~	351,563,286	7,069,269	5,723,342	3,771,084	7,854,456	8,812,276	384,793,713

		2016
		Korea	USA	Japan	Vietnam	China	Other	Total
Due from banks and loans:
Banks	~~W~~	5,681,266	1,675,781	328,700	465,998	3,982,074	1,789,150	13,922,969
Retail		112,391,835	337,751	2,270,133	294,777	277,447	400,337	115,972,280
Government		9,799,087	321,516	717,922	109,943	696,051	131,827	11,776,346
Corporations		103,409,204	2,254,649	2,083,445	1,630,829	2,272,447	4,350,558	116,001,132
Card		18,660,696	7,116	2,114	13,213	10,684	10,693	18,704,516
		249,942,088	4,596,813	5,402,314	2,514,760	7,238,703	6,682,565	276,377,243
Trading assets		22,220,290	130,576	1,072	5,417	32,490	248,564	22,638,409
Financial assets designated at FVTPL(*1)		2,144,830	-	-	-	60,201	23,155	2,228,186
AFS financial assets(*2)		29,739,647	1,363,047	112,381	484,002	588,334	534,660	32,822,071
HTM financial assets(*3)		17,871,709	1,410,721	56,196	155,916	166,560	143,982	19,805,084
	~~W~~	321,918,564	7,501,157	5,571,963	3,160,095	8,086,288	7,632,926	353,870,993

(*1) FVTPL : fair value through profit or loss

(*2) AFS : available-for-sale

(*3) HTM : held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

4.  Financial risk management (continued)

vii) Concentration by industry sector

An analysis of concentration by industry sector of due from banks and loans, net of allowance, as of December 31, 2017 and 2016 are as follows:

		2017
		Finance and insurance	Manu- facturing	Retail and wholesale	Real estate and service	Other	Retail customers	Total
Due from banks and loans:
Banks	~~W~~	11,094,855	1,592	-	56,744	2,219,949	-	13,373,140
Retail		-	-	-	-	-	124,868,554	124,868,554
Government		13,381,461	1,314	-	-	1,059,972	-	14,442,747
Corporations		5,474,353	40,364,768	16,563,849	23,005,675	38,229,237	-	123,637,882
Card		41,825	295,290	140,117	37,801	445,982	19,158,499	20,119,514
		29,992,494	40,662,964	16,703,966	23,100,220	41,955,140	144,027,053	296,441,837
Trading assets		17,183,669	1,139,609	1,206,133	176,273	4,124,259	-	23,829,943
Financial assets designated at FVTPL(*1)		1,201,464	202,906	36,112	45,178	859,041	-	2,344,701
AFS financial assets(*2)		23,384,608	1,409,017	227,289	632,410	11,533,228	-	37,186,552
HTM financial assets(*3)		5,975,448	48,981	-	785,859	18,180,392		24,990,680
	~~W~~	77,737,683	43,463,477	18,173,500	24,739,940	76,652,060	144,027,053	384,793,713

		2016
		Finance and insurance	Manu- facturing	Retail and wholesale	Real estate and service	Other	Retail customers	Total
Due from banks and loans:
Banks	~~W~~	10,875,077	68	-	110,443	2,937,381	-	13,922,969
Retail		-	-	-	-	-	115,972,280	115,972,280
Government		10,906,097	3,991	-	3,315	862,943	-	11,776,346
Corporations		5,094,455	40,544,250	15,560,280	20,460,662	34,341,485	-	116,001,132
Card		38,574	194,630	131,956	37,495	371,497	17,930,364	18,704,516
		26,914,203	40,742,939	15,692,236	20,611,915	38,513,306	133,902,644	276,377,243
Trading assets		14,783,780	1,262,042	1,079,631	307,115	5,205,841	-	22,638,409
Financial assets designated at FVTPL(*1)		1,450,512	144,019	26,385	20,000	587,270	-	2,228,186
AFS financial assets(*2)		22,615,359	1,009,045	129,261	613,265	8,455,141	-	32,822,071
HTM financial assets(*3)		5,261,874	44,915	-	786,345	13,711,950	-	19,805,084
	~~W~~	71,025,728	43,202,960	16,927,513	22,338,640	66,473,508	133,902,644	353,870,993

(*1) FVTPL : fair value through profit or loss

(*2) AFS : available-for-sale

(*3) HTM : held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

4.  Financial risk management (continued)

(c) Market risk

Market risk from trading positions is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments.

Interest rate risk from non- trading positions is the risk of loss resulting from interest rate fluctuations that adversely affect the financial condition and results of operations of the Group and affects the earnings and the economic value of net assets of the Group.

Foreign exchange risk arises from the Group’s assets and liabilities which are denominated in currencies other than Korean won.

The Group’s market risks arise primarily from Shinhan Bank, and to a lesser extent, Shinhan Investment, which incurs market risk relating to its trading activities.

Shinhan Bank’s Risk Policy Committee acts as the executive decision making body in relation to market risks setting the risk management policies and risk limits and controlling market risks arising from trading and non-trading activities.  In addition, Shinhan Bank’s Risk Management Department comprehensively manages market risks on an independent basis from Shinhan Bank’s operating departments, and functions as the middle office of Shinhan Bank.

Shinhan Investment’s Risk Management Working Committee is the executive decision-making body for managing market risks related to Shinhan Investment, and determines, among other things, Shinhan Investment’s overall market risk management policies and strategies, and assesses and approves trading activities and limits.  In addition, Shinhan Investment’s Risk Management Department manages various market risk limits and monitors operating conditions on an independent basis from Shinhan Investment’s operating departments.

i) Market risk management from trading positions

Trading activities are to realize short-term trading profits in debt and stock markets and foreign exchange markets based on short-term forecast of changes in market situation and profits from arbitrage transactions in derivatives such as swap, forward, futures and option transactions.  The Group manages market risk related to its trading positions using VaR, market value-based tool.

Shinhan Bank currently ten-day 99.9% confidence level-based VaR for purposes of calculating its “economic” capital used for internal management purposes, which is a concept used in determining the amount of Shinhan Bank’s requisite capital in light of the market risk.  Shinhan Bank manages VaR measurements and limits on a daily basis based on an automatic interfacing of its trading positions into its market risk measurement system.  In addition, Shinhan Bank establishes pre-set loss, sensitivity, investment and stress limits for its trading departments and desks and monitors such limits daily.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

4.  Financial risk management (continued)

Shinhan Investment currently uses the ten-day 99.9% confidence level-based historical VaR for purposes of calculating its “economic” capital used for internal management purposes. When computing the VaR, Shinhan Investment does not assume any particular probability distribution and calculates it through a simulation of the “full valuation” method based on changes of market variables such as stock prices, interest rates, and foreign exchange rates in the past one year.  In addition, Shinhan Investment applies this VaR as a risk limit for the entire company as well as individual departments and products, and the adequacy of such VaR is reviewed by way of daily back-testing.

Value-at-risk is a commonly used market risk management technique. However, VaR models have the following shortcomings:

•

VaR estimates possible losses over a certain period at a particular confidence level using past market movement data. Past market movement, however, is not necessarily a reliable indicator of future events, particularly those that are extreme in nature;

•	VaR may underestimate the probability of extreme market movements;
•

Shinhan Bank’s VaR models assume that a holding period of generally one to ten days is sufficient prior to liquidating the underlying positions, but such assumption regarding the length of the holding period may prove to be inadequate;

•	The 99.9% confidence level does not take into account or provide indication of any losses that might occur beyond this confidence level; and
•	VaR does not capture all complex effects of various risk factors on the value of positions and portfolios and could underestimate potential losses

In order to streamline such differences and use a consistent VaR among operating subsidiaries, the Group has adopted starting in 2013 a unified group-wide market risk measurement methodology, which uses the ten-day 99.9% confidence level for calculating the VaR.

An analysis of the Group’s requisite capital in light of the market risk for trading positions as of and for the years ended December 31, 2017 and 2016 based on the standard guidelines for risk management promulgated by the Financial Supervisory Service, was as follows:

		2017
		Average	Maximum	Minimum	December 31
Interest rate	~~W~~	431,065	463,340	414,689	415,139
Stock price		186,652	225,553	157,730	199,041
Foreign exchange		113,208	121,041	105,823	121,041
Option volatility		10,405	12,599	7,809	12,599
	~~W~~	741,330	822,533	686,051	747,820

		2016
		Average	Maximum	Minimum	December 31
Interest rate	~~W~~	376,486	422,592	348,686	422,592
Stock price		159,555	191,957	134,595	134,595
Foreign exchange		132,802	139,694	124,046	132,225
Option volatility		6,078	9,214	2,707	9,215
	~~W~~	674,921	763,457	610,034	698,627

Shinhan Life Insurance was excluded when the Group estimated the market risk, because insurance company was not included in the Group’s subsidiaries for the consolidated BIS capital ratio.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

4.  Financial risk management (continued)

An analysis of market risk for trading positions of the major subsidiaries as of and for the years ended December 31, 2017 and 2016 are as follows:

i-1) Shinhan Bank

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Bank as of and for the years ended December 31, 2017 and 2016 are as follows:

		2017
		Average	Maximum	Minimum	December 31
Interest rate	~~W~~	38,370	50,206	22,226	25,071
Stock price		4,051	5,622	3,040	4,675
Foreign exchange(*)		43,827	46,108	41,562	41,947
Option volatility		70	124	43	66
Commodity		22	46	-	14
Portfolio diversification					(26,367)
	~~W~~	49,943	56,103	42,031	45,406

		2016
		Average	Maximum	Minimum	December 31
Interest rate	~~W~~	33,246	48,851	18,764	44,447
Stock price		5,161	5,787	4,815	5,484
Foreign exchange(*)		56,089	61,389	53,678	60,088
Option volatility		149	256	101	221
Commodity		13	35	-	21
Portfolio diversification					(49,278)
	~~W~~	55,981	61,648	53,086	60,983

(*) Both trading and non-trading accounts are included since Shinhan Bank manages foreign exchange risk on a total position basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

4.	Financial risk management (continued)

i-2) Shinhan Card

The analyses of Shinhan Card’s requisite capital in light of the market risk for trading positions as of and for the years ended December 31, 2017 and 2016, based on the standard guidelines for risk management promulgated by the Financial Supervisory Service, are as follows:

		2017
		Average	Maximum	Minimum	December 31
Interest rate	~~W~~	1,809	2,550	1,050	1,800

		2016
		Average	Maximum	Minimum	December 31
Interest rate	~~W~~	875	1,700	550	1,700

Shinhan Card fully hedges all the cash flows from foreign currency liabilities by swap transactions and is narrowly exposed to foreign exchange risk relating to foreign currency equity securities held for non-trading purposes.

i-3) Shinhan Investment

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Investment as of and for the years ended December 31, 2017 and 2016 are as follows:

		2017
		Average	Maximum	Minimum	December 31
Interest rate	~~W~~	9,939	18,090	7,329	11,232
Stock price		12,015	22,496	7,068	10,830
Foreign exchange		7,140	12,604	2,760	5,506
Option volatility		3,404	4,536	2,710	3,216
Portfolio diversification					(9,583)
	~~W~~	22,221	34,564	12,980	21,201

		2016
		Average	Maximum	Minimum	December 31
Interest rate	~~W~~	9,040	18,149	5,380	15,491
Stock price		13,339	24,276	6,413	7,403
Foreign exchange		6,849	19,976	1,017	7,001
Option volatility		6,564	18,680	1,477	7,799
Portfolio diversification					(14,569)
	~~W~~	24,393	34,546	16,679	23,125

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

4.  Financial risk management (continued)

i-4) Shinhan Life Insurance

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Life Insurance as of and for the years ended December 31, 2017 and 2016 are as follows:

		2017
		Average	Maximum	Minimum	December 31
Interest rate	~~W~~	3,838	16,598	85	3,848
Stock price		1,195	3,368	-	3,178
Foreign exchange		1,213	3,569	3	1,924
Option volatility		5,083	7,423	2,777	3,809
	~~W~~	11,329	30,958	2,865	12,759

		2016
		Average	Maximum	Minimum	December 31
Interest rate	~~W~~	483	1,114	213	800
Stock price		231	1,585	-	130
Foreign exchange		1,278	2,238	54	1,221
Option volatility		1,115	3,044	71	3,044
	~~W~~	3,107	7,981	338	5,195

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

4.  Financial risk management (continued)

ii) Interest rate risk management from non-trading positions

Principal market risk from non-trading activities of the Group is interest rate risk, which affects the Group’s earnings and the economic value of the Group’s net assets:

•

Earnings: interest rate fluctuations have an effect on the Group’s net interest income by affecting its interest-sensitive operating income and expenses and EaR (Earnings at Risk) is a commonly used risk management technique.

•

Economic value of net assets: interest rate fluctuations influence the Group’s net worth by affecting the present value of cash flows from the assets, liabilities and other transactions of the Group and VaR is a commonly used risk management technique.

Interest rate VaR represents the maximum anticipated loss in a net present value calculation, whereas interest rate EaR represents the maximum anticipated loss in a net earnings calculation for the immediately following one-year period, in each case, as a result of negative movements in interest rates.

Accordingly, the Group measures and manages interest rate risk for non-trading activities by taking into account effects of interest rate changes on both its income and net asset value.

The principal objectives of Shinhan Bank’s interest rate risk management are to generate stable net interest income and to protect Shinhan Bank’s net asset value against interest rate fluctuations.  Through its asset and liability management system, Shinhan Bank measures and manages its interest rate risk based on various analytical measures such as interest rate gap, duration gap and net present value and net interest income simulations, and monitors on a monthly basis its interest rate VaR limits, interest rate earnings at risk (“EaR”) limits and interest rate gap ratio limits.  Shinhan Bank measures its interest rate VaR and interest rate EaR based on a simulated estimation of the maximum decrease in net asset value and net interest income in a one-year period based on various scenario analyses of historical interest rates.

Shinhan Card and Shinhan Life Insurance also monitors and manages its interest rate risk limits for all its interest-bearing assets and liabilities (including off-balance sheet items) in terms of impact on its earnings and net asset value from changes in interest rates.  The interest rate VaR analysis used by Shinhan Card and Shinhan Life Insurance principally focuses on the maximum impact on its net asset value from adverse movement in interest rates.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

4.  Financial risk management (continued)

Non-trading positions for interest rate VaR and EaR as of December 31, 2017 and 2016 are as follows:

ii-1) Shinhan Bank

		2017	2016
VaR(*1)	~~W~~	293,355	231,133
EaR(*2)		131,135	58,091

ii-2) Shinhan Card

		2017	2016
VaR(*1)	~~W~~	147,932	89,348
EaR(*2)		32,081	11,905

ii-3) Shinhan Investment

		2017	2016
VaR(*1)	~~W~~	44,505	27,822
EaR(*2)		108,866	104,423

ii-4) Shinhan Life Insurance

		2017	2016
VaR(*1)	~~W~~	319,689	287,912
EaR(*2)		70,434	58,062

(*1) The interest rate VaR represents the maximum anticipated loss in a net asset value in one year under confidence level of 99.9% and is measured by the internal model with one year look-back period.

(*2) The interest rate EaR was calculated by the Financial Supervisory Service regulations based on the “middle of time band of interest rate changes” and standard interest rate shocks by 200 basis points for each time bucket as recommended under the Basel Accord.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

4.  Financial risk management (continued)

iii) Foreign exchange risk

Foreign exchange risk arises because of the Group’s net foreign currency open position, which is the difference between its foreign currency assets and liabilities, including derivatives.

The Group manages foreign exchange risk on an overall position basis, including its overseas branches, by covering all of its foreign exchange spot and forward positions in both trading and non-trading accounts.

The Risk Policy Committee oversees Shinhan Bank’s foreign exchange exposure for both trading and non-trading activities by establishing limits for the net foreign currency open position, loss limits and VaR limits.

The management of Shinhan Bank’s foreign exchange position is centralized at the FX & Derivatives Department.  Dealers in the FX & Derivatives Department manage Shinhan Bank’s overall position within the set limits through spot trading, forward contracts, currency options, futures and swaps and foreign exchange swaps.

Foreign currency denominated assets and liabilities as of December 31, 2017 and 2016 are as follows:

		2017
		USD	JPY	EUR	CNY	Other	Total
Assets:
Cash and due from banks	~~W~~	3,589,642	983,260	324,246	1,940,542	1,652,631	8,490,321
Trading assets		1,911,537	6,314	181,023	-	233,924	2,332,798
Financial assets designated at FVTPL(*1)		884,946	-	-	-	197	885,143
Derivative assets		74,083	4	766	203	1,455	76,511
Loans		14,967,502	5,741,854	1,196,346	2,774,264	5,059,707	29,739,673
AFS financial assets(*2)		2,725,039	113,239	52,583	395,150	666,486	3,952,497
HTM financial assets(*3)		1,513,025	137,100	-	37,096	1,000,064	2,687,285
Other financial assets		1,646,688	288,243	154,853	458,166	289,715	2,837,665
	~~W~~	27,312,462	7,270,014	1,909,817	5,605,421	8,904,179	51,001,893

Liabilities:
Deposits	~~W~~	12,367,273	6,307,142	759,380	4,289,224	4,930,479	28,653,498
Trading liabilities		2,602	-	-	-	434,586	437,188
Financial liabilities designated at FVTPL(*1)		983,382	-	-	-	-	983,382
Derivative liabilities		105,141	195	631	4,734	713	111,414
Borrowings		5,385,706	294,000	231,539	407,678	68,988	6,387,911
Debt securities issued		4,913,896	249,616	31,981	196,380	1,018,628	6,410,501
Other financial liabilities		2,612,191	208,516	208,665	472,207	278,181	3,779,760
	~~W~~	26,370,191	7,059,469	1,232,196	5,370,223	6,731,575	46,763,654

Net assets	~~W~~	942,271	210,545	677,621	235,198	2,172,604	4,238,239
Off-balance derivative exposure		130,976	6,094	(586,904)	80,183	(623,648)	(993,299)
Net position	~~W~~	1,073,247	216,639	90,717	315,381	1,548,956	3,244,940

(*1) FVTPL : fair value through profit or loss

(*2) AFS : available-for-sale

(*3) HTM : held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

4.  Financial risk management (continued)

		2016
		USD	JPY	EUR	CNY	Other	Total
Assets:
Cash and due from banks	~~W~~	2,880,095	1,160,173	255,718	2,705,235	1,174,199	8,175,420
Trading assets		666,578	1,072	49,476	182	364,033	1,081,341
Financial assets designated at FVTPL(*1)		802,596	-	-	-	29	802,625
Derivative assets		212,583	515	47	4,088	400	217,633
Loans		15,640,280	5,524,003	1,270,320	2,566,910	4,101,549	29,103,062
AFS financial assets(*2)		2,713,442	68,920	4,178	427,871	669,899	3,884,310
HTM financial assets(*3)		1,403,860	187,039	-	166,560	306,729	2,064,188
Other financial assets		1,756,890	396,927	117,139	376,208	164,631	2,811,795
	~~W~~	26,076,324	7,338,649	1,696,878	6,247,054	6,781,469	48,140,374

Liabilities:
Deposits	~~W~~	11,019,450	6,002,935	619,086	4,427,939	4,023,859	26,093,269
Trading liabilities		1,155	-	-	-	485,995	487,150
Financial liabilities designated at FVTPL(*1)		669,064	2,631	-	-	-	671,695
Derivative liabilities		110,863	3,171	100	2,061	295	116,490
Borrowings		5,196,005	527,120	318,600	812,980	228,969	7,083,674
Debt securities issued		6,207,756	103,681	152,112	207,912	34,438	6,705,899
Other financial liabilities		2,020,655	493,288	181,810	558,932	209,265	3,463,950
	~~W~~	25,224,948	7,132,826	1,271,708	6,009,824	4,982,821	44,622,127

Net assets	~~W~~	851,376	205,823	425,170	237,230	1,798,648	3,518,247
Off-balance derivative exposure		359,812	(44,696)	(351,267)	64,432	(775,111)	(746,830)
Net position	~~W~~	1,211,188	161,127	73,903	301,662	1,023,537	2,771,417

(*1) AFS : available-for-sale

(*2) HTM : held-to-maturity

(*3) FVTPL : fair value through profit or loss

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

4.  Financial risk management (continued)

(d) Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.

Each subsidiary seeks to minimize liquidity risk through early detection of risk factors related to the sourcing and managing of funding that may cause volatility in liquidity and by ensuring that it maintains an appropriate level of liquidity through systematic management.  At the group level, the Group manages liquidity risk by conducting monthly stress tests that compare liquidity requirements under normal situations against those under three types of stress situations, namely, the group-specific internal crisis, crisis in the external market and a combination of internal and external crisis. In addition, in order to preemptively and comprehensively manage liquidity risk, the Group measure and monitor liquidity risk management using various indices, including the “limit management index”, “early warning index” and “monitoring index”.

Shinhan Bank applies the following basic principles for liquidity risk management:

-	raise funding in sufficient amounts, at the optimal time at reasonable costs;
-	maintain risk at appropriate levels and preemptively manage them through a prescribed risk limit system and an early warning signal detection system;
-	secure stable sources of revenue and minimize actual losses by implementing an effective asset-liability management system based on diversified sources of funding with varying maturities;
-	monitor and manage daily and intra-daily liquidity positions and risk exposures for timely payment and settlement of financial obligations due under both normal and crisis situations;
-	conduct periodic contingency analysis in anticipation of any potential liquidity crisis and establish and implement emergency plans in case of a crisis actually happening; and
-

consider liquidity-related costs, benefits of and risks in determining the pricing of the Group’s products and services, employee performance evaluations and approval of launching of new products and services.

As for any potential liquidity shortage at or near the end of each month, Shinhan Card maintains liquidity at a level sufficient to withstand credit shortage for three months.  In addition, Shinhan Card manages liquidity risk by defining and managing various indicators of liquidity risk, such as the actual liquidity gap ratio (in relation to the different maturities for assets as compared to liabilities), the liquidity buffer ratio, the maturity repayment ratio, the ratio of actual funding compared to budgeted funding and the ratio of asset-backed securities to total borrowings, at different risk levels of “caution”, “unstable” and “at risk”, and the Group also has contingency plans in place in case of any emergency or crisis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

4.  Financial risk management (continued)

Contractual maturities for financial instruments including cash flows of principal and interest and off balance as of December 31, 2017 and 2016 are as follows:

		2017
		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Assets:
Cash and due from banks	~~W~~	19,576,010	868,907	945,027	1,290,451	8,320	49,767	22,738,482
Trading assets(*2)		27,327,076	627,936	247,905	54,631	183,577	31,862	28,472,987
Financial assets designated at fair value through profit or loss		2,819,112	35,001	91,487	20,097	364,898	248,609	3,579,204
Loans		29,831,671	34,176,546	43,120,328	63,496,597	76,247,244	59,983,675	306,856,061
Available-for-sale financial assets(*2)		37,273,740	352,098	20,013	2,472,184	408,106	1,598,529	42,124,670
Held-to-maturity financial assets		153,833	178,514	309,115	1,672,095	15,018,937	14,954,247	32,286,741
Other financial assets		10,457,000	13,915	22,999	401,431	1,151,508	104,097	12,150,950
	~~W~~	127,438,442	36,252,917	44,756,874	69,407,486	93,382,590	76,970,786	448,209,095
Liabilities:
Deposits(*3)	~~W~~	130,916,019	21,725,284	31,482,983	52,440,287	16,137,734	1,940,194	254,642,501
Trading liabilities		1,848,490	-	-	-	-	-	1,848,490
Financial liabilities designated at fair value through profit or loss		303,065	324,807	548,868	916,388	5,106,209	1,098,518	8,297,855
Borrowings		15,286,424	2,543,847	1,655,662	2,823,721	3,658,670	1,844,417	27,812,741
Debt securities issued		2,261,028	3,717,185	3,651,503	10,565,098	30,391,156	4,224,471	54,810,441
Other financial liabilities		19,387,718	42,948	137,810	335,104	363,245	59,188	20,326,013
	~~W~~	170,002,744	28,354,071	37,476,826	67,080,598	55,657,014	9,166,788	367,738,041
Off balance(*4):
Finance guarantee contracts	~~W~~	3,267,707	-	-	-	-	-	3,267,707
Loan commitments and other		76,929,515	-	-	-	-	-	76,929,515
	~~W~~	80,197,222	-	-	-	-	-	80,197,222

Derivatives(*5):
Cash inflows	~~W~~	3,735,274	790,313	829,659	1,411,010	2,684,189	143,032	9,593,477
Cash outflows		(3,324,459)	(498,396)	(727,887)	(1,321,939)	(2,594,372)	(60,717)	(8,527,770)
	~~W~~	410,815	291,917	101,772	89,071	89,817	82,315	1,065,707

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

4.  Financial risk management (continued)

		2016
		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Assets:
Cash and due from banks	~~W~~	15,619,847	1,282,950	1,065,296	1,219,959	37,590	38,481	19,264,123
Trading assets(*2)		26,496,604	30,052	42,351	70,706	36,226	20,014	26,695,953
Financial assets designated at fair value through profit or loss		2,481,122	1,029	21,342	-	606,257	306,534	3,416,284
Loans		30,017,816	32,259,593	40,491,876	57,580,253	72,248,194	53,783,871	286,381,603
Available-for-sale financial assets(*2)		31,847,430	1,286,987	-	1,515,705	68,025	2,956,893	37,675,040
Held-to-maturity financial assets		185,988	260,512	180,403	1,513,782	10,755,027	12,824,191	25,719,903
Other financial assets		12,434,933	15,915	17,036	359,283	1,159,021	92,494	14,078,682
	~~W~~	119,083,740	35,137,038	41,818,304	62,259,688	84,910,340	70,022,478	413,231,588
Liabilities:
Deposits(*3)	~~W~~	121,707,981	22,583,391	29,620,700	49,624,644	14,144,690	3,032,191	240,713,597
Trading liabilities		1,976,760	-	-	-	-	-	1,976,760
Financial liabilities designated at fair value through profit or loss		429,578	452,306	475,221	1,380,011	5,412,373	1,084,419	9,233,908
Borrowings		13,697,990	1,914,573	1,293,030	2,715,323	4,191,730	1,692,283	25,504,929
Debt securities issued		1,394,163	2,435,353	4,597,809	7,371,729	26,138,646	5,492,930	47,430,630
Other financial liabilities		15,926,502	42,045	307,056	126,355	367,888	59,365	16,829,211
	~~W~~	155,132,974	27,427,668	36,293,816	61,218,062	50,255,327	11,361,188	341,689,035
Off balance(*4):
Finance guarantee contracts	~~W~~	3,424,022	-	-	-	-	-	3,424,022
Loan commitments and other		76,173,506	-	-	-	-	-	76,173,506
	~~W~~	79,597,528	-	-	-	-	-	79,597,528

Derivatives(*5):
Cash inflows	~~W~~	2,952,185	514,990	819,654	1,979,609	1,361,541	117,374	7,745,353
Cash outflows		(3,161,870)	(513,356)	(798,321)	(1,884,914)	(1,128,730)	(26,054)	(7,513,245)
	~~W~~	(209,685)	1,634	21,333	94,695	232,811	91,320	232,108

(*1) These amounts include cash flows of principal and interest on financial assets and financial liabilities.

(*2) Available-for-sale financial assets and trading assets which are not restricted for sale and measured at market prices were included in the ‘Less than 1 month’ category; and the other available-for-sale financial assets and trading assets are classified by the earliest maturities available for sale.

(*3) Demand deposits amounting to ~~W~~102,928,642 million and ~~W~~93,639,192 million as of December 31, 2017 and 2016 are included in the ‘Less than 1 month’ category, respectively.

(*4) Financial guarantees such as financial guarantee contracts and loan commitments and others provided by the Group are classified based on the earliest date at which the Group should fulfill the obligation under the guarantee when the counterparty requests payment.

(*5) Derivatives held for trading are presented as less than one month because contractual maturities are not essential for an understanding of the timing of the cash flows. Derivatives entered into for the purpose of hedging are presented by maturity.

(*6) As of December 31 2017 and 2016, unused credit commitments which are the Group should fulfill the obligation immediately when the credit card members request payments amounted to ~~W~~63,745,952 million, ~~W~~61,184,194 million, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

4.  Financial risk management (continued)

(e) Measurement of fair value

The fair values of financial instruments being traded in an active market are determined by the published market prices of each period end.  The published market prices of financial instruments being held by the Group are based on the trading agencies’ notifications.  If the market for a financial instrument is not active, such as OTC (Over The Counter market) derivatives, fair value is determined either by using a valuation technique or independent third-party valuation service.

The Group uses various valuation techniques and is setting rational assumptions based on the present market situations.  Such valuation techniques may include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Group classifies and discloses fair value of financial instruments into the following three-level hierarchy:

•	Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.
•	Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.
•	Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

4.  Financial risk management (continued)

i) Financial instruments measured at fair value

- The fair value hierarchy of financial assets presented at their fair values in the statements of financial position as of December 31, 2017 and 2016 are as follows:

		2017
		Level 1	Level 2	Level 3	Total
Financial assets
Trading assets:
Debt securities	~~W~~	5,897,898	17,479,033	263,715	23,640,646
Equity securities		1,350,888	2,872,437	411,028	4,634,353
Gold deposits		189,297	-	-	189,297
Financial assets designated at fair value through profit or loss:
Debt securities and others		569,259	1,509,023	266,419	2,344,701
Equity securities		3,475	948,705	282,176	1,234,356
Derivative assets:
Trading		31,858	2,955,377	293,540	3,280,775
Hedging		-	117,603	1,800	119,403
Available-for-sale financial assets:
Debt securities		10,493,483	26,286,175	406,894	37,186,552
Equity securities		427,227	613,616	3,889,542	4,930,385
	~~W~~	18,963,385	52,781,969	5,815,114	77,560,468
Financial liabilities:
Trading liabilities:
Securities sold	~~W~~	1,413,904	-	-	1,413,904
Gold deposits		434,586	-	-	434,586
Financial liabilities designated at fair value through profit or loss:
Deposits		36,973	-	-	36,973
Securities sold		-	986,882	7,273,754	8,260,636
Derivatives-combined securities
Derivative liabilities:
Trading		20,738	2,706,249	77,847	2,804,834
Hedging		-	257,665	425,162	682,827
	~~W~~	1,906,201	3,950,796	7,776,763	13,633,760

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

4.  Financial risk management (continued)

		2016
		Level 1	Level 2	Level 3	Total
Financial assets
Trading assets:
Debt securities	~~W~~	8,633,933	13,721,703	34,928	22,390,564
Equity securities		1,375,463	2,634,532	47,549	4,057,544
Gold deposits		247,845	-	-	247,845
Financial assets designated at fair value through profit or loss:
Debt securities and others		393,749	1,541,608	292,829	2,228,186
Equity securities		3,868	862,838	321,210	1,187,916
Derivative assets:
Trading		17,316	2,704,643	104,683	2,826,642
Hedging		-	168,551	7,666	176,217
Available-for-sale financial assets:
Debt securities		8,127,404	24,365,862	328,805	32,822,071
Equity securities		897,536	388,448	3,554,636	4,840,620
	~~W~~	19,697,114	46,388,185	4,692,306	70,777,605
Financial liabilities:
Trading liabilities:
Securities sold	~~W~~	1,490,765	-	-	1,490,765
Gold deposits		485,995	-	-	485,995
Financial liabilities designated at fair value through profit or loss:
Deposits		-	4,277	2,005	6,282
Securities sold		10,134	-	-	10,134
Derivatives-combined securities		-	1,644,904	7,572,322	9,217,226
Derivative liabilities:
Trading		14,130	2,715,327	345,357	3,074,814
Hedging		-	194,302	259,128	453,430
	~~W~~	2,001,024	4,558,810	8,178,812	14,738,646

- There was no transfer between level 1 and level 2 for the years ended December 31, 2017 and 2016.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

4.  Financial risk management (continued)

- Changes in carrying values of financial instruments classified as Level 3 for the years ended December 31, 2017 and 2016 are as follows:

		2017
		Trading assets	Financial assets designated at FVTPL(*3)	Available-for-sale financial assets	Derivative assets and liabilities, net	Financial liabilities designated at FVTPL(*3)
Beginning balance	~~W~~	82,477	614,039	3,883,441	(492,136)	(7,574,327)
Recognized in total comprehensive income for the year:
Recognized in profit (loss) for the year(*1)		41,127	(9,202)	(200,701)	634,438	(913,760)
Recognized in other comprehensive income (loss) for the year		-	-	(3,149)	-	-
		41,127	(9,202)	(203,850)	634,438	(913,760)
Purchase		589,144	210,856	1,150,904	29,333	-
Issue		-	-	-	4,541	(8,710,656)
Settlement		(139,562)	(267,098)	(565,146)	(383,873)	9,924,989
Transfer in(*2)		101,557	-	31,087	28	-
Transfer out(*2)		-	-	-	-	-
Ending balance	~~W~~	674,743	548,595	4,296,436	(207,669)	(7,273,754)

		2016
		Trading assets	Financial assets designated at FVTPL(*3)	Available-for-sale financial assets	Derivative assets and liabilities, net	Financial liabilities designated at FVTPL(*3)
Beginning balance	~~W~~	201,603	451,124	2,979,058	(703,841)	(6,444,621)
Recognized in total comprehensive income for the year:
Recognized in profit (loss) for the year(*1)		5,026	6,020	28,645	141,080	(508,916)
Recognized in other comprehensive income (loss) for the year		-	-	(81,812)	-	-
		5,026	6,020	(53,167)	141,080	(508,916)
Purchase		76,810	337,012	1,308,840	10,226	-
Issue		-	-	-	-	(5,402,714)
Settlement		(200,962)	(180,117)	(359,694)	40,710	4,781,924
Transfer in(*2)		-	-	20,382	19,689	-
Transfer out(*2)		-	-	(11,978)	-	-
Ending balance	~~W~~	82,477	614,039	3,883,441	(492,136)	(7,574,327)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

4.  Financial risk management (continued)

(*1) Recognized profit or loss of the changes in carrying value of financial instruments classified as Level 3 for the years ended December 31, 2017 and 2016, are included in the accounts of the statements of comprehensive income, of which the amounts and the related accounts are as follows:

		2017		2016
		Amounts recognized in profit or loss	Recognized profit or loss from the financial instruments held as of December 31	Amounts recognized in profit or loss	Recognized profit or loss from the financial instruments held as of December 31
Trading income	~~W~~	843,657	121,643	332,400	37,466
Gain (loss) on financial instruments designated at FVTPL		(922,962)	(129,654)	(502,896)	(169,424)
Gain (loss) on disposal of available-for-sale financial assets		17,193	977	25,546	354
Impairment losses on financial assets		(180,206)	(180,206)	(6,685)	(5,964)
Other operating income (expenses)		(205,780)	(216,135)	(176,510)	(176,359)
	~~W~~	(448,098)	(403,375)	(328,145)	(313,927)

(*2) Changes in levels for the financial instruments occurred due to the change in the availability of observable market data.  The Group reviews the levels of financial instruments as of the end of the reporting period considering the related events and circumstances in the reporting period.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

4.  Financial risk management (continued)

- Valuation techniques and inputs used in measuring the fair value of financial instruments classified as level 2 as of December 31, 2017 are as follows:

Type of financial instrument	Valuation technique		Carrying value	Significant inputs
Assets
Trading assets:
Debt securities	DCF(*1)	~~W~~	17,479,033	Discount rate
Equity securities	NAV(*2)		2,872,437	Discount rate, Price of underlying assets
			20,351,470
Financial assets designated at fair value through profit or loss:
Debt securities	DCF(*1)		1,509,023	Discount rate
Equity securities	NAV(*2)		948,705	Discount rate, Price of underlying assets
			2,457,728
Derivative assets:
Trading	Option model, DCF(*1)		2,955,377	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
Hedging			117,603
			3,072,980
Available-for-sale financial assets:
Debt securities	DCF(*1)		26,286,175	Discount rate , growth rate, price of underlying assets
Equity securities	NAV(*2)		613,616
			26,899,791
		~~W~~	52,781,969
Liabilities
Financial liabilities designated at fair value through profit or loss:
Others	DCF(*1)	~~W~~	986,882	Discount rate
Derivative liabilities:
Trading	Option model, DCF(*1)		2,706,249	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
Hedging			257,665
			2,963,914
		~~W~~	3,950,796

(*1) DCF : Discounted cash flow

(*2) NAV : Net asset value

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

4.	Financial risk management (continued)

- Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of December 31, 2017 are as follows:

Type of financial instrument	Valuation technique		Carrying value (*2)	Significant unobservable inputs	Range
Financial assets
Financial assets designated at fair value through profit or loss:
Debt securities	DCF Option model(*1)	~~W~~	263,715	The volatility of the underlying asset Correlations	3.16%~7.51%
Equity securities	NAV		411,028
			674,743
Debt securities and other securities	DCF		548,595	The volatility of the underlying asset Correlations	0.66%~44.4% 0.00%~89.54%

Derivative assets:
Equity and foreign exchange related	Option model(*1)		203,028	The volatility of the underlying asset Correlations	1.32%~44.40% 0.00%~81.99%
Interest rates related	Option model(*1)		35,795	The volatility of the underlying asset Regression coefficient Correlations	0.42%~62.19% 0.42%~1.65% 0.00%~90.9%
Credit and commodity related	Option model(*1)		56,517	The volatility of the underlying asset Correlations	35.8%~35.92% 0.00%~92.91%
			295,340
Available-for-sale financial assets:
Debt securities	DCF		406,894	Discount rate Discount rate, growth rate	1.98%~20.51% 0.00%~3.00%
Equity securities	NAV		3,889,542
			4,296,436
		~~W~~	5,815,114

(*1) Option model that the Group uses in derivative valuation includes Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.

(*2) Valuation techniques and inputs are not disclosed when the carrying amount is a reasonable approximation of fair value.

.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

4.	Financial risk management (continued)

Type of financial instrument	Valuation technique		Carrying value (*2)	Significant unobservable inputs	Range
Financial liabilities
Financial liabilities designated at fair value through profit or loss:
Equity related	Option model(*1)	~~W~~	7,273,754	The volatility of the underlying asset Correlations	0.00%~95.69% 21.14%~100.0%

Derivative liabilities:
Equity and foreign exchange related	Option model(*1)		23,482	The volatility of the underlying asset Correlations	1.32%~44.40% 0.00%~81.92%
Interest rates related	Option model(*1)		451,034	The volatility of the underlying asset Regression coefficient Correlations	0.50%~0.85% 1.65%~2.77% 31.53%~90.99%
Credit and commodity related	Option model(*1)		28,493	The volatility of the underlying asset Correlations	9.65%~35.92% 21.14%~100%
			503,009
		~~W~~	7,776,763

(*1) Option model that the Group uses in derivative valuation includes Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.

(*2) Valuation techniques and inputs are not disclosed when the carrying amount is a reasonable approximation of fair value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

4.  Financial risk management (continued)

- Sensitivity analysis for fair value measurements in Level 3

Although the Group believes that its estimates of fair value are appropriate, the use of different methodologies or assumptions could lead to different measurements of fair value.

For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effects on profit or loss, or other comprehensive income as of December 31, 2017 and 2016.

		2017
		Favorable changes	Unfavorable changes
Financial assets:
Effects on profit or loss for the period(*1):
Trading assets	~~W~~	2,792	(2,742)
Financial assets designated at fair value through profit or loss		1,843	(1,941)
Derivative assets		29,059	(28,077)
		33,694	(32,760)
Effects on other comprehensive income for the period:
Available-for-sale financial assets(*2)		39,460	(25,505)
	~~W~~	73,154	(58,265)
Financial liabilities:
Effects on profit or loss for the period(*1):
Financial liabilities designated at fair value through profit or loss	~~W~~	72,063	(56,754)
Derivative liabilities		32,770	(33,343)
	~~W~~	104,833	(90,097)

		2016
		Favorable changes	Unfavorable changes
Financial assets:
Effects on profit or loss for the period(*1):
Financial assets designated at fair value through profit or loss	~~W~~	2,737	(3,260)
Derivative assets		38,746	(17,927)
		41,483	(21,187)
Effects on other comprehensive income for the period:
Available-for-sale financial assets(*2)		59,782	(34,830)
	~~W~~	101,265	(56,017)
Financial liabilities:
Effects on profit or loss for the period(*1):
Financial liabilities designated at fair value through profit or loss	~~W~~	80,057	(108,955)
Derivative liabilities		80,589	(49,740)
	~~W~~	160,646	(158,695)

(*1) Fair value changes are calculated by increasing or decreasing the volatility of the underlying asset

(-10~10%) or correlations (-10~10%).

(*2) Fair value changes are calculated by increasing or decreasing discount rate (-1~1%) or growth rate (0~1%).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

4.  Financial risk management (continued)

ii) Financial instruments measured at amortized cost

- The method of measuring the fair value of financial instruments measured at amortized cost is as follows:

Type	Measurement methods of fair value

Cash and due from banks

The carrying amount and the fair value for cash are identical and most of deposits are floating interest rate deposits or next day deposits of a short-term instrument.  For this reason, the carrying value approximates fair value.

Loans	The fair value of the loans is measured by discounting the expected cash flow at the market interest rate and credit risk.
Held-to-maturity financial assets

The fair value of held-to-maturity financial assets is based on the published price quotations in an active market.  In case there is no observable market price, it is measured by discounting the contractual cash flows at the market interest rate that takes into account the residual risk.

Deposits and borrowings

The carrying amount and the fair value for demand deposits, cash management account deposits, call money as short-term instrument are identical. The fair value of others is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

Debt securities issued

Where available, the fair value of deposits and borrowings is based on the published price quotations in an active market.  In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

- The carrying value and the fair value of financial instruments measured at amortized cost as of December 31, 2017 and 2016 are as follows:

		2017		2016
		Carrying value	Fair value	Carrying value	Fair value
Assets:
Loans	~~W~~	275,565,766	275,988,557	259,010,575	260,900,186
Held-to-maturity financial assets		24,990,680	25,390,335	19,805,084	20,732,399
Other financial assets		12,041,304	12,038,310	13,975,889	13,994,180
	~~W~~	312,597,750	313,417,202	292,791,548	295,626,765
Liabilities:
Deposits	~~W~~	249,419,224	249,333,154	235,137,958	235,175,777
Borrowings		27,586,610	27,596,841	25,294,241	25,340,042
Debt securities issued		51,340,821	51,277,693	44,326,785	44,651,811
Other financial liabilities		20,205,312	20,179,542	16,848,941	16,813,146
	~~W~~	348,551,967	348,387,230	321,607,925	321,980,776

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

4.  Financial risk management (continued)

- The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but disclosed with their fair value as of December 31, 2017 and 2016 are as follows:

		2017
		Level 1	Level 2	Level 3	Total
Assets:
Loans	~~W~~	3,065	845,567	275,139,925	275,988,557
Held-to-maturity financial assets		7,851,134	17,539,201	-	25,390,335
Other financial assets		79,889	6,832,567	5,125,854	12,038,310
	~~W~~	7,934,088	25,217,335	280,265,779	313,417,202
Liabilities:
Deposits	~~W~~	2,922,841	105,939,876	140,470,437	249,333,154
Borrowings		5,958,846	566,718	21,071,277	27,596,841
Debt securities issued in won		-	33,622,407	17,655,286	51,277,693
Other financial liabilities		84,665	5,642,143	14,452,734	20,179,542
	~~W~~	8,966,352	145,771,144	193,649,734	348,387,230

		2016
		Level 1	Level 2	Level 3	Total
Assets:
Loans	~~W~~	11,236	2,019,178	258,869,771	260,900,185
Held-to-maturity financial assets		7,658,696	13,073,704	-	20,732,400
Other financial assets		32,952	9,882,610	4,078,618	13,994,180
	~~W~~	7,702,884	24,975,492	262,948,389	295,626,765
Liabilities:
Deposits	~~W~~	2,584,682	95,123,504	137,467,592	235,175,778
Borrowings		6,116,774	812,184	18,411,084	25,340,042
Debt securities issued in won		-	28,927,528	15,724,283	44,651,811
Other financial liabilities		37,061	4,741,882	12,034,202	16,813,145
	~~W~~	8,738,517	129,605,098	183,637,161	321,980,776

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

4.  Financial risk management (continued)

- For financial instruments not measured at fair value in the statement of financial position but for which the fair value is disclosed, information on valuation technique and inputs used in measuring fair value of financial instruments classified as level 2 or level 3 at December 31, 2017 and 2016 are as follows:

		2017
		Fair value(*2)	Valuation technique	Inputs

Financial instruments classified as level 2 :
Assets
Loans	~~W~~	845,567	DCF(*1)	Discount rate, credit spread, prepayment rate
Held-to-maturity financial assets		17,539,201	DCF(*1)	Discount rate
Other financial assets		6,832,567	DCF(*1)	Discount rate
	~~W~~	25,217,335
Liabilities
Deposits	~~W~~	105,939,876	DCF(*1)	Discount rate
Borrowings		566,718	DCF(*1)	Discount rate
Debt securities issued		33,622,407	DCF(*1)	Discount rate
Other financial liabilities		5,642,143	DCF(*1)	Discount rate
	~~W~~	145,771,144

Financial instruments classified as level 3 :
Assets
Loans	~~W~~	275,139,925	DCF(*1)	Discount rate, credit spread, prepayment rate
Other financial assets		5,125,854	DCF(*1)	Discount rate
	~~W~~	280,265,779
Liabilities
Deposits	~~W~~	140,470,437	DCF(*1)	Discount rate
Borrowings		21,071,277	DCF(*1)	Discount rate
Debt securities issued		17,655,286	DCF(*1)	Discount rate, regression coefficient, correlation coefficient
Other financial liabilities		14,452,734	DCF(*1)	Discount rate
	~~W~~	193,649,734

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

4.  Financial risk management (continued)

		2016
		Fair value(*2)	Valuation technique	Inputs

Financial instruments classified as level 2 :
Assets
Loans	~~W~~	2,019,178	DCF(*1)	Discount rate, credit spread, prepayment rate
Held-to-maturity financial assets		13,073,704	DCF(*1)	Discount rate
Other financial assets		9,882,609	DCF(*1)	Discount rate
	~~W~~	24,975,491
Liabilities
Deposits	~~W~~	95,123,504	DCF(*1)	Discount rate
Borrowings		812,184	DCF(*1)	Discount rate
Debt securities issued		27,838,862	DCF(*1)	Discount rate
Other financial liabilities		4,741,881	DCF(*1)	Discount rate
	~~W~~	128,516,431

Financial instruments classified as level 3 :
Assets
Loans	~~W~~	258,869,771	DCF(*1)	Discount rate, credit spread, prepayment rate
Other financial assets		4,078,168	DCF(*1)	Discount rate
	~~W~~	262,947,939
Liabilities
Deposits	~~W~~	137,467,592	DCF(*1)	Discount rate
Borrowings		18,351,084	DCF(*1)	Discount rate
Debt securities issued		15,724,283	DCF(*1)	Discount rate, regression coefficient, correlation coefficient
Other financial liabilities		12,033,429	DCF(*1)	Discount rate
	~~W~~	183,576,388

(*1) DCF : discounted cash flow

(*2) Valuation techniques and inputs are not disclosed when the carrying amount is a reasonable approximation of fair value

iii) Changes in the difference between the fair value at initial recognition (the transaction price) and the value using models with unobservable inputs for the years ended December 31, 2017 and 2016

		2017	2016
Beginning balance	~~W~~	(89,695)	(102,016)
Deferral on new transactions		(108,832)	(70,948)
Recognized in profit for the year		66,063	83,269
Ending balance	~~W~~	(132,464)	(89,695)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

4.  Financial risk management (continued)

(f) Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost.  The financial instruments measured at fair value or amortized cost are measured in accordance with the Group’s valuation methodologies, which are described in Note 4.(e) Measurement of fair value.

The carrying amounts of each category of financial assets and financial liabilities as of December 31, 2017 and 2016 are as follows:

		2017
		Trading assets	FVTPL assets	AFS	HTM	Loans and receivable	Derivatives held for hedging	Total
Assets:
Cash and due from banks	~~W~~	-	-	-	-	22,668,598	-	22,668,598
Trading assets		28,464,296	-	-	-	-	-	28,464,296
Financial assets designated at FVTPL		-	3,579,057	-	-	-	-	3,579,057
Derivatives		3,280,775	-	-	-	-	119,403	3,400,178
Loans		-	-	-	-	275,565,766	-	275,565,766
AFS financial assets		-	-	42,116,937	-	-	-	42,116,937
HTM financial assets		-	-	-	24,990,680	-	-	24,990,680
Other		-	-	-	-	12,041,304	-	12,041,304
	~~W~~	31,745,071	3,579,057	42,116,937	24,990,680	310,275,668	119,403	412,826,816

		2017
		Trading liabilities	FVTPL liabilities	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	-	-	249,419,224	-	249,419,224
Trading liabilities		1,848,490	-	-	-	1,848,490
Financial liabilities designated at FVTPL		-	8,297,609	-	-	8,297,609
Derivatives		2,804,834	-	-	682,827	3,487,661
Borrowings		-	-	27,586,610	-	27,586,610
Debt securities issued		-	-	51,340,821	-	51,340,821
Other		-	-	20,205,312	-	20,205,312
	~~W~~	4,653,324	8,297,609	348,551,967	682,827	362,185,727

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

4.  Financial risk management (continued)

		2016
		Trading assets	FVTPL assets	AFS	HTM	Loans and receivable	Derivatives held for hedging	Total
Assets:
Cash and due from banks	~~W~~	-	-	-	-	19,181,165	-	19,181,165
Trading assets		26,695,953	-	-	-	-	-	26,695,953
Financial assets designated at FVTPL		-	3,416,102	-	-	-	-	3,416,102
Derivatives		2,826,642	-	-	-	-	176,217	3,002,859
Loans		-	-	-	-	259,010,575	-	259,010,575
AFS financial assets		-	-	37,662,691	-	-	-	37,662,691
HTM financial assets		-	-	-	19,805,084	-	-	19,805,084
Other		-	-	-	-	13,975,889	-	13,975,889
	~~W~~	29,522,595	3,416,102	37,662,691	19,805,084	292,167,629	176,217	382,750,318

		2016
		Trading liabilities	FVTPL liabilities	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	-	-	235,137,958	-	235,137,958
Trading liabilities		1,976,760	-	-	-	1,976,760
Financial liabilities designated at FVTPL		-	9,233,642	-	-	9,233,642
Derivatives		3,074,814	-	-	453,430	3,528,244
Borrowings		-	-	25,294,241	-	25,294,241
Debt securities issued		-	-	44,326,785	-	44,326,785
Other		-	-	16,848,941	-	16,848,941
	~~W~~	5,051,574	9,233,642	321,607,925	453,430	336,346,571

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

4.  Financial risk management (continued)

(g) Transfer of financial instruments

i) Transfers that do not qualify for derecognition

- Bonds sold under repurchase agreements as of December 31, 2017 and 2016 are as follows:

		2017	2016
Transferred asset:
Financial assets at fair value through profit or loss	~~W~~	7,688,025	7,011,684
Available-for-sale financial assets		1,240,063	1,104,923
Held-to-maturity financial assets		615,352	489,204
Loans		51,900	200
	~~W~~	9,595,340	8,606,011
Associated liabilities:
Bonds sold under repurchase agreements	~~W~~	9,057,138	8,082,626

- Securities loaned as of December 31, 2017 and 2016 are as follows:

		2017	2016	Borrowers
Government bonds	~~W~~	530,607	414,745	Korea Securities Finance Corp., Korea Securities Depository and others
Financial institutions bonds		319,581	260,014	Korea Securities Finance Corp., Korea Securities Depository
Equity securities		-	10,333	JP MORGAN SECURITIES
	~~W~~	850,188	685,092

ii) Financial instruments qualified for derecognition and continued involvement

There was no financial instruments which qualify for derecognition and in which the Group has continuing involvements as of December 31, 2017, and 2016.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

4.  Financial risk management (continued)

(h) Offsetting financial assets and financial liabilities

Financial assets and liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2017 and 2016 are as follows:

		2017
		Gross amounts of recognized financial assets/ liabilities	Gross amounts of recognized financial liabilities set off in the statement of financial position	Net amounts of financial assets presented in the statement of financial position	Related amounts not set off in the statement of financial position		Net amount
					Financial instruments	Cash collateral received
Assets:
Derivatives(*1)	~~W~~	3,219,982	-	3,219,982	5,626,795	318,813	1,650,337
Other financial instruments(*1)		5,911,577	1,535,614	4,375,963
Bonds purchased under repurchase agreements(*2)		12,861,514	-	12,861,514	12,312,131	-	549,383
Securities loaned(*2)		850,188	-	850,188	633,407	-	216,781
Domestic exchange settlement debit(*3)		33,367,006	30,367,425	2,999,581	79,882	-	2,919,699
Receivables from disposal of securities(*4)		15,568	1,152	14,416	-	-	14,416
Insurance receivables		6,807	-	6,807	3,376	-	3,431
	~~W~~	56,232,642	31,904,191	24,328,451	18,655,591	318,813	5,354,047
Liabilities:
Derivatives(*1)	~~W~~	12,625,941	-	12,625,941	6,378,052	-	9,907,535
Other financial instruments(*1)		5,195,260	1,535,614	3,659,646
Bonds purchased under repurchase agreements(*2)		9,057,138	-	9,057,138	9,057,138	-	-
Securities borrowed(*2)		1,450,877	-	1,450,877	1,450,877	-	-
Domestic exchange settlement pending(*3)		32,202,236	30,367,425	1,834,811	1,763,331	-	71,480
Payable from purchase of securities(*4)		1,519	1,152	367	326	-	41
Insurance payables		3,376	-	3,376	3,376	-	-
	~~W~~	60,536,347	31,904,191	28,632,156	18,653,100	-	9,979,056

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

4.  Financial risk management (continued)

		2016
		Gross amounts of recognized financial assets/ liabilities	Gross amounts of recognized financial liabilities set off in the statement of financial position	Net amounts of financial assets presented in the statement of financial position	Related amounts not set off in the statement of financial position		Net amount
					Financial instruments	Cash collateral received
Assets:
Derivatives(*1)	~~W~~	2,980,805	-	2,980,805	5,049,847	296,155	1,922,783
Other financial instruments(*1)		4,904,754	616,774	4,287,980
Bonds purchased under repurchase agreements(*2)		12,005,767	-	12,005,767	11,491,811	-	513,956
Securities loaned(*2)		685,091	-	685,091	338,947	-	346,144
Domestic exchange settlement debit(*3)		30,589,675	24,486,360	6,103,315	27,156	-	6,076,159
Receivables from disposal of securities(*4)		1,891	495	1,396	-	-	1,396
Insurance receivables		4,069	-	4,069	2,450	-	1,619
	~~W~~	51,172,052	25,103,629	26,068,423	16,910,211	296,155	8,862,057
Liabilities:
Derivatives(*1)	~~W~~	4,438,363	-	4,438,363	5,058,660	467,195	2,661,326
Other financial instruments(*1)		4,365,592	616,774	3,748,818
Bonds purchased under repurchase agreements(*2)		8,082,626	-	8,082,626	8,082,626	-	-
Securities borrowed(*2)		1,490,765	-	1,490,765	1,490,765	-	-
Domestic exchange settlement pending(*3)		25,448,312	24,486,360	961,952	957,406	-	4,546
Payable from purchase of securities(*4)		500	495	5	5	-	-
Insurance payables		2,450	-	2,450	2,450	-	-
	~~W~~	43,828,608	25,103,629	18,724,979	15,591,912	467,195	2,665,872

(*1) The Group has certain derivative transactions subject to the ISDA (International Derivatives Swaps and Dealers Association) agreement.  According to the ISDA agreement, when credit events (e.g. default) of counterparties occur, all derivative agreements are terminated and set off.

(*2) Resale and repurchase agreement, securities borrowing and lending agreement are also similar to ISDA agreement with respect to enforceable netting agreements.

(*3) The Group has legally enforceable right to set off and settles financial assets and liabilities on a net basis under normal business terms.  Therefore, domestic exchanges settlement receivables (payables) are recorded on a net basis in the consolidated statements of financial position.

(*4) Receivables and payables related to settlement of purchase and disposition of enlisted securities are offset and the net amount is presented in the consolidated statement of financial position because the Group currently has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

4.  Financial risk management (continued)

(i) Capital risk management

The controlling company, banks or other financial institutions conducting banking business as prescribed in the Financial Holding Company Act, is required to maintain a minimum consolidated equity capital ratio of 8.0%.

“Consolidated equity capital ratio” is defined as the ratio of equity capital as a percentage of risk-weighted assets on a consolidated basis, determined in accordance with the Financial Services Commission requirements that have been formulated based on Bank of International Settlement standards.  “Equity capital”, as applicable to bank holding companies, is defined as the sum of Common Equity Tier 1 capital (including common stock, share premium resulting from the issue of instruments classified as common equity Tier 1, retained earnings, etc.), Additional Tier 1 capital (with the minimum set of criteria for an instrument issued by the Group to meet, i.e. ‘perpetual’) and Tier 2 capital (to provide loss absorption on a gone-concern basis) less any deductible items (including goodwill, income tax assets, etc.), each as defined under the Regulation on the Supervision of Financial Holding Companies.  “Risk-weighted assets” is defined as the sum of credit risk-weighted assets and market risk-weighted assets.

The capital adequacy ratio of the Group as of December 31, 2017 and 2016 are as follows:

		2017	2016
Capital :
Tier I common equity capital	~~W~~	26,756,509	25,325,054
Additional tier 1 capital		916,383	885,366
Tier I capital		27,672,892	26,210,420
Tier II capital		3,040,572	3,576,095
Total capital (A)	~~W~~	30,713,464	29,786,515

Total risk-weighted assets (B)	~~W~~	207,768,636	198,642,643

Capital adequacy ratio (A/B)		14.78%	15.00%
Tier I capital adequacy ratio		13.32%	13.19%
Common equity capital adequacy ratio		12.88%	12.75%

As of December 31, 2017 and 2016, the Group met the regulatory capital ratio above 8%.

Shinhan Life Insurance measures and manages RBC (risk based capital) ratio according to the Regulation on Supervision of Insurance Business to maintain required capital for the solvency margin.

As of December 31, 2017 and 2016, the Group’s BIS capital ratio and Shinhan Life Insurance’s RBC ratio exceed the regulatory minimum ratios.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

5.  Significant estimate and judgment

The preparation of consolidated financial statements requires the application of certain critical accounting and assumptions relative to the future.  Management’s estimate of the outcome may differ from an actual outcome if managements’ estimate and assumption based on its best judgment at the reporting date are different from an actual environment.  The change in an accounting estimate is recognized prospectively in profit or loss in the year of the change, if the change affects that year only, or the year of the change and future years, if the change affects both.

(a) Goodwill

The Group assesses annually whether any objective evidence of impairment on goodwill exists in accordance with the accounting policy as described in note 3.  The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell.  Value in use is measured based on estimates.

(b) Income taxes

The Group is subject to tax law from various countries.  Within the normal business process, there are various types of transaction and different accounting method that may add uncertainties to the decision of the final income taxes.  Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  A deferred tax liability is recognized for taxable temporary differences and a deferred tax asset is recognized for deductible temporary differences to the extent that it is probable that taxable profit will be available against which they can be utilized and the taxable profit will be created in appropriate periods.  However, actual income tax in the future may not be identical to the recognized deferred tax assets and liabilities, and this difference can affect current and deferred tax at the year when the final tax effect is finalized.

(c) Fair value of financial instruments

The fair values of financial instruments which are not actively traded in the market are determined by using valuation techniques.  The Group determines valuation method and assumptions based on significant market conditions at the end of each reporting year.  Diverse valuation techniques are used to determine the fair value of financial instruments, from general market accepted valuation model internally developed valuation model that incorporates various types of assumptions and variables.

(d) Allowances for loan losses, guarantees and unused loan commitments

The Group determines and recognizes allowances for losses on loans through impairment testing and recognizes provision for guarantees and unused loan commitments.  The accuracy of provisions of credit losses is determined by the methodology and assumptions used for estimating expected cash flows of the borrower for allowances on individual loans and collectively assessing allowances for groups of loans, guarantees and unused loan commitments.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

5.  Significant estimate and judgment (continued)

(e) Defined benefit obligation

The present value of defined benefit obligation that is measured by actuarial valuation method uses various assumptions which can change according to various elements.  The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting year on high quality corporate bonds.  The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations.  Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in other comprehensive income or loss.  Other significant assumptions related to defined benefit obligation are based on current market situation.

(f) Impairment of available-for-sale equity investments

When there is a significant or prolonged decline in the fair value of an investment in an equity instrument below its original cost, there is objective evidence that available-for-sale equity investments are impaired.  Accordingly, the Group generally considers the decline in the fair value of more than 30% below the original cost as “significant decline” and the status when the market price for marketable equity is less than the acquisition costs of instruments for six consecutive months as a “prolonged decline”.

(g) Hedging relationship

The hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period.  For a cash flow hedge of a forecasted transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net income.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

6.  Investment in subsidiaries

(a) Summarized financial information of the subsidiaries

i) Condensed financial position for the controlling company and the Group’s major subsidiaries as of December 31, 2017 and 2016 are as follows:

		2017			2016
		Total assets	Total liabilities	Total equity	Total assets	Total liabilities	Total equity
Shinhan Financial Group (Separate)	~~W~~	27,639,783	7,447,705	20,192,078	27,195,607	6,977,746	20,217,861
Shinhan Bank		324,312,890	301,660,027	22,652,863	302,854,623	281,387,650	21,466,973
Shinhan Card Co., Ltd.		26,367,562	20,092,443	6,275,119	24,419,886	18,537,340	5,882,546
Shinhan Investment Corp.		28,644,288	25,391,599	3,252,689	25,554,489	22,478,057	3,076,432
Shinhan Life Insurance Co., Ltd.		29,719,359	27,987,427	1,731,932	27,499,836	25,814,288	1,685,548
Shinhan Capital Co., Ltd.		5,315,366	4,603,786	711,580	4,506,750	3,862,388	644,362
Jeju Bank		5,562,924	5,158,123	404,801	5,184,831	4,849,180	335,651
Shinhan Credit Information Co., Ltd.		22,726	8,144	14,582	23,077	8,897	14,180
Shinhan Alternative Investment Management Inc.		86,902	76,250	10,652	114,853	103,358	11,495
Shinhan BNP Paribas AMC		174,839	18,286	156,553	161,161	13,354	147,807
SHC Management Co., Ltd.		9,438	190	9,248	8,474	262	8,212
Shinhan Data System		39,799	24,446	15,353	34,403	21,565	12,838
Shinhan Savings Bank		1,287,170	1,139,533	147,637	970,146	839,328	130,818
Shinhan Aitas Co., Ltd.		58,158	6,209	51,949	53,886	8,434	45,452
Shinhan REITs Management		29,319	71	29,248	-	-	-

(*1) Condensed financial information of the subsidiaries is based on the consolidated financial information, if applicable.

(*2) Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

6.  Investment in subsidiaries (continued)

ii) Condensed comprehensive income statement for the controlling company and the Group’s major subsidiaries for the years ended December 31, 2017 and 2016 were as follows:

		2017			2016
		Operating revenue	Net income	Total com-prehensive income	Operating revenue	Net income	Total com-prehensive income
Shinhan Financial Group (separate)	~~W~~	1,008,868	754,727	755,018	1,739,924	1,470,250	1,469,850
Shinhan Bank		21,240,193	1,711,233	1,495,500	16,672,337	1,940,621	1,717,969
Shinhan Card Co., Ltd.		5,186,592	898,723	787,956	4,672,819	707,344	558,438
Shinhan Investment Corp.		5,558,862	211,919	195,910	4,549,941	115,440	120,238
Shinhan Life Insurance Co., Ltd.		5,997,997	120,642	46,062	5,693,702	150,556	109,754
Shinhan Capital Co., Ltd.		351,772	87,647	88,128	302,710	33,868	34,059
Jeju Bank		208,661	25,143	22,053	190,191	25,160	19,969
Shinhan Credit Information Co., Ltd.		32,836	340	377	24,975	(1,174)	(1,047)
Shinhan Alternative Investment Management Inc.		29,410	(844)	(842)	2,404	512	844
Shinhan BNP Paribas AMC		77,474	19,705	20,073	69,834	14,302	14,363
SHC Management Co., Ltd.		177	1,036	1,036	115	416	416
Shinhan Data System		79,063	1,404	2,482	79,004	1,186	2,617
Shinhan Savings Bank		78,516	16,800	16,757	64,229	12,505	11,170
Shinhan Aitas Co., Ltd.		40,781	6,481	6,481	37,061	7,631	7,631
Shinhan REITs Management		70	(752)	(752)	-	-	-

(*1) Condensed financial information of the subsidiaries is based on the consolidated financial information, if applicable.

(*2) Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

6.  Investment in subsidiaries (continued)

(b) Change in subsidiaries

i) Change in material consolidated subsidiaries during the years ended December 31, 2017 and 2016 were as follows:

	Company	Description
Included(2017)	Shinhan REITs Management	Newly invested subsidiary
Included(2016)	Shinhan Microfinance Co., Ltd.	Newly established subsidiary
〃	PT Shinhan Sekuritas Indonesia	Acquisition
Excluded(2016)	PT Centratama Nasional Bank	Business combination under common control
〃	HKC&T Co., Ltd.	Liquidation

Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

7.  Operating segments

(a) Segment information

The general descriptions for operating segments are as follows:

Segment	Description

Banking

The banking segment offers commercial banking services such as lending to and receiving deposits from corporations and individuals and also includes securities investing and trading and derivatives trading primarily through domestic and overseas bank branches and subsidiaries.

Credit card	The credit card segment primarily consists of the credit card business of Shinhan Card, including its installment finance and automobile leasing businesses.
Securities	Securities segment comprise securities trading, underwriting and brokerage services.
Life insurance	Life insurance segment consists of life insurance services provided by Shinhan Life Insurance.
Others	Leasing, assets management and other businesses

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

7.  Operating segments (continued)

(b) The following tables provide information of income and expense for each operating segment for the years ended December 31, 2017 and 2016.

		2017
		Banking	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income	~~W~~	5,107,888	1,501,054	433,047	727,917	69,231	3,816	7,842,953
Net fees and commission income		816,795	359,408	297,718	53,271	180,510	3,252	1,710,954
Impairment losses on financial assets		(676,057)	(291,694)	(15,752)	(13,162)	(36,830)	18,596	(1,014,899)
General and administrative expenses		(3,149,436)	(831,927)	(444,935)	(222,650)	(234,649)	72,399	(4,811,198)
Other income (expense), net		(11,556)	567,234	(17,229)	(385,226)	53,815	(106,173)	100,865
Operating income		2,087,634	1,304,075	252,849	160,150	32,077	(8,110)	3,828,675
Equity method income (loss)		1,306	-	12,081	(910)	8,796	(880)	20,393
Income tax expense		418,409	285,853	63,472	41,441	32,805	6,153	848,133
Profit (loss) for the period	~~W~~	1,622,344	1,012,755	211,919	120,642	9,600	(29,136)	2,948,124
Controlling interest	~~W~~	1,622,103	1,027,823	211,907	120,642	9,600	(74,340)	2,917,735
Non-controlling interests		241	(15,068)	12	-	-	45,204	30,389

		2016
		Banking	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income	~~W~~	4,605,046	1,484,697	390,761	704,489	13,028	7,345	7,205,366
Net fees and commission income		717,097	408,601	248,845	19,068	169,081	2,847	1,565,539
Impairment losses on financial assets		(746,126)	(347,179)	(8,035)	(9,559)	(85,009)	245	(1,195,663)
General and administrative expenses		(2,907,314)	(802,037)	(406,017)	(227,639)	(215,759)	50,191	(4,508,575)
Other income (expense), net		190,909	296,829	(82,480)	(326,251)	43,783	(80,815)	41,975
Operating income		1,859,612	1,040,911	143,074	160,108	(74,876)	(20,187)	3,108,642
Equity method income		8,615	-	(273)	(1,188)	4,277	(1,436)	9,995
Income tax expense		64,214	235,140	30,066	2,951	14,190	(1,008)	345,553
Profit (loss) for the period	~~W~~	1,866,811	806,313	115,440	150,556	(79,150)	(35,051)	2,824,919
Controlling interest	~~W~~	1,866,446	814,836	115,438	150,556	(79,151)	(93,347)	2,774,778
Non-controlling interests		365	(8,523)	2	-	1	58,296	50,141

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

7.  Operating segments (continued)

(c) The following tables provide information of net interest income of each operating segment for the years ended December 31, 2017 and 2016.

		2017
		Banking	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income from:
External customers	~~W~~	5,113,584	1,517,399	427,888	727,975	56,107	-	7,842,953
Internal transactions		(5,696)	(16,345)	5,159	(58)	13,124	3,816	-
	~~W~~	5,107,888	1,501,054	433,047	727,917	69,231	3,816	7,842,953

		2016
		Banking	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income from:
External customers	~~W~~	4,610,536	1,507,748	392,973	704,188	(10,079)	-	7,205,366
Internal transactions		(5,490)	(23,051)	(2,212)	301	23,107	7,345	-
	~~W~~	4,605,046	1,484,697	390,761	704,489	13,028	7,345	7,205,366

(d) The following tables provide information of net fees and commission income of each operating segment for the years ended December 31, 2017 and 2016.

		2017
		Banking	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net fees and commission income from:
External customers	~~W~~	844,349	384,356	306,407	60,555	115,287	-	1,710,954
Internal transactions		(27,554)	(24,948)	(8,689)	(7,284)	65,223	3,252	-
	~~W~~	816,795	359,408	297,718	53,271	180,510	3,252	1,710,954

		2016
		Banking	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net fees and commission income from:
External customers	~~W~~	744,464	427,592	255,999	26,769	110,715	-	1,565,539
Internal transactions		(27,367)	(18,991)	(7,154)	(7,701)	58,366	2,847	-
	~~W~~	717,097	408,601	248,845	19,068	169,081	2,847	1,565,539

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

7.  Operating segments (continued)

(e) Financial information of geographical area

The following table provides information of income from external consumers by geographical area for the years ended December 31, 2017 and 2016.

		2017	2016
Domestic	~~W~~	3,503,429	2,876,073
Overseas		325,246	232,569
	~~W~~	3,828,675	3,108,642

The following table provides information of non-current assets by geographical area as of December 31, 2017 and 2016.

		2017	2016
Domestic	~~W~~	7,513,736	7,568,195
Overseas		198,308	157,105
	~~W~~	7,712,044	7,725,300

Non-current assets comprise property and equipment, intangible assets and investment properties.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

8.  Cash and due from banks

(a) Cash and due from banks as of December 31, 2017 and 2016 are as follows:

		2017	2016
Cash and cash equivalents	~~W~~	1,792,527	1,814,497
Deposits in won:
Reserve deposits		8,689,515	2,857,672
Time deposits		1,361,612	1,916,936
Certificate of deposits		-	19,897
Other		3,023,087	4,867,510
		13,074,214	9,662,015
Deposits in foreign currency:
Deposits		4,064,408	3,789,527
Time deposits		3,053,464	3,286,152
Other		698,039	644,684
		7,815,911	7,720,363

Allowance for credit losses		(14,054)	(15,710)
	~~W~~	22,668,598	19,181,165

(b) Restricted due from banks as of December 31, 2017 and 2016 are as follows:

		2017	2016
Deposits denominated in won:
Reserve deposits	~~W~~	8,689,515	2,857,672
Other(*)		3,628,419	4,868,867
		12,317,934	7,726,539

Deposits denominated in foreign currency		1,117,597	1,379,514
	~~W~~	13,435,531	9,106,053

(*) Pursuant to the Regulation on Financial Investment Business, the Group is required to deposit certain portions of customers’ deposits with the Korean Securities Finance Corporation (“KSFC”) or banks to ensure repayment of customer deposits and the deposits may not be pledged as collateral.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

9.  Trading assets

Trading assets as of December 31, 2017 and 2016 are as follows:

		2017	2016
Debt securities:
Governments	~~W~~	3,254,587	4,337,224
Financial institutions		8,014,128	7,461,375
Corporations		5,097,200	4,342,496
Commercial Papers		3,625,436	4,350,252
CMA(*)		3,157,475	1,793,312
Others		491,820	105,905
		23,640,646	22,390,564
Equity securities:
Stocks		738,666	703,467
Beneficiary certificates		3,728,027	3,233,937
Others		167,660	120,140
		4,634,353	4,057,544
Other:
Gold deposits		189,297	247,845
	~~W~~	28,464,296	26,695,953

(*) CMA: Cash management account deposits

10.  Financial asset designated at fair value through profit or loss

Financial assets designated at fair value through profit or loss as of December 31, 2017 and 2016 are as follows:

		2017	2016	Reason for designation
Debt securities	~~W~~	2,110,809	1,908,342	Evaluation and management on a fair value basis, accounting mismatch
Equity securities(*)		1,234,356	1,187,916	Evaluation and management on a fair value basis, accounting mismatch
Others		233,892	319,844	Combined instrument
	~~W~~	3,579,057	3,416,102

(*) Restricted reserve for claims of customers’ deposits (trusts) as of December 31, 2017 and 2016 are ~~W~~958,236 million and ~~W~~862,837 million, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

11.  Derivatives

(a) The notional amounts of derivatives as of December 31, 2017 and 2016 are as follows:

		2017	2016
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	100,806,648	92,309,997
Currency swaps		30,269,510	27,460,485
Currency options		1,178,047	1,210,658
		132,254,205	120,981,140
Exchange traded:
Currency futures		1,179,986	739,186
		133,434,191	121,720,326
Interest rates related:
Over the counter:
Interest rate swaps		30,269,249	37,545,356
Interest rate options		310,000	1,014,000
		30,579,249	38,559,356
Exchange traded:
Interest rate futures		1,545,905	2,099,017
Interest rate swaps(*)		53,625,962	44,300,555
		55,171,867	46,399,572
		85,751,116	84,958,928
Credit related:
Over the counter:
Credit swaps		2,443,609	1,244,502

Equity related:
Over the counter:
Equity swaps and forwards		4,223,096	12,187,176
Equity options		1,230,635	1,228,114
		5,453,731	13,415,290
Exchange traded:
Equity futures		526,913	492,562
Equity options		3,238,049	2,213,162
		3,764,962	2,705,724
		9,218,693	16,121,014
Commodity related:
Over the counter:
Commodity swaps and forwards		931,644	892,003
Commodity options		4,880	11,876
		936,524	903,879
Exchange traded:
Commodity futures		122,394	114,927
		1,058,918	1,018,806

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

11.  Derivatives (continued)

(a) The notional amounts of derivatives as of December 31, 2017 and 2016 are as follows (continued) :

		2017	2016
Hedge:
Currency forwards	~~W~~	1,227,354	2,036,187
Currency swaps		3,866,015	2,765,653
Interest rate swaps		8,088,422	7,631,505
		13,181,791	12,433,345

	~~W~~	245,088,318	237,496,921

(*) The notional amount of derivatives which is settled in the ‘Central Counter Party (CCP)’ system.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

11.  Derivatives (continued)

(b) Fair values of derivative instruments as of December 31, 2017 and 2016 are as follows:

		2017		2016
		Assets	Liabilities	Assets	Liabilities
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	1,895,225	1,636,715	1,722,096	1,623,325
Currency swaps		854,892	865,551	698,220	766,252
Currency options		12,023	12,070	12,347	9,422
		2,762,140	2,514,336	2,432,663	2,398,999
Exchange traded:
Currency futures		415	553	-	4
		2,762,555	2,514,889	2,432,663	2,399,003
Interest rates related:
Over the counter:
Interest rate swaps		204,449	208,901	290,074	340,409
Interest rate options		-	1,893	7,807	8,367
		204,449	210,794	297,881	348,776
Exchange traded:
Interest rate futures		1,771	544	1,439	212
		206,220	211,338	299,320	348,988
Credit related:
Over the counter:
Credit swaps		63,359	10,617	13,365	6,095

Equity related:
Over the counter:
Equity swap and forwards		112,282	13,502	25,378	250,879
Equity options		91,040	12,177	38,156	6,212
		203,322	25,679	63,534	257,091
Exchange traded:
Equity futures		72	805	683	57
Equity options		23,562	18,521	13,084	12,215
		23,634	19,326	13,767	12,272
		226,956	45,005	77,301	269,363
Commodity related:
Over the counter:
Commodity swaps and forwards		15,576	22,593	1,778	49,702
Commodity options		72	77	105	22
		15,648	22,670	1,883	49,724
Exchange traded:
Commodity futures		6,037	315	2,110	1,641
		21,685	22,985	3,993	51,365

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

11.  Derivatives (continued)

(b) Fair values of derivative instruments as of December 31, 2017 and 2016 are as follows (continued) :

		2017		2016
		Assets	Liabilities	Assets	Liabilities
Hedge:
Currency forwards	~~W~~	50,492	1,567	5,646	81,829
Currency swaps		59,399	161,896	155,386	36,077
Interest rate swaps		9,512	519,364	15,185	335,524
		119,403	682,827	176,217	453,430

	~~W~~	3,400,178	3,487,661	3,002,859	3,528,244

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

11.  Derivatives (continued)

(c) Gain or loss on valuation of derivatives for the years ended December 31, 2017 and 2016 are as follows:

		2017	2016
Foreign currency related
Over the counter:
Currency forwards	~~W~~	85,498	(80,907)
Currency swaps		91,410	7,193
Currency options		5,422	9,704
		182,330	(64,010)
Exchange traded:
Currency futures		(137)	(33)
		182,193	(64,043)
Interest rates related
Over the counter:
Interest rate swaps		(17,805)	(68,490)
Interest rate options		413	1,116
		(17,392)	(67,374)
Exchange traded:
Interest rate futures		6,950	3,849
		(10,442)	(63,525)
Credit related
Over the counter:
Credit swaps		46,593	10,761

Equity related
Over the counter:
Equity swap and forwards		73,490	111,723
Equity options		36,662	11,639
		110,152	123,362
Exchange traded:
Equity futures		(733)	626
Equity options		22,315	3,420
		21,582	4,046
		131,734	127,408
Commodity related
Over the counter:
Commodity swaps and forwards		13,435	(8,988)
Commodity options		(10)	(44)
		13,425	(9,032)
Exchange traded:
Commodity futures		5,722	98
		19,147	(8,934)
Hedge
Currency forwards		48,050	(80,958)
Currency swaps		(143,737)	19,366
Interest rate swaps		(191,233)	(239,596)
		(286,920)	(301,188)
	~~W~~	82,305	(299,521)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

11.  Derivatives (continued)

(d) Gain or loss on fair value hedges for the years ended December 31, 2017 and 2016 are as follows:

		2017	2016
Hedged item	~~W~~	(87,292)	332,197
Hedging instruments		66,620	(340,041)
	~~W~~	(20,672)	(7,844)

In order to hedge changes in the fair value of investments in debt securities, structured deposits, etc. from interest rate changes, the Group designates interest swap contracts as hedging items.  Additionally, the Group holds forward exchange contracts and currency swaps to hedge changes in the fair value of foreign currency deposits and investments in foreign currency debt securities from exchange rate changes.

(e) Hedge of net investment in foreign operations

Hedge accounting is applied for a portion of net investments in foreign operations.  Foreign currency translation adjustments for foreign operation by each hedging instrument for the years ended December 31, 2017 and 2016 are as follows:

		2017	2016
Borrowings in foreign currency	~~W~~	82,565	(23,441)
Debt securities issued in foreign currency		8,162	(35,727)
Currency forwards		6,626	4,775
	~~W~~	97,353	(54,393)

12.  Loans

(a) Loans as of December 31, 2017 and 2016 are as follows:

		2017	2016
Household loans	~~W~~	111,590,777	104,184,270
Corporate loans		139,989,642	130,485,094
Public and other		2,297,631	2,153,888
Loans to banks		2,969,784	4,729,836
Card receivables		20,640,857	19,450,421
		277,488,691	261,003,509
Discount		(44,936)	(27,533)
Deferred loan origination costs and fees		432,615	395,394
		277,876,370	261,371,370
Allowance for credit losses		(2,310,604)	(2,360,795)

	~~W~~	275,565,766	259,010,575

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

12.  Loans (continued)

(b) Changes in the allowance for credit losses for the years ended December 31, 2017 and 2016 are as follows:

		2017
		Loans					Other (*2)	Total
		Household	Corporate	Credit Card	Other	Subtotal
Beginning balance	~~W~~	306,345	1,335,391	703,866	15,193	2,360,795	66,896	2,427,691
Provision for (reversal of) allowance		146,757	402,528	251,870	(227)	800,928	15,672	816,600
Write-offs		(136,976)	(300,183)	(536,219)	(565)	(973,943)	(20,063)	(994,006)
Effect of discounting(*1)		(269)	(21,390)	(1,657)	-	(23,316)	-	(23,316)
Allowance related to loans sold		(2,042)	(58,719)	(1,928)	(402)	(63,091)	16	(63,075)
Recoveries		43,756	82,378	184,873	35	311,042	1,591	312,633
Others(*3)		455	(105,697)	3,431	-	(101,811)	(379)	(102,190)
Ending balance	~~W~~	358,026	1,334,308	604,236	14,034	2,310,604	63,733	2,374,337

		2016
		Loans					Other (*2)	Total
		Household	Corporate	Credit Card	Other	Subtotal
Beginning balance	~~W~~	266,764	1,358,489	675,239	17,924	2,318,416	79,839	2,398,255
Provision for (reversal of) allowance		135,416	656,449	313,037	(2,121)	1,102,781	4,851	1,107,632
Write-offs		(126,776)	(730,027)	(433,470)	(558)	(1,290,831)	(16,204)	(1,307,035)
Effect of discounting(*1)		(238)	(28,372)	(8,428)	-	(37,038)	-	(37,038)
Allowance related to loans sold		(2,731)	(42,472)	(32,970)	(95)	(78,268)	-	(78,268)
Recoveries		34,705	126,102	188,703	43	349,553	2,227	351,780
Others(*3)		(795)	(4,778)	1,755	-	(3,818)	(3,817)	(7,635)
Ending balance	~~W~~	306,345	1,335,391	703,866	15,193	2,360,795	66,896	2,427,691

(*1) Interest income from impaired financial assets

(*2) Included allowance for due from banks and other assets

(*3) Other changes were due to debt restructuring, debt-equity swap, and foreign exchange rate, etc.

(c) Changes in deferred loan origination costs and fees for the years ended December 31, 2017 and 2016 are as follows:

		2017	2016
Beginning balance	~~W~~	395,394	357,617
Loan originations		178,890	192,116
Amortization		(141,669)	(154,339)
Ending balance	~~W~~	432,615	395,394

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

13.  Available-for-sale financial assets and held-to-maturity financial assets

(a) Available-for-sale financial assets and held-to-maturity financial assets as of December 31, 2017 and 2016 are as follows:

		2017	2016
Available-for-sale financial assets:
Debt securities:
Government bonds	~~W~~	7,570,104	5,308,247
Financial institution bonds		17,649,694	17,224,603
Corporate bonds and others		11,966,754	10,289,221
		37,186,552	32,822,071
Equity securities(*1):
Stocks		1,026,666	1,663,951
Equity investments		749,818	625,632
Beneficiary certificates		3,126,851	2,470,555
Others		27,050	80,482
		4,930,385	4,840,620
		42,116,937	37,662,691
Held-to-maturity financial assets:
Debt securities:
Government bonds		15,164,133	11,514,671
Financial institutions bonds		2,708,148	2,092,476
Corporate bonds		7,118,399	6,197,937
		24,990,680	19,805,084
	~~W~~	67,107,617	57,467,775

(*1) Equity securities with no quoted market prices in active markets and for which the fair value cannot be measured reliably are recorded at cost were ~~W~~126,220 million and ~~W~~131,143 million as of December 31, 2017 and 2016, respectively.

(b) Gain or loss on sale of available-for-sale financial assets for the years ended December 31, 2017 and 2016 were as follows:

		2017	2016
Gain on disposal of available-for-sale financial assets	~~W~~	529,411	707,134
Loss on disposal of available-for-sale financial assets		(30,224)	(59,593)
	~~W~~	499,187	647,541

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

14.  Property and equipment, net

(a) Property and equipment as of December 31, 2017 and 2016 are as follows:

		2017
		Acquisition cost	Accumulated depreciation	Carrying amount
Land	~~W~~	1,819,912	-	1,819,912
Buildings		1,158,661	(275,240)	883,421
Other		1,958,787	(1,640,348)	318,439
	~~W~~	4,937,360	(1,915,588)	3,021,772

		2016
		Acquisition cost	Accumulated depreciation	Carrying amount
Land	~~W~~	1,885,233	-	1,885,233
Buildings		1,164,668	(223,625)	941,043
Other		1,976,152	(1,656,815)	319,337
	~~W~~	5,026,053	(1,880,440)	3,145,613

(b) Changes in property and equipment for the years ended December 31, 2017 and 2016 are as follows:

		2017
		Land	Buildings	Other	Total
Beginning balance	~~W~~	1,885,233	941,043	319,337	3,145,613
Acquisitions(*1)		1,460	24,354	129,435	155,249
Disposals(*1)		(5,487)	(357)	(3,163)	(9,007)
Depreciation		-	(44,285)	(129,256)	(173,541)
Impairment losses		-	-	(16)	(16)
Amounts transferred from (to) investment property		(59,263)	(32,519)	-	(91,782)
Amounts transferred from assets held for sale		(1,815)	(3,521)	-	(5,336)
Effects of foreign currency movements		(216)	(1,294)	2,102	592
Ending balance	~~W~~	1,819,912	883,421	318,439	3,021,772

(*1) ~~W~~14,285 million of buildings increased by transfers from construction-in-progress.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

14.  Property and equipment, net (continued)

		2016
		Land	Buildings	Other	Total
Beginning balance	~~W~~	1,795,960	926,249	333,206	3,055,415
Acquisitions(*1)		84,616	67,423	123,418	275,457
Disposals(*1)		(1,107)	(921)	(4,070)	(6,098)
Depreciation		-	(34,785)	(142,620)	(177,405)
Impairment losses		(946)	(1,258)	-	(2,204)
Amounts transferred from (to) investment property		6,125	(17,023)	-	(10,898)
Amounts transferred from intangible assets		3	76	-	79
Amounts transferred from assets held for sale		410	1	-	411
Effects of foreign currency movements		172	1,281	9,403	10,856
Ending balance	~~W~~	1,885,233	941,043	319,337	3,145,613

(*1) ~~W~~15,405 million of buildings increased by transfers from construction-in-progress.

(c) Insured assets as of December 31, 2017 are as follows:

Type of insurance	Assets insured		Amount covered	Insurance company
Comprehensive insurance for financial institution	Cash and cash equivalent (Including ATM)	~~W~~	22,700	Samsung Fire and 7 other entities
Package insurance	General asset risk		1,473,918	Samsung Fire and 5 other entities
Fire insurance	Furniture and fixtures		19,285	Samsung Fire and 3 other entities
Directors’ and officers’insurance	Directors’ and officers’ liabilities		213,470	MERITZ Fire and 8 other entities
Employee accident insurance	Employees		17,700	MERITZ Fire and 2 other entities
Pilferage insurance	Cash and securities		77,785	Samsung Fire and 8 other entities
Others	Securities, Fidelity guarantee and liability insurance and others		26,355	DB INSURANCE and 7 other entities
		~~W~~	1,851,213

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

15.  Intangible assets, net

(a) Intangible assets as of December 31, 2017 and 2016 are as follows:

		2017	2016
Goodwill	~~W~~	3,915,163	3,873,060
Software		83,829	94,261
Development cost		75,322	56,563
Other		197,655	202,628
	~~W~~	4,271,969	4,226,512

(b) Changes in intangible assets for the years ended December 31, 2017 and 2016 are as follows:

		2017
		Goodwill	Software	Develop-ment cost	Other	Total
Beginning balance	~~W~~	3,873,060	94,261	56,563	202,628	4,226,512
Acquisitions		-	27,354	40,378	56,982	124,714
Business combination		42,103	-	-	-	42,103
Disposals		-	(21)	-	(12,901)	(12,922)
Impairment(*1)		-	-	(206)	26	(180)
Amortization(*2)		-	(38,095)	(21,413)	(48,941)	(108,449)
Effects of foreign currency movements		-	330	-	(139)	191
Ending balance	~~W~~	3,915,163	83,829	75,322	197,655	4,271,969

(*1) The Group recognized impairment losses from golf and condo memberships with indefinite useful lives for the difference between recoverable amounts and carrying amounts.

(*2) The Group recognized amortization of intangible asset in general and administrative expenses and net other operating expense.

		2016
		Goodwill	Software	Develop-ment cost	Other	Total
Beginning balance	~~W~~	3,871,482	93,914	66,843	234,100	4,266,339
Acquisitions		-	37,682	21,001	29,882	88,565
Business combination		4,427	-	-	-	4,427
Disposals		-	(37)	-	(10,725)	(10,762)
Impairment(*1)		(2,849)	-	-	(261)	(3,110)
Amortization(*2)		-	(37,636)	(31,281)	(50,422)	(119,339)
Effects of foreign currency movements		-	338	-	133	471
Other		-	-	-	(79)	(79)
Ending balance	~~W~~	3,873,060	94,261	56,563	202,628	4,226,512

(*1) The Group recognized impairment losses from golf and condo memberships with indefinite useful lives for the difference between recoverable amounts and carrying amounts.

(*2) The Group recognized amortization of intangible asset in general and administrative expenses and net other operating expense.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

15.  Intangible assets, net (continued)

(c) Goodwill

i) Goodwill allocated in the Group’s CGUs as of December 31, 2017 and 2016

		2017	2016
Banking	~~W~~	823,962	781,859
Credit card		2,773,231	2,773,231
Securities		5,645	5,645
Life insurance		275,371	275,371
Others		36,954	36,954
	~~W~~	3,915,163	3,873,060

ii) Changes in goodwill for the years ended December 31, 2017 and 2016

		2017	2016
Beginning balance	~~W~~	3,873,060	3,871,482
Acquisitions through business combinations(*1)		42,103	4,427
Impairment loss(*2)		-	(2,849)
Ending balance	~~W~~	3,915,163	3,873,060

(*1) The Group recognized the goodwill at the Shinhan Bank Vietnam Ltd. in 2017. (note 49)

(*2) The Group recognized full impairment on the goodwill allocated to PT. Shinhan Indo Finance in prior year.

iii) Goodwill impairment test

The recoverable amounts of each CGU were evaluated based on their respective value in use.

- Explanation on evaluation method

The income approach was applied when evaluating the recoverable amounts based on value in use, considering the characteristics of each unit or group of CGU.

- Projection period

When evaluating the value in use, 5.5 years of cash flow estimates – July 1, 2017 through December 31, 2022 – was used in projection and the value thereafter was reflected as terminal value.  In case of Shinhan Life Insurance, only the 30 years of future cash flows were applied since the present value of the future cash flows thereafter is not significant.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

15.  Intangible assets, net (continued)

- Discount rates and terminal growth rates

The required rates of return expected by shareholders were applied to the discount rates by calculating the cost of capital which comprises a risk-free interest rate, a market risk premium and systemic risk (beta factor).  Expected terminal growth rate is on the basis of inflation rates.

Discount rates and terminal growth rates applied to each CGU are as follows:

	Discount rates	Terminal growth rate
Banking	6.6%~13.5%	0.7%~3.4%
Credit card	7.6%	1.7%
Securities	11.3%, 12,9%	3.4%
Life insurance	8.5%	-
Others	9.4%, 12.0%	1.7%

iv) Key assumptions

Key assumptions used in the discounted cash flow calculations of CGUs (other than Shinhan Life Insurance) are as follows:

	2017	2018	2019	2020	2021	2022 and thereafter
CPI growth	1.9%	1.7%	1.5%	1.6%	1.7%	1.7%
Real retail sales growth	2.5%	2.1%	1.9%	2.0%	2.2%	2.2%
Real GDP growth	2.9%	2.3%	1.9%	2.6%	2.8%	2.8%

Key assumptions used in the discounted cash flow calculations of Shinhan Life Insurance are as follows:

Key assumptions
Rate of return on investment	3.15%
Risk-based capital ratio	204.70%

The values for the CPI growth rate, real retail sales growth rate, real GDP growth rate, rate of return on investment and risk-based capital ratio are based on a combination of internal and external analysis.

v) Total recoverable amount and total carrying value of CGUs to which goodwill has been allocated, are as follows:

		Amount
Total recoverable amount	~~W~~	42,196,357
Total carrying value(*)		37,160,566
	~~W~~	5,035,791

(*) The goodwill recognized at the acquisition of the retail business of ANZ Vietnam is excluded from the table as the measurement of the fair value of assets acquired and liabilities assumed are not completed (see Note 49).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

16.  Investments in associates

(a) Investments in associates as of December 31, 2017 and 2016 are as follows:

Investees	Country	Reporting date	Ownership (%)
			2017	2016
BNP Paribas Cardif Life Insurance(*1),(*3)	Korea	September 30	14.99	14.99
Aju Capital Co., Ltd.(*8)	“	-	-	12.85
Daewontos Co., Ltd.(*4),(*9)	“	December 31	36.33	36.33
Neoplux Technology Valuation Investment Fund(*1)	“	September 30	33.33	33.33
JAEYOUNG SOLUTEC CO., LTD.(*1),(*4),(*5)	“	“	9.61	10.45
Partners 4th Growth Investment Fund(*1)	“	“	25.00	25.00
JAEYANG INDUSTRY(*4),(*9)	“	March 31	25.90	25.90
Chungyoung INC(*4),(*9)	“	June 30	18.94	18.94
DAEKWANG SEMICONDUCTOR CO., LTD.(*4),(*9)	“	“	20.94	20.94
Dream High Fund Ⅲ(*7)	“	December 31	54.55	54.55
Asia Pacific No.39 Ship Investment Co., Ltd.	“	“	50.00	50.00
KCLAVIS Meister Fund No.17	“	“	26.09	26.09
SG No.9 Corporate Recovery Private Equity Fund	“	“	26.49	26.49
Plutus-SG Private Equity Fund	“	“	26.67	26.67
SG ARGES Private Equity Fund No.1	“	“	24.06	24.06
OST Progress- 2 Fund	“	“	27.62	27.62
Eum Private Equity Fund No.3	“	“	20.76	20.76
Richmond Private Yong in Retail Facility Real Estate Fund No.1	“	“	41.80	-
KTB Confidence Private Placement	“	“	30.29	-
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund	“	“	23.89	-
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund	“	“	20.16	-
Pine Asia Unsecured Individual Rehabilitation Bond Fund 18	“	“	22.86	-
Platform Partners brick save Private Investment trust(*7)	“	“	98.77	-
Synergy-Shinhan Mezzanine New Technology Investment Fund	“	“	47.62	-
The Asia Pacific Capital Fund II L.P.	Cayman Islands	“	25.18	25.18
Shinhan Praxis K-Growth Global Private Equity Fund(*6)	Korea	“	18.87	18.87
Credian Healthcare Private Equity Fund II	“	“	34.07	34.07
Kiwoom Milestone Professional Private Real Estate Trust 19	“	“	50.00	50.00
FG EURO GREEN PRIVATE REAL ESTATE TRUST No.3	“	“	21.28	21.28
Brain Professional Private Trust No.4	“	“	27.49	27.49
Hanhwa US Equity Strategy Private Real Estate Fund No.1	“	“	44.84	44.84
Brain KS Qualified Privately Placed Fund No.6	“	“	50.00	50.00
M360 CRE Income Fund(*7)	U.S.A	“	57.87	42.83

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

16.  Investments in associates

Investees	Country	Reporting date	Ownership (%)
			2017	2016
Shinhan Global Healthcare Fund 1(*6)	Korea	December 31	4.41	-
JB Power TL Investment Type Private Placement Special Asset Fund 7	“	“	33.33	-
IBK AONE convertable 1	“	“	47.25	-
Rico synergy collabo Multi-Mezzanine 3(*7)	“	“	50.00	-
KB NA Hickory Private Speical Asset Fund	“	“	37.50	-
GB Professional Private Investment Trust 6(*7)	“	“	94.51	-
Koramco Europe Core Private Placement Real Estate Fund No.2-2	“	“	48.49	-
SHBNPP Private Korea Equity Long-Short Professional Feeder(*10)	“	“	9.85	15.88
SHBNPP Private Multi Strategy Professional Feeder No.1(*8)	”	-	-	29.55
Shinhan-Stonebridge Petro PEF(*6)	“	December 31	1.82	1.82
BNP Paribas Cardif General Insurance(*1),(*2)	“	September 30	10.00	10.00
Axis Global Growth New Technology Investment Association	“	December 31	31.85	-
Polaris No7 Start up and Venture Private Equity Fund	“	“	28.57	-
Hermes Private Investment Equity Fund	“	“	29.17	-

(*1) Financial statements as of September 30, 2017 were used for the equity method since the financial statements as of December 31, 2017 were not available. Significant trades and events occurred within the period were properly reflected.

(*2) The Group applies the equity method accounting as the Group has significant influence on the financial and operating policies of the investee through the ability to elect investees’ board members and representation in decision making bodies of the investee.

(*3) The Group has a significant influence on the investees through important business transactions.

(*4) The shares of the investees were acquired by debt-equity swap.  The Group reclassified available-for-sale financial assets to investments in associates as the reorganization procedures were completed and now the Group can normally exercise its voting rights to the investees.

(*5) Although the ownership interests in JAEYOUNG SOLUTEC CO., LTD. were less than 15%, the Group used the equity method as the investee should consult with the Group when the investee decides major management decision such as dividend, business planning or business transfer.

(*6) As a managing partner, the Group has a significant influence over the investees.

(*7) As a limited partner, the Group does not have an ability to participate in policy-making processes to obtain economic benefit from the investees that would allow the Group to control the entity.

(*8) The associates were disposed or reclassified.

(*9) The latest financial statements were used for the equity method since the financial statements as of December 31, 2017 were not available. Significant trades and events occurred within the period were properly reflected.

(*10) Although the ownership interests in SHBNPP Private Korea Equity Long-Short Professional Feeder were less than 20%, the Group has significant influence on the entity as the investment manager.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

16.  Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2017 and 2016 were as follows:

		2017
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	60,213	(255)	3,682	(11,024)	-	52,616
Aju Capital Co., Ltd.		40,836	(42,022)	438	748	-	-
Daewontos Co., Ltd.(*2)		-	-	-	-	-	-
Neoplux Technology Valuation Investment Fund		7,526	3,890	1,564	490	-	13,470
JAEYOUNG SOLUTEC CO., LTD.(*1)		5,736	-	(2,009)	122	-	3,849
Partners 4th Growth Investment Fund		4,555	9,220	(385)	-	-	13,390
JAEYANG INDUSTRY(*2)		-	-	-	-	-	-
Chungyoung INC(*2)		-	-	-	-	-	-
DAEKWANG SEMICONDUCTOR CO., LTD.		4,776	-	(952)	-	-	3,824
Dream High Fund Ⅲ		3,144	-	(109)	(830)	-	2,205
Asia Pacific No.39 Ship Investment Co., Ltd.		5,176	(802)	300	8	-	4,682
KCLAVIS Meister Fund No.17		2,989	-	50	-	-	3,039
SG No.9 Corporate Recovery Private Equity Fund		3,982	(192)	173	-	-	3,963
Plutus-SG Private Equity Fund		4,299	(132)	84	-	-	4,251
SG ARGES Private Equity Fund No.1		8,976	(2,754)	200	-	-	6,422
OST Progress- 2 Fund		1,460	3,500	(65)	-	-	4,895
Eum Private Equity Fund No.3		5,933	(1,362)	354	-	-	4,925
Richmond Private Yong in Retail Facility Real Estate Fund No.1		-	7,223	878	-	-	8,101
KTB Confidence Private Placement		-	4,927	377	1,099	-	6,403
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		-	6,504	457	(204)	-	6,757
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		-	8,012	628	(253)	-	8,387
Pine Asia Unsecured Individual Rehabilitation Bond Fund 18		-	5,867	145	-	-	6,012
Platform Partners brick save Private Investment trust		-	7,877	192	-	-	8,069
Synergy-Shinhan Mezzanine New Technology Investment Fund		-	5,000	(1)	-	-	4,999
The Asia Pacific Capital Fund II L.P.		11,579	454	(901)	(3,825)	-	7,307
Shinhan Praxis K-Growth Global Private Equity Fund		13,533	6,415	(1,590)	596	-	18,954
Credian Healthcare Private Equity Fund II		4,087	-	7	(281)	-	3,813
Kiwoom Milestone Professional Private Real Estate Trust 19		10,761	(222)	(131)	-	-	10,408

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

16.  Investments in associates (continued)

		2017
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
FG EURO GREEN PRIVATE REAL ESTATE TRUST No.3	~~W~~	21,237	(841)	641	(577)	-	20,460
Brain Professional Private Trust No.4		5,316	-	529	2	-	5,847
Hanhwa US Equity Strategy Private Real Estate Fund No.1		25,764	(1,859)	1,591	(17)	-	25,479
Brain KS Qualified Privately Placed Fund No.6		4,896	-	(78)	(13)	-	4,805
M360 CRE Income Fund		23,167	132,768	9,270	(11,300)	-	153,905
Shinhan Global Healthcare Fund 1		-	3,440	(33)	-	-	3,407
JB Power TL Investment Type Private Placement Special Asset Fund 7		-	18,268	422	-	-	18,690
IBK AONE convertable 1		-	5,000	122	-	-	5,122
Rico synergy collabo Multi-Mezzanine 3		-	5,001	25	-	-	5,026
KB NA Hickory Private Speical Asset Fund		-	33,362	729	-	-	34,091
GB PROFESSIONAL PRIVATE INVESTMENT TRUST 6		-	8,600	-	-	-	8,600
Koramco Europe Core Private Real Estate Trust No.2-2		-	21,408	(648)	-	-	20,760
SHBNPP Private Korea Equity Long-Short Professional Feeder		14,180	(9,972)	653	-	-	4,861
SHBNPP Private Multi Strategy Professional Feeder No.1		5,014	(5,049)	35	-	-	-
Shinhan-Stonebridge Petro PEF		18,487	-	714	-	-	19,201
BNP Paribas Cardif General Insurance		2,584	2,750	(910)	5	-	4,429
Axis Global Growth New Technology Investment Association		-	5,000	(47)	-	-	4,953
Polaris No.7 Entrepreneur Private Equity Fund		-	4,400	(41)	-	-	4,359
Hermes Private Investment Equity Fund		-	17,500	(3)	-	-	17,497
Others		33,394	21,820	4,036	(45)	(144)	59,061
	~~W~~	353,600	282,744	20,393	(25,299)	(144)	631,294

(*1) The market value of the investment is ~~W~~6,826 million as of December 31, 2017 based on the quoted market price.

(*2) The Group has stopped recognizing its equity method income or loss due to the investees’ cumulative loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

16.  Investments in associates (continued)

	2016
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	57,280	-	(2,495)	5,428	-	60,213
Aju Capital Co., Ltd.(*1)		34,444	(2,588)	9,038	(58)	-	40,836
UAMCO., Ltd.		125,822	(128,827)	2,882	123	-	-
Daewontos Co., Ltd.(*3)		-	-	-	-	-	-
Neoplux Technology Valuation Investment Fund		1,993	4,768	765	-	-	7,526
JAEYOUNG SOLUTEC CO., LTD.(*2)		6,238	-	(504)	2	-	5,736
Partners 4th Growth Investment Fund		1,800	3,080	(325)	-	-	4,555
JAEYANG INDUSTRY(*3)		-	-	-	-	-	-
Chungyoung INC		-	-	-	-	-	-
DAEKWANG SEMICONDUCTOR CO., LTD.		-	4,776	-	-	-	4,776
SHC-IMM New Growth Fund		3,175	(1,189)	309	-	-	2,295
Dream High Fund Ⅲ		1,556	-	171	1,417	-	3,144
SHC-EN Fund		4,312	(4,942)	630	-	-	-
Albatross Growth Fund		3,341	(727)	347	(1,389)	-	1,572
Asia Pacific No.39 Ship Investment Co., Ltd.		5,085	(837)	342	586	-	5,176
SG No.9 Corporate Recovery Private Equity Fund		-	3,886	96	-	-	3,982
Plutus-SG Private Equity Fund		-	4,338	(39)	-	-	4,299
SG ARGES Private Equity Fund No.1		-	8,955	21	-	-	8,976
Eum Private Equity Fund No.3		-	5,982	(49)	-	-	5,933
The Asia Pacific Capital Fund II L.P.		33,715	(4,419)	(7,506)	(2,872)	(7,339)	11,579
BNH-CJ Bio Healthcare Fund		9,095	(12,892)	3,797	-	-	-
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd		28,010	(28,631)	1,085	-	-	464
Shinhan Praxis K-Growth Global Private Equity Fund		8,614	4,624	(205)	500	-	13,533
Credian Healthcare Private Equity Fund II		-	4,148	(61)	-	-	4,087
Kiwoom Milestone Professional Private Real Estate Trust 19		-	10,944	(183)	-	-	10,761
FG EURO GREEN PRIVATE REAL ESTATE TRUST No.3		-	19,144	461	1,632	-	21,237
Brain Professional Private Trust No.4		-	5,000	316	-	-	5,316
Hanhwa US Equity Strategy Private Real Estate Fund No.1		-	25,000	747	17	-	25,764
Brain KS Qualified Privately Placed Fund No.6		-	5,001	(13)	(92)	-	4,896
M360 CRE Income Fund		-	22,992	-	175	-	23,167
SHBNPP Private Korea Equity Long-Short Professional Feeder		28,076	(13,467)	(429)	-	-	14,180

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

16.  Investments in associates (continued)

	2016
Investees		Beginning Balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
SHBNPP Private Multi Strategy Professional Feeder No.1	~~W~~	-	5,000	14	-	-	5,014
Shinhan-Stonebridge Petro PEF		17,841	(2)	648	-	-	18,487
Others		22,609	17,008	135	(3,656)	-	36,096
	~~W~~	393,006	(43,875)	9,995	1,813	(7,339)	353,600

(*1) The market value of the investment is ~~W~~51,543 million as of December 31, 2016 based on the quoted market price.

(*2) The market value of the investment is ~~W~~10,466 million as of December 31, 2016 based on the quoted market price.

(*3) The Group has stopped recognizing its equity method income or loss due to the investees’ cumulative loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

16.  Investments in associates (continued)

(c) Condensed statement of financial position information of associates as of December 31, 2017 and 2016 are as follows:

		2017
Investees		Asset	Liability
BNP Paribas Cardif Life Insurance	~~W~~	4,133,674	3,781,688
Daewontos Co., Ltd.		400	2,492
Neoplux Technology Valuation Investment Fund		40,692	283
JAEYOUNG SOLUTEC CO., LTD.		157,009	137,916
Partners 4th Growth Investment Fund		53,944	383
JAEYANG INDUSTRY		2,146	4,717
Chungyoung INC		3,292	8,392
DAEKWANG SEMICONDUCTOR CO., LTD.		29,069	10,806
Dream High Fund Ⅲ		4,076	34
Asia Pacific No.39 Ship Investment Co., Ltd.		9,389	27
KCLAVIS Meister Fund No.17		11,694	42
SG No.9 Corporate Recovery Private Equity Fund		15,035	76
Plutus-SG Private Equity Fund		16,009	69
SG ARGES Private Equity Fund No.1		26,758	69
OST Progress- 2 Fund		17,829	107
Eum Private Equity Fund No.3		23,725	5
Richmond Private Yong in Retail Facility Real Estate Fund No.1		48,006	28,624
KTB Confidence Private Placement		42,230	21,090
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		28,286	1
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		41,599	1
Pine Asia Unsecured Individual Rehabilitation Bond Fund 18		26,316	14
Platform Partners brick save Private Investment trust		8,441	271
Synergy-Shinhan Mezzanine New Technology Investment Fund		10,500	3
The Asia Pacific Capital Fund II L.P.		29,103	88
Shinhan Praxis K-Growth Global Private Equity Fund		100,805	353
Credian Healthcare Private Equity Fund II		11,236	47
Kiwoom Milestone Professional Private Real Estate Trust 19		57,405	36,589
FG EURO GREEN PRIVATE REAL ESTATE TRUST No.3		97,203	1,066
Brain Professional Private Trust No.4		21,369	105
Hanhwa US Equity Strategy Private Real Estate Fund No.1		56,898	78
Brain KS Qualified Privately Placed Fund No.6		9,639	28
M360 CRE Income Fund		265,945	-
Shinhan Global Healthcare Fund 1		77,166	-
JB Power TL Investment Type Private Placement Special Asset Fund 7		56,125	53
IBK AONE convertable 1		10,840	-
Rico synergy collabo Multi-Mezzanine 3		10,054	3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

16.  Investments in associates (continued)

		2017
Investees		Asset	Liability
KB NA Hickory Private Speical Asset Fund	~~W~~	90,978	67
GB Professional Private Investment Trust 6		9,101	1
Koramco Europe Core Private Placement Real Estate Fund No.2-2		44,886	2,074
SHBNPP Private Korea Equity Long-Short Professional Feeder		54,029	4,733
Shinhan-Stonebridge Petro PEF		1,056,401	2,740
BNP Paribas Cardif General Insurance		59,699	15,405
Axis Global Growth New Technology Investment Association		15,553	-
Polaris No7 Start up and Venture Private Equity Fund		15,280	22
Hermes Private Investment Equity Fund		60,000	10
	~~W~~	6,959,834	4,060,572

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

16.  Investments in associates (continued)

		2016
Investees		Asset	Liability
BNP Paribas Cardif Life Insurance	~~W~~	4,182,208	3,779,257
Aju Capital Co., Ltd.		6,543,737	5,744,415
Daewontos Co., Ltd.		399	2,492
Neoplux Technology Valuation Investment Fund		22,577	-
JAEYOUNG SOLUTEC CO., LTD.		155,368	120,184
Partners 4th Growth Investment Fund		18,478	257
JAEYANG INDUSTRY		2,146	4,717
Chungyoung INC		2,341	6,753
DAEKWANG SEMICONDUCTOR CO., LTD.		35,204	12,392
SHC-IMM New Growth Fund		3,675	117
Dream High Fund Ⅲ		5,765	-
Albatross Growth Fund		5,237	915
Asia Pacific No.39 Ship Investment Co., Ltd.		10,379	28
SG No.9 Corporate Recovery Private Equity Fund		15,069	38
Plutus-SG Private Equity Fund		16,188	68
SG ARGES Private Equity Fund No.1		37,392	91
Eum Private Equity Fund No.3		28,584	4
The Asia Pacific Capital Fund II L.P.		46,043	65
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd		928	1
Shinhan Praxis K-Growth Global Private Equity Fund		72,075	350
Credian Healthcare Private Equity Fund II		12,040	47
Kiwoom Milestone Professional Private Real Estate Trust 19		57,692	36,169
FG EURO GREEN PRIVATE REAL ESTATE TRUST No.3		99,794	3
Brain Professional Private Trust No.4		19,384	46
Hanhwa US Equity Strategy Private Real Estate Fund No.1		59,781	2,327
Brain KS Qualified Privately Placed Fund No.6		9,794	1
M360 CRE Income Fund		60,261	6,167
SHBNPP Private Korea Equity Long-Short Professional Feeder		105,775	16,519
SHBNPP Private Multi Strategy Professional Feeder No.1		20,325	3,340
Shinhan-Stonebridge Petro PEF		1,015,299	804
	~~W~~	12,663 ,938	9,737,567

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

16.  Investments in associates (continued)

Condensed statement of comprehensive income information for years ended December 31, 2017 and 2016 were as follows:

		2017
Investees		Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
BNP Paribas Cardif Life Insurance	~~W~~	78,010	24,230	(73,495)	(49,265)
Daewontos Co., Ltd.		-	-	-	-
Neoplux Technology Valuation Investment Fund		5,895	4,691	1,471	6,162
JAEYOUNG SOLUTEC CO., LTD.		142,228	(22,756)	2,764	(19,992)
Partners 4th Growth Investment Fund		137	(1,540)	-	(1,540)
JAEYANG INDUSTRY		-	-	-	-
Chungyoung INC		5,568	(693)	-	(693)
DAEKWANG SEMICONDUCTOR CO., LTD.		13,929	(4,549)	-	(4,549)
Dream High Fund Ⅲ		27	(200)	(1,522)	(1,722)
Asia Pacific No.39 Ship Investment Co., Ltd.		666	616	32	648
KCLAVIS Meister Fund No.17		425	194	-	194
SG No.9 Corporate Recovery Private Equity Fund		(157)	652	-	652
Plutus-SG Private Equity Fund		317	316	-	316
SG ARGES Private Equity Fund No.1		(351)	832	-	832
OST Progress- 2 Fund		(234)	(234)	-	(234)
Eum Private Equity Fund No.3		1,614	1,649	-	1,649
Richmond Private Yong in Retail Facility Real Estate Fund No.1		2,265	2,100	-	2,100
KTB Confidence Private Placement		1,604	1,242	3,629	4,871
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		1,914	1,913	(856)	1,057
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		3,117	3,116	(1,257)	1,859
Pine Asia Unsecured Individual Rehabilitation Bond Fund 18		648	634	-	634
Platform Partners brick save Private Investment trust		207	194	-	194
Synergy-Shinhan Mezzanine New Technology Investment Fund		-	(3)	-	(3)
The Asia Pacific Capital Fund II L.P.		-	(3,582)	(10,269)	(13,851)
Shinhan Praxis K-Growth Global Private Equity Fund		7,273	(8,428)	3,156	(5,272)
Credian Healthcare Private Equity Fund II		211	19	(823)	(804)
Kiwoom Milestone Professional Private Real Estate Trust 19		2,742	(262)	-	(262)
FG EURO GREEN PRIVATE REAL ESTATE TRUST No.3		5,851	3,012	(2,713)	299
Brain Professional Private Trust No.4		2,942	1,925	-	1,925
Hanhwa US Equity Strategy Private Real Estate Fund No.1		11,562	3,549	(37)	3,512
Brain KS Qualified Privately Placed Fund No.6		3	(110)	(72)	(182)
M360 CRE Income Fund		7	14,179	-	14,179
Shinhan Global Healthcare Fund 1		3	(757)	-	(757)
JB Power TL Investment Type Private Placement Special Asset Fund 7		7,115	1,267	-	1,267
IBK AONE convertable 1		279	258	-	258
Rico synergy collabo Multi-Mezzanine 3		371	50	-	50

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

16.  Investments in associates (continued)

		2017
Investees		Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
KB NA Hickory Private Speical Asset Fund	~~W~~	11,092	1,945	-	1,945
GB PROFESSIONAL PRIVATE INVESTMENT TRUST 6		1	-	-	-
Koramco Europe Core Private Placement Real Estate Fund No.2-2		2,503	(1,337)	-	(1,337)
SHBNPP Private Korea Equity Long-Short Professional Feeder		28,956	9,356	-	9,356
Shinhan-Stonebridge Petro PEF		39,170	39,170	-	39,170
BNP Paribas Cardif General Insurance		10,093	(9,294)	94	(9,200)
Axis Global Growth New Technology Investment Association		(147)	(147)	-	(147)
Polaris No7 Start up and Venture Private Equity Fund		(142)	(142)	-	(142)
Hermes Private Investment Equity Fund		(10)	(10)	-	(10)
	~~W~~	387,704	63,065	(79,898)	(16,833)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

16.  Investments in associates (continued)

		2016
Investees		Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
BNP Paribas Cardif Life Insurance	~~W~~	144,583	(16,706)	36,189	19,483
Aju Capital Co., Ltd.		757,345	70,598	(458)	70,140
Daewontos Co., Ltd.		517	(624)	-	(624)
Neoplux Technology Valuation Investment Fund		3,441	2,295	-	2,295
JAEYOUNG SOLUTEC CO., LTD.		137,920	(7,095)	(614)	(7,709)
Partners 4th Growth Investment Fund		113	(1,300)	-	(1,300)
JAEYANG INDUSTRY		212	(69)	-	(69)
Chungyoung INC		-	-	-	-
DAEKWANG SEMICONDUCTOR CO., LTD.		-	-	-	-
SHC-IMM New Growth Fund		855	479	-	479
Dream High Fund Ⅲ		535	313	2,597	2,910
Albatross Growth Fund		1,024	957	(3,821)	(2,864)
Asia Pacific No.39 Ship Investment Co., Ltd.		730	681	1,172	1,853
SG No.9 Corporate Recovery Private Equity Fund		-	428	-	428
Plutus-SG Private Equity Fund		5	(148)	-	(148)
SG ARGES Private Equity Fund No.1		-	87	-	87
Eum Private Equity Fund No.3		85	(235)	-	(235)
The Asia Pacific Capital Fund II L.P.		-	(29,768)	(13,407)	(43,175)
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd		2,170	2,170	-	2,170
Shinhan Praxis K-Growth Global Private Equity Fund		513	(1,084)	2,656	1,572
Credian Healthcare Private Equity Fund II		190	(180)	-	(180)
Kiwoom Milestone Professional Private Real Estate Trust 19		924	(367)	-	(367)
FG EURO GREEN PRIVATE REAL ESTATE TRUST No.3		10,321	2,210	7,669	9,879
Brain Professional Private Trust No.4		2,158	1,148	-	1,148
Hanhwa US Equity Strategy Private Real Estate Fund No.1		5,199	1,667	37	1,704
Brain KS Qualified Privately Placed Fund No.6		1	(26)	(182)	(208)
M360 CRE Income Fund		-	-	-	-
SHBNPP Private Korea Equity Long-Short Professional Feeder		25,736	(396)	-	(396)
SHBNPP Private Multi Strategy Professional Feeder No.1		4,510	70	-	70
Shinhan-Stonebridge Petro PEF		38,898	35,559	-	35,559
	~~W~~	1,137,985	60,664	31,838	92,502

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

16.  Investments in associates (continued)

(d) Reconciliation of the financial information to the carrying values of its interests in the associates as of December 31, 2017 and 2016 are as follow:

	2017
Investees		Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying Value
BNP Paribas Cardif Life Insurance	~~W~~	351,986	14.99	52,763	(147)	-	52,616
Daewontos Co., Ltd (*1)		(2,092)	36.33	(760)	-	760	-
Neoplux Technology Valuation Investment Fund		40,409	33.33	13,470	-	-	13,470
JAEYOUNG SOLUTEC CO., LTD (*2)		17,484	9.61	1,680	-	2,169	3,849
Partners 4th Growth Investment Fund		53,561	25.00	13,390	-	-	13,390
JAEYANG INDUSTRY (*3)		(2,571)	25.90	(666)	-	666	-
Chungyoung INC (*3)		(5,100)	18.94	(966)	-	966	-
DAEKWANG SEMICONDUCTOR CO., LTD.		18,263	20.94	3,824	-	-	3,824
Dream High Fund Ⅲ		4,042	54.55	2,205	-	-	2,205
Asia Pacific No.39 Ship Investment Co., Ltd.		9,362	50.00	4,682	-	-	4,682
KCLAVIS Meister Fund No.17		11,652	26.09	3,039	-	-	3,039
SG No.9 Corporate Recovery Private Equity Fund		14,959	26.49	3,963	-	-	3,963
Plutus-SG Private Equity Fund		15,940	26.67	4,251	-	-	4,251
SG ARGES Private Equity Fund No.1		26,689	24.06	6,422	-	-	6,422
OST Progress- 2 Fund		17,722	27.62	4,895	-	-	4,895
Eum Private Equity Fund No.3		23,720	20.76	4,925	-	-	4,925
Richmond Private Yong in Retail Facility Real Estate Fund No.1		19,382	41.80	8,101	-	-	8,101
KTB Confidence Private Placement		21,140	30.29	6,403	-	-	6,403
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		28,285	23.89	6,757	-	-	6,757
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		41,598	20.16	8,387	-	-	8,387
Pine Asia Unsecured Individual Rehabilitation Bond Fund 18		26,302	22.86	6,012	-	-	6,012
Platform Partners brick save Private Investment trust		8,170	98.77	8,069	-	-	8,069
Synergy-Shinhan Mezzanine New Technology Investment Fund		10,497	47.62	4,999	-	-	4,999
The Asia Pacific Capital Fund II L.P.		29,015	25.18	7,307	-	-	7,307
Shinhan Praxis K-Growth Global Private Equity Fund		100,452	18.87	18,954	-	-	18,954
Credian Healthcare Private Equity Fund II		11,189	34.07	3,813	-	-	3,813
Kiwoom Milestone Professional Private Real Estate Trust 19		20,816	50.00	10,408	-	-	10,408
FG EURO GREEN PRIVATE REAL ESTATE TRUST No.3		96,137	21.28	20,460	-	-	20,460
Brain Professional Private Trust No.4		21,264	27.49	5,847	-	-	5,847

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

16.  Investments in associates (continued)

	2017
Investees		Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying Value
Hanhwa US Equity Strategy Private Real Estate Fund No.1	~~W~~	56,820	44.84	25,479	-	-	25,479
Brain KS Qualified Privately Placed Fund No.6		9,611	50.00	4,805	-	-	4,805
M360 CRE Income Fund		265,945	57.87	153,905	-	-	153,905
Shinhan Global Healthcare Fund 1		77,166	4.41	3,407	-	-	3,407
JB Power TL Investment Type Private Placement Special Asset Fund 7		56,072	33.33	18,690	-	-	18,690
IBK AONE convertable 1		10,840	47.25	5,122	-	-	5,122
Rico synergy collabo Multi-Mezzanine 3		10,051	50.00	5,026	-	-	5,026
KB NA Hickory Private Speical Asset Fund		90,911	37.50	34,091	-	-	34,091
GB Professional Private Investment Trust 6		9,100	94.51	8,600	-	-	8,600
Koramco Europe Core Private Placement Real Estate Fund No.2-2		42,812	48.49	20,760	-	-	20,760
SHBNPP Private Korea Equity Long-Short Professional Feeder		49,296	9.85	4,861	-	-	4,861
Shinhan-Stonebridge Petro PEF		1,053,661	1.82	19,201	-	-	19,201
BNP Paribas Cardif General Insurance		44,294	10.00	4,429	-	-	4,429
Axis Global Growth New Technology Investment Association		15,553	31.85	4,953	-	-	4,953
Polaris No7 Start up and Venture Private Equity Fund		15,258	28.57	4,359	-	-	4,359
Hermes Private Investment Equity Fund		59,990	29.17	17,497	-	-	17,497
Others		218,647	-	58,362	-	669	59,061
	~~W~~	3,116,300		626,181	(147)	5,260	631,294

(*1) Other adjustments represent the unrecognized equity method losses because the Group has stopped recognizing its equity method losses as the balance of the investment has been reduced to zero.

(*2) Net assets do not include non-controlling interests and other adjustments represent the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date.

(*3) Other adjustments represent the unrecognized equity method losses because the Group has stopped recognizing its equity method losses as the balance of the investment has been reduced to zero and the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

16.  Investments in associates (continued)

2016
Investees	Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying Value
BNP Paribas Cardif Life Insurance	~~W~~	402,951	14.99	60,443	(230)	-	60,213
Aju Capital Co., Ltd.(*1)	749,882	12.85	96,365	-	(55,529)	40,836
Daewontos Co., Ltd.(*2)	(2,093)	36.33	(760)	-	760	-
Neoplux Technology Valuation Investment Fund	22,577	33.33	7,526	-	-	7,526
JAEYOUNG SOLUTEC CO., LTD.(*3)	34,147	10.45	3,567	-	2,169	5,736
Partners 4th Growth Investment Fund	18,221	25.00	4,555	-	-	4,555
JAEYANG INDUSTRY(*5)	(2,571)	25.90	(666)	-	666	-
Chungyoung INC(*4)	(4,412)	18.94	(836)	-	836	-
DAEKWANG SEMICONDUCTOR CO., LTD.	22,812	20.94	4,776	-	-	4,776
SHC-IMM New Growth Fund	3,559	64.52	2,295	-	-	2,295
Dream HIgh Fund Ⅲ	5,765	54.55	3,144	-	-	3,144
Albatross Growth Fund	4,322	36.36	1,572	-	-	1,572
Asia Pacific No.39 Ship Investment Co., Ltd.	10,351	50.00	5,176	-	-	5,176
SG No.9 Corporate Recovery Private Equity Fund	15,031	26.49	3,982	-	-	3,982
Plutus-SG Private Equity Fund	16,120	26.67	4,299	-	-	4,299
SG ARGES Private Equity Fund No.1	37,301	24.06	8,976	-	-	8,976
Eum Private Equity Fund No.3	28,580	20.76	5,933	-	-	5,933
The Asia Pacific Capital Fund II L.P.	45,978	25.18	11,579	-	-	11,579
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd	927	50.00	464	-	-	464
Shinhan Praxis K-Growth Global Private Equity Fund	71,725	18.87	13,533	-	-	13,533
Credian Healthcare Private Equity Fund II	11,993	34.07	4,087	-	-	4,087
Kiwoom Milestone Professional Private Real Estate Trust 19	21,523	50.00	10,761	-	-	10,761
FG EURO GREEN PRIVATE REAL ESTATE TRUST No.3	99,791	21.28	21,237	-	-	21,237
Brain Professional Private Trust No.4	19,338	27.49	5,316	-	-	5,316
Hanhwa US Equity Strategy Private Real Estate Fund No.1	57,454	44.84	25,764	-	-	25,764
Brain KS Qualified Privately Placed Fund No.6	9,793	50.00	4,896	-	-	4,896
M360 CRE Income Fund	54,094	42.83	23,167	-	-	23,167

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

16.  Investments in associates (continued)

	2016
Investees		Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying value
SHBNPP Private Korea Equity Long-Short Professional Feeder	~~W~~	89,256	15.88	14,180	-	-	14,180
SHBNPP Private Multi Strategy Professional Feeder No.1		16,985	29.55	5,014	-	-	5,014
Shinhan-Stonebridge Petro PEF		1,014,495	1.82	18,487	-	-	18,487
Others		158,356	-	35,507	-	589	36,096
	~~W~~	3,034,251		404,339	(230)	(50,509)	353,600

(*1) Net assets do not include non-controlling interests and other adjustments represent the cumulative impairment.

(*2) Other adjustments represent the unrecognized equity method losses because the Group has stopped recognizing its equity method losses as the balance of the investment has been reduced to zero.

(*3) Net assets do not include non-controlling interests; and other adjustments represent the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date and the cumulative impairment.

(*4) Other adjustments represent the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date.

(*5) Other adjustments represent the unrecognized equity method losses because the Group has stopped recognizing its equity method losses as the balance of the investment has been reduced to zero and the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date.

(e) The unrecognized equity method losses for the year ended December 31, 2017 and the cumulative unrecognized equity method losses as of December 31, 2017 are as follows:

		2017
Investees		Unrecognized equity method losses	Cumulative unrecognized equity method losses
Daewontos Co., Ltd.	~~W~~	-	(760)
JAEYANG INDUSTRY		-	(18)
Chungyoung INC		(130)	(130)
	~~W~~	(130)	(908)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

17. Investment properties, net

(a) Investment properties as of December 31, 2017 and 2016 are as follows:

		2017	2016
Acquisition cost	~~W~~	508,784	438,004
Accumulated depreciation		(90,481)	(84,829)
Book value	~~W~~	418,303	353,175

(b) Changes in investment properties for the years ended December 31, 2017 and 2016 are as follows:

		2017	2016
Beginning balance	~~W~~	353,175	208,717
Acquisitions		2,125	175,835
Disposals		(6,277)	(20,479)
Depreciation		(16,095)	(19,588)
Amounts transferred from (to) property and equipment		91,782	10,898
Amounts transferred to assets held for sale(*)		(6,306)	(2,200)
Foreign currency adjustment		(101)	(8)
Ending balance	~~W~~	418,303	353,175

(*) Comprise land and buildings, etc.

(c) Income and expenses on investment property for the years ended December 31, 2017 and 2016 were as follows:

		2017	2016
Rental income	~~W~~	33,023	27,852
Direct operating expenses for investment properties that generated rental income		10,998	9,384

(d) The fair value of investment property as of December 31, 2017 and 2016 is as follows:

		2017	2016
Land and buildings(*)	~~W~~	1,027,830	1,127,262

(*) Fair value of investment properties is estimated based on the recent market transactions and certain significant unobservable inputs.  Accordingly, fair value of investment properties is classified as level 3.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

18. Other assets, net

Other assets as of December 31, 2017 and 2016 are as follows:

		2017	2016
Accounts receivable	~~W~~	6,295,129	5,333,459
Domestic exchange settlement debit		2,973,751	6,123,196
Guarantee deposits		1,158,693	1,167,045
Present value discount		(50,170)	(37,863)
Accrued income		1,624,992	1,342,009
Prepaid expense		163,727	115,583
Suspense payments		63,486	57,691
Sundry assets		53,034	58,347
Separate account assets		3,040,534	2,737,869
Advance payments		219,861	280,301
Unamortized deferred acquisition cost		888,262	975,365
Other		170,338	66,592
Allowances for impairment		(49,679)	(51,186)
	~~W~~	16,551,958	18,168,408

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

19.  Leases

(a) Finance lease receivables of the Group as lessor as of December 31, 2017 and 2016 are as follows:

		2017
		Gross investment	Unearned finance income	Present value of minimum lease payment
Not later than 1 year	~~W~~	688,358	76,677	611,681
1 ~ 5 years		1,176,334	86,280	1,090,054
Later than 5 years		16,226	585	15,641
	~~W~~	1,880,918	163,542	1,717,376

		2016
		Gross investment	Unearned finance income	Present value of minimum lease payment
Not later than 1 year	~~W~~	760,468	73,129	687,339
1 ~ 5 years		1,182,066	72,813	1,109,253
Later than 5 years		20,172	16	20,156
	~~W~~	1,962,706	145,958	1,816,748

(b) The scheduled maturities of minimum lease payments for operating leases of the Group as lessor as of December 31, 2017 and 2016 are as follows:

		Minimum lease payment
		2017	2016
Not later than 1 year	~~W~~	37,455	14,992
1 ~ 5 years		70,764	11,062
Over 5 years		12	-
	~~W~~	108,231	26,054

(c) Future minimum lease payments under non-cancellable operating lease of the Group as lessee as of December 31, 2017 and 2016 are as follows:

		Minimum lease payment
		2017	2016
Not later than 1 year	~~W~~	247,815	178,272
1 ~ 5 years		328,482	160,988
Later than 5 years		32,740	3,720
	~~W~~	609,037	342,980

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

20. Pledged assets

(a) Assets pledged as collateral as of December 31, 2017 and 2016 are as follows:

		2017	2016
Loans	~~W~~	99,158	76,432
Securities
Trading assets		12,660,710	10,761,284
Financial assets designated at fair value through profit or loss		587,380	580,837
Available-for-sale financial assets		1,968,870	2,290,029
Held-to-maturity financial assets		10,508,112	8,011,985
		25,725,072	21,644,135
Deposits		1,501,661	701,366
Real estate		157,485	61,711
	~~W~~	27,483,376	22,483,644

The carrying amounts of asset pledged that the pledgees have the right to sell or repledge regardless of the Group’s default as of December 31, 2017 and 2016 are ~~W~~9,688,816 million and ~~W~~8,877,166 million, respectively.

(b) The fair value of collateral held that the Group has the right to sell or repledge regardless of pledger’s default as of December 31, 2017 and 2016 are as follows:

		2017
		Collateral held
		Assets pledged as collateral	Assets received as collateral
Securities	~~W~~	8,779,621	3,749,516

		2016
		Collateral held
		Assets pledged as collateral	Assets received as collateral
Securities	~~W~~	7,667,417	3,749,791
Others		200	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

21. Deposits

Deposits as of December 31, 2017 and 2016 are as follows:

		2017	2016
Demand deposits	~~W~~	102,928,642	93,632,192
Time deposits		129,483,260	126,325,628
Negotiable certificates of deposits		7,583,365	6,478,626
Note discount deposits		3,423,459	4,581,276
CMA(*)		4,197,146	2,473,048
Others		1,803,352	1,647,188
	~~W~~	249,419,224	235,137,958

(*) CMA: Cash management account deposits

22. Trading liabilities

Trading liabilities as of December 31, 2017 and 2016 are as follows:

		2017	2016
Securities sold:
Equity	~~W~~	495,019	581,625
Debt		871,884	815,383
Others		47,001	93,757
		1,413,904	1,490,765
Gold deposits		434,586	485,995
	~~W~~	1,848,490	1,976,760

23. Financial liabilities designated at fair value through profit or loss

Financial liabilities designated at fair value through profit or loss as of December 31, 2017 and 2016 are as follows:

		2017	2016	Reason for designation
Deposits	~~W~~	-	6,282	Combined instrument
Equity-linked securities sold		5,865,990	7,024,194	Combined instrument
Derivatives-combined securities sold		2,394,646	2,193,032	Combined instrument
Securities sold		36,973	10,134	Evaluation and management on a fair value basis
	~~W~~	8,297,609	9,233,642

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

24. Borrowings

(a) Borrowings as of December 31, 2017 and 2016 are as follows:

	2017
	Interest rate (%)		Amount
Borrowings in won:
Borrowings from Bank of Korea	0.50~0.75	~~W~~	2,913,045
Others	0.00~5.00		9,585,511
			12,498,556
Borrowings in foreign currency:
Overdraft due to banks	0.00		128,634
Borrowings from banks	0.10~12.50		3,737,366
Others	0.00~7.90		1,295,572
			5,161,572
Call money	0.00~6.20		856,813
Bills sold	0.65~3.26		13,605
Bonds sold under repurchase agreements	0.00~6.00		9,056,232
Bond issuance costs			(168)
		~~W~~	27,586,610

	2016
	Interest rate (%)		Amount
Borrowings in won:
Borrowings from Bank of Korea	0.50~0.75	~~W~~	2,669,027
Others	0.00~5.00		7,582,778
			10,251,805
Borrowings in foreign currency:
Overdraft due to banks	0.00		152,589
Borrowings from banks	0.24~3.95		3,717,391
Others	1.02~1.86		1,947,650
			5,817,630
Call money	0.10~10.00		1,130,476
Bills sold	0.65~1.52		12,427
Bonds sold under repurchase agreements	0.30~6.29		8,082,626
Bond issuance costs			(723)
		~~W~~	25,294,241

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

25.  Debt securities issued

Debt securities issued as of December 31, 2017 and 2016 are as follows:

	2017
	Interest rate (%)		Amount
Debt securities issued in won:
Debt securities issued	0.00~8.00	~~W~~	41,781,486
Subordinated debt securities issued	2.20~4.60		3,500,401
Loss on fair value hedges			(274,047)
Bond issuance cost			(45,969)
			44,961,871
Debt securities issued in foreign currencies:
Debt securities issued	0.00~4.20		4,989,904
Subordinated debt securities issued	3.75~3.88		1,446,390
Loss on fair value hedges			(25,794)
Bond issuance cost			(31,550)
			6,378,950

		~~W~~	51,340,821

	2016
	Interest rate (%)		Amount
Debt securities issued in won:
Debt securities issued	0.00~8.00	~~W~~	33,838,495
Subordinated debt securities issued	2.20~4.69		3,991,056
Loss on fair value hedges			(147,208)
Bond issuance cost			(38,178)
			37,644,165
Debt securities issued in foreign currencies:
Debt securities issued	0.03~4.38		5,526,809
Subordinated debt securities issued	3.88		1,189,067
Loss on fair value hedges			(9,977)
Bond issuance cost			(23,279)
			6,682,620

		~~W~~	44,326,785

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

26.  Employee benefits

(a) Defined benefit plan assets and liabilities

Defined benefit plan assets and liabilities as of December 31, 2017 and 2016 are as follows:

		2017	2016
Present value of defined benefit obligations	~~W~~	1,695,191	1,689,980
Fair value of plan assets		(1,688,047)	(1,559,101)
Recognized liabilities for defined benefit obligations	~~W~~	7,144	130,879

(b) Changes in the present value of defined benefit obligation and plan assets for the years ended December 31, 2017 and 2016 were as follows:

		2017
		Defined benefit obligation	Plan assets	Net defined benefit liability
Beginning balance	~~W~~	1,689,980	(1,559,101)	130,879
Included in profit or loss:
Current service cost		172,152	-	172,152
Past service cost		2,810	-	2,810
Interest expense (income)		54,485	(52,136)	2,349
		229,447	(52,136)	177,311
Included in other comprehensive income:
Remeasurement loss (gain):
- Actuarial gains (losses) arising from :
Demographic assumptions		4,471	-	4,471
Financial assumptions		(96,957)	-	(96,957)
Experience adjustment		(56,709)	-	(56,709)
- Return on plan assets excluding interest income		-	27,460	27,460
		(149,195)	27,460	(121,735)
Other:
Benefits paid by the plan		(74,841)	69,857	(4,984)
Contributions paid into the plan		-	(174,127)	(174,127)
Effect of movements in exchange rates		(200)	-	(200)
		(75,041)	(104,270)	(179,311)
Ending balance	~~W~~	1,695,191	(1,688,047)	7,144

Profit or loss arising from defined benefit plans is included in general and administrative expenses.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

26.  Employee benefits (continued)

		2016
		Defined benefit obligation	Plan assets	Net defined benefit liability
Beginning balance	~~W~~	1,567,898	(1,341,768)	226,130
Included in profit or loss:
Current service cost		179,811	-	179,811
Past service cost		-	-	-
Interest expense (income)		50,892	(44,773)	6,119
		230,703	(44,773)	185,930
Included in other comprehensive income:
Remeasurement loss (gain):
- Actuarial gains (losses) arising from :
Demographic assumptions		2,344	-	2,344
Financial assumptions		(297)	-	(297)
Experience adjustment		(41,538)	-	(41,538)
- Return on plan assets excluding interest income		-	19,448	19,448
		(39,491)	19,448	(20,043)
Other:
Benefits paid by the plan		(69,439)	62,405	(7,034)
Contributions paid into the plan		-	(254,413)	(254,413)
Change in subsidiaries		250	-	250
Effect of movements in exchange rates		59	-	59
		(69,130)	(192,008)	(261,138)
Ending balance	~~W~~	1,689,980	(1,559,101)	130,879

Profit or loss arising from defined benefit plans is included in general and administrative expenses.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

26.  Employee benefits (continued)

(c) The composition of plan assets as of December 31, 2017 and 2016 are as follows:

		2017	2016
Plan assets comprise:
Equity securities	~~W~~	231,620	126,348
Debt securities		43,990	32,838
Due from banks		1,380,656	1,363,942
Other		31,781	35,973
	~~W~~	1,688,047	1,559,101

(d) Actuarial assumptions as of December 31, 2017 and 2016 are as follows:

	2017	2016	Description
Discount rate	2.44%~4.07%	2.78%~3.40%	AA0 corporate bond yields
Future salary increase rate	0.99%~5.61% + Upgrade rate	2.50%~5.38% + Upgrade rate	Average for 5 years
Weighted average maturity	7.25 years ~ 9.33 years	7.25 years ~ 13.16 years

(e) Sensitivity analysis

As of December 31, 2017, reasonably possible changes in one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below.

		Defined benefit obligation
		Increase	Decrease
Discount rate (1%p movement)	~~W~~	(147,071)	164,735
Future salary increase rate (1%p movement)		164,977	(149,641)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

27.  Provisions

(a) Provisions as of December 31, 2017 and 2016 are as follows:

		2017	2016
Asset retirement obligations	~~W~~	45,495	50,738
Expected loss related to litigation		32,650	34,471
Unused credit commitments		168,006	450,997
Bonus card points program		26,434	25,425
Financial guarantee contracts issued		80,861	79,238
Others		75,512	88,019
	~~W~~	428,958	728,888

(b) Changes in provisions for the years ended December 31, 2017 and 2016 were as follows:

		2017
		Asset retirement	Litigation	Unused credit	Card point (*2)	Guarantee	Other	Total
Beginning balance	~~W~~	50,738	34,471	450,997	25,425	79,238	88,019	728,888
Provision(reversal)		(4,562)	704	(279,508)	51,294	2,548	11,797	(217,727)
Provision used		(2,695)	(1,908)	-	(50,285)	(132)	(22,637)	(77,657)
Foreign exchange translation		-	(617)	(3,483)	-	(4,458)	(52)	(8,610)
Others(*1)		2,014	-	-	-	3,665	(1,615)	4,064
Ending balance	~~W~~	45,495	32,650	168,006	26,434	80,861	75,512	428,958

		2016
		Asset retirement	Litigation	Unused credit	Card point (*2)	Guarantee	Other	Total
Beginning balance	~~W~~	48,434	25,945	434,941	27,649	81,374	80,445	698,788
Provision		2,714	11,387	15,419	51,745	3,887	25,174	110,326
Provision used		(2,647)	(3,226)	-	(54,300)	-	(17,649)	(77,822)
Foreign exchange translation		-	365	637	-	993	60	2,055
Others(*1)		2,237	-	-	331	(7,016)	(11)	(4,459)
Ending balance	~~W~~	50,738	34,471	450,997	25,425	79,238	88,019	728,888

(*1) Others include the effects of decrease in discount and changes in discount rate.

(*2) Provisions for card point were classified as fees and commission expense.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

27.  Provisions (continued)

(c) Asset retirement obligation liabilities represent the estimated cost to restore the existing leased properties which is discounted to the present value using the appropriate discount rate at the end of the reporting period.  Disbursements of such costs are expected to incur at the end of lease contract.  Such costs are reasonably estimated using the average lease year and the average restoration expenses.  The average lease year is calculated based on the past ten-year historical data of the expired leases.  The average restoration expense is calculated based on the actual costs incurred for the past three years using the three-year average inflation rate.

(d) Allowance for guarantees and acceptances as of December 31, 2017 and 2016 are as follows:

		2017	2016
Guarantees and acceptances outstanding	~~W~~	7,611,211	9,324,734
Contingent guarantees and acceptances		3,259,613	2,997,553
ABS and ABCP purchase commitments		2,035,543	2,060,089
Endorsed bill		85,456	32,187
	~~W~~	12,991,823	14,414,563
Allowance for loss on guarantees and acceptances	~~W~~	80,861	79,238
Ratio	%	0.62	0.55

28.  Liability under insurance contracts

(a) Insurance risk

Insurance risk, arising out of underwriting of insurance contract and benefit payment, means a risk in which the amount from an unexpected loss is larger than the premium amount.  Insurance risk management aims to minimize risk, of benefit to be paid in excess of what was initially assumed at the time of pricing due to occurrence of an unusual occasion or change of economic environment.

The insurance products that the Group provides are life insurance products and can be categorized as individual insurance and group insurance with regard to the insured person.  In group insurance contacts the insured person is an employee or member of an entity and the policy holder is either the entity or a representative of the entity.  The group insurances comprise savings insurances and protection type insurances.  The protection type insurance means an insurance in which the aggregate of the insurance proceeds payable upon survival under the base age condition, cases where a male at the full age of 40 purchases an insurance policy, shall not exceed insurance premiums already paid.  The savings insurance means an insurance, other than a protection type insurance product, in which the aggregate of insurance proceeds payable upon survival may exceed insurance premiums already paid.  Individual insurances comprise death insurances (in which the insurance event is death), pure endowment insurances (in which the insurance event is survival) and endowment insurances (in which the insurance event is both survival and death).

(b) Insurance risk management

Insurance risk management comprises acceptance and administration of insurance contracts, calculation and adjustment of premium rate, review and payment of claims, reinsurance and closing accounts.  Each insurance component is managed by a department operating for the risk component.

The Risk Management Team and other related departments conduct preemptive risk management when they develop or revise an insurance product.  Insurance risk is continuously improved through regularly reviewing experience rate analysis, insurance risk measurement, underwriting and claims inspection process after product selling.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

28.  Liability under insurance contracts (continued)

i) Underwriting

The Group reviews and improves the medical underwriting guideline based on the changes of medical environment.  The Group reassesses and reinforces underwriting standards through profit and loss analysis over insurance contracts.  Consultants are updated with the latest underwriting standards.  The Group distributes underwriting manual for consultants to prevent mis-selling.  Risk Management Supporting enhances the accuracy of the risk assessment over a subscribed insurance contract.  It provides various risk information that are consistent and underwriting that is reasonable.

ii) Risk management through reinsurance

The Group cedes an insurance contract to reinsurer if risks of the contract need to be transferred or diversified to ensure claims payment ability and to maintain financial sustainability of the Group.  To achieve the objectives of reinsurance activity, the Group runs reinsurance business efficiently by profit-loss analysis, cedes insurance contracts to reliable reinsurer and observes relevant regulations through the internal control system.

iii) Developing insurance product

When an insurance product is developed or revised, the Group prices insurance premium based on the analysis of expected and actual insurance risk difference and sensitivity to the risk factors.  The Group also reviews the appropriateness of the premium and the profitability of the products through the historical loss experience analysis.  The Group reviews compliance of risk management policy and appropriateness of expected profit-loss based on experience rate as a part of post selling risk management for a high risk product.  Policy and underwriting standard of the product would be revised in line with the result of the review to improve insurance risk.

iv) Assessment of claims requests and payment

A standard process for accepting requests and claims payment is enacted to regulate the assessment process of claims requests.  The Group pays reasonable benefit using insurance risk management system score, assessment process by types of claims and historical insurance loss experience analysis.  The Group monitors deficiency of insurance policy through claim assessment process, and based on that, modifies insurance policies and contracts.  The claims payment process is continuously improved reflecting the result of insurance event inspection process monitoring, internal audit and customer complaints etc.

(c) Insurance liabilities as of December 31, 2017 and 2016 are as follows:

		2017	2016
Policy reserve	~~W~~	24,515,364	22,366,865
Policyholder’s equity adjustment		(76)	10,569
	~~W~~	24,515,288	22,377,434

(d) Policy reserve as of December 31, 2017 and 2016 are as follows:

		2017	2016
Interest rate linked	~~W~~	16,464,193	15,177,891
Fixed interest rate		8,051,171	7,188,974
	~~W~~	24,515,364	22,366,865

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

28.  Liability under insurance contracts (continued)

(e) The details of policy reserves as of December 31, 2017 and 2016 are as follows:

		2017
		Individual insurance				Group insurance
		Pure endowment	Death	Endowment	Subtotal	Pure protection	Savings	Subtotal	Total
Premium reserve	~~W~~	5,343,670	10,628,661	7,323,183	23,295,514	32,538	57	32,595	23,328,109
Guarantee reserve		11,678	50,615	151	62,444	-	-	-	62,444
Unearned premium reserve		3	364	-	367	652	-	652	1,019
Reserve for outstanding claims		98,596	784,535	176,566	1,059,697	26,068	-	26,068	1,085,765
Interest rate difference guarantee reserve		2,280	159	12	2,451	-	-	-	2,451
Mortality gains reserve		7,736	5,195	200	13,131	5	-	5	13,136
Interest gains reserve		18,463	268	20	18,751	-	-	-	18,751
Long term duration dividend reserve		59	10	1	70	-	-	-	70
Reserve for policyholder’s profit dividend		2,374	-	-	2,374	-	-	-	2,374
Reserve for losses on dividend insurance contract		1,245	-	-	1,245	-	-	-	1,245
	~~W~~	5,486,104	11,469,807	7,500,133	24,456,044	59,263	57	59,320	24,515,364

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

28.  Liability under insurance contracts (continued)

		2016
		Individual insurance				Group insurance
		Pure endowment	Death	Endowment	Subtotal	Pure protection	Savings	Subtotal	Total
Premium reserve	~~W~~	4,848,027	9,451,671	6,958,191	21,257,889	37,777	297	38,074	21,295,963
Guarantee reserve		11,265	44,288	156	55,709	-	-	-	55,709
Unearned premium reserve		3	376	-	379	465	-	465	844
Reserve for outstanding claims		79,017	714,129	155,735	948,881	29,788	-	29,788	978,669
Interest rate difference guarantee reserve		1,882	163	13	2,058	-	-	-	2,058
Mortality gains reserve		6,212	5,275	222	11,709	4	-	4	11,713
Interest gains reserve		17,356	268	21	17,645	-	-	-	17,645
Long term duration dividend reserve		56	10	2	68	-	-	-	68
Reserve for policyholder’s profit dividend		2,862	-	-	2,862	-	-	-	2,862
Reserve for losses on dividend insurance contract		1,334	-	-	1,334	-	-	-	1,334
	~~W~~	4,968,014	10,216,180	7,114,340	22,298,534	68,034	297	68,331	22,366,865

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

28.  Liability under insurance contracts (continued)

(f) Reinsurance credit risk as of December 31, 2017 and 2016 are as follows:

		2017
		Reinsurance assets	Reinsurance account receivable
AA- to AA+	~~W~~	1,893	3,420
A- to A+		1,217	3,387
	~~W~~	3,110	6,807

		2016
		Reinsurance assets	Reinsurance account receivable
AA- to AA+	~~W~~	930	2,377
A- to A+		820	1,692
	~~W~~	1,750	4,069

(g) Income or expenses on insurance for the years ended December 31, 2017 and 2016 are as follows:

		2017	2016
Insurance income:
Premium income	~~W~~	4,550,277	4,558,453
Reinsurance income		10,532	6,840
Separate account income		38,999	20,805
		4,599,808	4,586,098
Insurance expenses:
Claims paid		(2,213,285)	(2,007,831)
Reinsurance premium expenses		(13,220)	(8,405)
Provision for policy reserves		(2,147,139)	(2,325,010)
Separate account expenses		(38,999)	(20,805)
Discount charge		(632)	(548)
Acquisition costs		(543,752)	(559,213)
Collection expenses		(15,716)	(15,367)
Deferred acquisition costs		336,851	373,490
Amortization of deferred acquisition costs		(423,955)	(440,913)
		(5,059,847)	(5,004,602)

Net loss on insurance	~~W~~	(460,039)	(418,504)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

28.  Liability under insurance contracts (continued)

(h) Maturity of premium reserve as of December 31, 2017 and 2016 are as follows:

		2017
		Less than 1 year	1 ~ 3 years	3 ~ 7 years	7 ~ 10 years	10 ~ 20 years	More than 20 years	Total
Fixed interest rate	~~W~~	62,611	256,126	646,634	550,935	1,227,656	4,629,667	7,373,629
Interest rate linked		32,364	660,966	1,549,321	384,276	1,359,071	11,968,482	15,954,480
Ending balance	~~W~~	94,975	917,092	2,195,955	935,211	2,586,727	16,598,149	23,328,109

		2016
		Less than 1 year	1 ~ 3 years	3 ~ 7 years	7 ~ 10 years	10 ~ 20 years	More than 20 years	Total
Fixed interest rate	~~W~~	25,096	175,097	549,783	598,030	1,186,510	4,026,275	6,560,791
Interest rate linked		38,828	220,839	1,711,187	469,287	1,227,833	11,067,198	14,735,172
Ending balance	~~W~~	63,924	395,936	2,260,970	1,067,317	2,414,343	15,093,473	21,295,963

(i) Liability adequacy test, LAT

Liability adequacy tests were performed on the premium reserve, unearned premium reserve and guarantee reserve for the contracts held at December 31, 2017 and 2016.  The premium reserve considered the amount net level premium reserve less, where appropriate, deferred acquisition cost in accordance with the article 6-3 of Regulation on Supervision of Insurance Business Act.

The assumptions of the current estimation used to assessment and their basis for calculation was as follows:

Assumptions
	2017	2016	Measurement basis
Discount rate	2.16% ~ 4.94%	2.04% ~ 5.08%	Scenario that adds liquidity premium to risk-free rate scenario is based on the rate scenario suggested by FSS
Mortality rate	6.24% ~ 257.25%	8% ~ 445%	Rate of premium paid on risk premium based on experience-based rate by classes of sales channel, product and transition period of last 5 years
Operating expense rate	Acquisition cost - The first time : 90% ~ 1034.9% - From the second time : 0% ~ 212.9% Maintenance expense (each case): 843 won ~ 3,768 won Collection expenses (on gross premium): 0.03% ~ 1.05%	Acquisition cost - The first time : 90% ~ 975.7% - From the second time : 0% ~ 282.5% Maintenance expense (each case): 214 won ~ 3,026 won Collection expenses (on gross premium): 0.03% ~ 1.03%	Operating expense rate on gross premium or expense per contract based on experience-based rate of last 1 year
Surrender ratio	0.95% ~ 34.08%	1.00% ~ 64.83%	Surrender ratio by classes of sales channel, product and transition period of last 5 years

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

28.  Liability under insurance contracts (continued)

The result of liability adequacy test as of December 31, 2017 and 2016 are as follows:

		2017
		Provisions for test	LAT base	Premium loss (surplus)(*)
Participating:
Fixed interest	~~W~~	582,842	1,351,510	768,668
Variable interest		811,078	854,073	42,995
		1,393,920	2,205,583	811,663
Non- Participating:
Fixed interest		5,374,209	2,083,833	(3,290,376)
Variable interest		13,374,917	9,819,816	(3,555,101)
		18,749,126	11,903,649	(6,845,477)
	~~W~~	20,143,046	14,109,232	(6,033,814)

		2016
		Provisions for test	LAT base	Premium loss (surplus)
Participating:
Fixed interest	~~W~~	571,759	1,375,004	803,245
Variable interest		751,848	697,361	(54,487)
		1,323,607	2,072,365	748,758
Non- Participating:
Fixed interest		4,767,752	3,010,507	(1,757,245)
Variable interest		12,157,477	8,530,948	(3,626,529)
		16,925,229	11,541,455	(5,383,774)
	~~W~~	18,248,836	13,613,820	(4,635,016)

(*) To the extent the premiums are deficient to cover expected future losses at the entity level, an additional reserve is recorded for the premium deficiency.  As of December 31, 2017 and 2016 no additional reserve was required.

Sensitivity analysis as of December 31, 2017 and 2016 are as follows:

		LAT fluctuation
		2017	2016
Discount rate increased by 0.5%	~~W~~	(1,492,528)	(1,643,171)
Discount rate decreased by 0.5%		1,635,133	1,874,896
Operating expense increased by 10%		138,689	176,568
Mortality rate increased by 10%		700,324	723,132
Mortality rate increased by 5%		318,270	354,587
Surrender ratio increased by 10%		326,184	365,768

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

29.  Other liabilities

Other liabilities as of December 31, 2017 and 2016 are as follows:

		2017	2016
Accounts payable	~~W~~	8,524,295	7,258,267
Accrued expenses		3,022,127	2,835,472
Dividend payable		8,345	9,553
Advance receipts		120,724	180,626
Unearned income		402,541	373,895
Withholding value-added tax and other taxes		343,938	338,771
Securities deposit received		911,304	713,417
Foreign exchange remittances pending		223,465	226,927
Domestic exchange remittances pending		1,808,652	980,663
Borrowing from trust account		4,057,649	3,447,078
Due to agencies		607,743	498,943
Deposits for subscription		79,154	46,983
Separate account liabilities		3,213,389	2,999,109
Sundry liabilities		1,930,410	969,010
Other		76,966	55,896
Present value discount account		(17,929)	(17,463)
	~~W~~	25,312,773	20,917,147

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

30.  Equity

(a) Equity as of December 31, 2017 and 2016 are as follows:

		2017	2016
Capital stock:
Common stock	~~W~~	2,370,998	2,370,998
Preferred stock		274,055	274,055
		2,645,053	2,645,053

Hybrid bond		423,921	498,316

Capital surplus:
Share premium		9,494,769	9,494,769
Others		392,566	392,566
		9,887,335	9,887,335

Capital adjustments		(398,035)	(458,461)

Accumulated other comprehensive income, net of tax:
Valuation gain on available-for-sale financial assets		72,126	394,183
Equity in other comprehensive income of associates		(294)	21,258
Foreign currency translation adjustments for foreign operations		(345,199)	(151,726)
Net gain(loss) from cash flow hedges		2,440	(13,464)
Other comprehensive income(loss) of separate account		(4,812)	4,466
Actuarial losses		(253,995)	(357,300)
		(529,734)	(102,583)

Retained earnings(*1)		20,790,599	18,640,038

Non-controlling interest(*2)		883,397	635,282
	~~W~~	33,702,536	31,744,980

(*1) Restriction on appropriation of retained earnings is as follows:

1)	Legal reserve of ~~W~~1,992,716 million and ~~W~~1,845,691 million as of December 31, 2017 and 2016, respectively.
2)	Regulatory reserve for loan loss of ~~W~~5,953 million and ~~W~~9,144 million as of December 31, 2017 and 2016, respectively.
3)	Retained earnings restricted for dividend at subsidiaries level pursuant to law and regulations amounts to ~~W~~5,658,334 million as of December 31, 2017

(*2) The hybrid bonds of ~~W~~718,775 million and ~~W~~469,393 million issued by Shinhan Bank and Jeju Bank were attributed to non-controlling interests as of December 31, 2017 and 2016, respectively.  Dividends to those hybrid bonds of ~~W~~30,442 million and ~~W~~45,691 million were attributed to non-controlling interests as of December 31, 2017 and 2016, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

30.  Equity (continued)

(b) Capital stock

i) Capital stock of the Group as of December 31, 2017 and 2016 are as follows:

Number of authorized shares		1,000,000,000
Par value per share in won	~~W~~	5,000
Number of issued common stocks outstanding		474,199,587

(c) Hybrid bond

Hybrid bond classified as other equity as of December 31, 2017 and 2016 are as follows:

Issue date	Maturity date	Interest rate (%)		2017	2016
May 22, 2012	May 22, 2042	5.34	~~W~~	-	298,861
June 25, 2015	June 25, 2045	4.38		199,455	199,455
September 15, 2017	-	3.77		134,683	-
September 15, 2017	-	4.25		89,783	-
			~~W~~	423,921	498,316

The hybrid bonds above can be repaid early after 5 or 10 years from the date of issuance, and the Group has an unconditional right to extend the maturity under the same condition.  In addition, if no dividend is to be paid for common shares, the agreed interest is also not paid. On May 22, 2017, the Group exercised the early redemption right and redeemed all the hybrid bonds issued on May 22, 2012.

(d) Capital adjustments

Changes in capital adjustments for the years ended December 31, 2017 and 2016 are as follows:

		2017	2016
Beginning balance	~~W~~	(458,461)	(423,536)
Transaction on redemption of hybrid bonds		(1,139)	(1,418)
Other transactions with owners		61,565	(33,507)
Ending balance	~~W~~	(398,035)	(458,461)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

30.  Equity (continued)

(e) Accumulated other comprehensive income

i) Changes in accumulated other comprehensive income for the years ended December 31, 2017 and 2016 are as follows:

		2017
		Items that are or may be reclassified to profit or loss					Items that will never be reclassified to profit or loss	Total
		Unrealized gain (loss) on available-for-sale financial assets	Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Net loss from cash flow hedges	Other comprehensive income of separate account	Remeasurements of the defined benefit plans
Beginning balance	~~W~~	394,182	21,258	(151,725)	(13,464)	4,466	(357,300)	(102,583)
Change due to fair value		(60,397)	(24,886)	-	-	(12,529)	-	(97,812)
Reclassification:
Change due to impairment or disposal		(346,126)	-	-	-	-	-	(346,126)
Effect of hedge accounting		-	-	-	250,875	-	-	250,875
Hedging		1,241	-	97,353	(229,747)	-	-	(131,153)
Effects from exchange rate fluctuations		(28,553)	-	(276,285)	-	-	-	(304,838)
Remeasurements of the defined benefit plans		-	-	-	-	-	121,735	121,735
Transfer to other account		-	(414)	-	-	-	-	(414)
Deferred income taxes		110,708	3,748	(15,240)	(5,224)	3,251	(18,210)	79,033
Non-controlling interests		1,071	-	698	-	-	(220)	1,549
Ending balance	~~W~~	72,126	(294)	(345,199)	2,440	(4,812)	(253,995)	(529,734)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

30.  Equity (continued)

		2016
		Items that are or may be reclassified to profit or loss					Items that will never be reclassified to profit or loss	Total
		Unrealized gain (loss) on available-for-sale financial assets	Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Net loss from cash flow hedges	Other comprehensive income of separate account	Remeasurements of the defined benefit plans
Beginning balance	~~W~~	826,712	18,569	(163,737)	(12,202)	8,795	(373,366)	304,771
Change due to fair value		(123,415)	1,813	-	-	(5,712)	-	(127,314)
Reclassification:
Change due to impairment or disposal		(445,040)	-	-	-	-	-	(445,040)
Effect of hedge accounting		-	-	-	(44,348)	-	-	(44,348)
Hedging		2,289	-	(54,393)	42,683	-	-	(9,421)
Effects from exchange rate fluctuations		(1,395)	-	52,936	-	-	-	51,541
Remeasurements of the defined benefit plans		-	-	-	-	-	20,513	20,513
Deferred income taxes		133,904	876	13,560	403	1,383	(4,845)	145,281
Non-controlling Interests		1,127	-	(91)	-	-	398	1,434
Ending balance	~~W~~	394,182	21,258	(151,725)	(13,464)	4,466	(357,300)	(102,583)

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

30.  Equity (continued)

(f) Appropriation of retained earnings

Statements of appropriation of retained earnings for the years ended December 31, 2017 and 2016 are as follows:

		2017	2016
Unappropriated retained earnings:
Balance at beginning of year	~~W~~	4,896,292	5,422,880
Redemption of preferred stock		-	(1,125,906)
Dividend to hybrid bonds		(17,678)	(36,091)
Net income		754,727	1,470,250
		5,633,341	5,731,133
Reversal of regulatory reserve for loan losses		-	3,191
		5,633,341	5,734,324

Appropriation of retained earnings:
Legal reserve		75,473	147,025
Dividends
Dividends on common stocks paid		687,589	687,589
Regulatory reserve for loan losses		1,619	-
Voluntary reserve (loss compensation reserve)		-	2,000
Loss on redemption of hybrid bonds		1,139	1,418
		765,820	838,032
Unappropriated retained earnings to be carried over to subsequent year	~~W~~	4,867,521	4,896,292

Date of appropriation:		March 22, 2018	March 23, 2017

These statements of appropriation of retained earnings were based on the separate financial statements of Shinhan Finance Group.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won, except per share data)

30.  Equity (continued)

(g) Regulatory reserve for loan loss

In accordance with Regulations for the Supervision of Financial Institutions, the Group reserves the difference between allowance for credit losses by K-IFRS and by Regulations for the Supervision of Financial Institutions at the account of regulatory reserve for loan losses.

i) Changes in regulatory reserve for loan losses including non-controlling interests for the years ended December 31, 2017 and 2016 were as follows:

		2017	2016
Beginning balance	~~W~~	2,252,771	2,192,635
Planned regulatory reserve for (reversal of) loan losses		632,247	60,136
Ending balance	~~W~~	2,885,018	2,252,771

ii) Profit attributable to equity holders of Shinhan Financial Group and earnings per share after factoring in regulatory reserve for loan losses for the years ended December 31, 2017 and 2016 are as follows:

		2017	2016
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	2,917,735	2,774,778
Provision for regulatory reserve for loan losses		(631,578)	(58,537)
Profit attributable to equity holders of Shinhan Financial Group adjusted for regulatory reserve	~~W~~	2,286,157	2,716,241
Basic and diluted earnings per share adjusted for regulatory reserve in won(*)		4,784	5,612

(*) Dividends for preferred stocks and hybrid bonds are deducted.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won, except per share data)

31.  Dividends

(a) Details of dividends recognized as distributions to common stockholders for the years ended December 31, 2017 and 2016 are as follows:

		2017	2016
Total number of shares issued and outstanding	~~W~~	474,199,587	474,199,587
Par value per share in won		5,000	5,000
Dividend per share in won		1,450	1,450
Dividends(*)	~~W~~	687,589	687,589
Dividend rate per share	%	29.0	29.0

(*) The amounts are proposed or declared dividends before the financial statements were authorized for issue but not recognized as a distribution to owners during the year.

(b) Dividend for hybrid bond was calculated as follows for the years ended December 31, 2017 and 2016:

		2017	2016
Amount of hybrid bond	~~W~~	425,000	500,000
Interest rate	%	3.77~4.38	4.38~5.80
Dividend(*)	~~W~~	17,678	36,091

(*) The dividends to hybrid bonds that were early redeemed during the period are included.

.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

32.  Net interest income

Net interest income for the years ended December 31, 2017 and 2016 are as follows:

		2017	2016
Interest income:
Cash and due from banks	~~W~~	167,793	185,534
Trading assets		489,836	454,274
Financial assets designated at fair value through profit or loss		57,899	43,398
Available-for-sale financial assets		671,912	632,829
Held-to-maturity financial assets		651,107	561,823
Loans		9,673,635	9,230,303
Others		86,472	128,141
		11,798,654	11,236,302
Interest expense:
Deposits		(2,482,415)	(2,586,742)
Borrowings		(352,069)	(300,759)
Debt securities issued		(1,085,366)	(1,085,830)
Others		(35,851)	(57,605)
		(3,955,701)	(4,030,936)

Net interest income	~~W~~	7,842,953	7,205,366

33.  Net fees and commission income

Net fees and commission income for the years ended December 31, 2017 and 2016 are as follows:

		2017	2016
Fees and commission income:
Credit placement fees	~~W~~	59,133	74,352
Commission received as electronic charge receipt		142,755	137,213
Brokerage fees		373,108	333,722
Commission received as agency		129,460	131,026
Investment banking fees		66,191	66,150
Commission received in foreign exchange activities		197,705	182,975
Asset management fees		190,802	115,574
Credit card fees		2,369,745	2,343,255
Others		516,056	419,329
		4,044,955	3,803,596
Fees and commission expense:
Credit-related fee		(35,665)	(32,401)
Credit card fees		(1,988,826)	(1,899,339)
Others		(309,510)	(306,317)
		(2,334,001)	(2,238,057)

Net fees and commission income	~~W~~	1,710,954	1,565,539

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

34.  Dividend income

Dividend income for the years ended December 31, 2017 and 2016 are as follows:

		2017	2016
Trading assets	~~W~~	57,615	50,805
Available-for-sale financial assets		199,691	230,818
	~~W~~	257,306	281,623

35. Net trading income (loss)

Net trading income (loss) for the years ended December 31, 2017 and 2016 are as follows:

		2017	2016
Trading assets:
Debt securities
Loss on valuation	~~W~~	(90,442)	(47,017)
Loss on sale		(93,528)	(1,933)
		(183,970)	(48,950)
Equity securities
Gain on valuation		187,442	161,234
Gain on sale		128,118	70,603
		315,560	231,837
Other
Gain on valuation		5,782	18,336

Trading liabilities:
Securities sold
Loss on valuation		(138,134)	(121,262)
Gain (loss) on disposition		(20,610)	5,174
		(158,744)	(116,088)
Other
Gain (loss) on valuation		260	(61,321)
Gain on disposition		2,440	2,589
		2,700	(58,732)

Derivatives:
Gain on valuation		369,225	1,667
Gain on transaction		612,670	341,440
		981,895	343,107
	~~W~~	963,223	369,510

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

36.  Net gain (loss) on financial instruments designated at fair value through profit or loss

Net gain (loss) on financial instruments designated at fair value through profit or loss for the years ended December 31, 2017 and 2016 are as follows:

		2017	2016
Financial assets designated at fair value through profit or loss:
Other securities
Gain on valuation	~~W~~	13,020	11,798
Debt securities
Gain (loss) on valuation		(65,475)	20,498
Gain on sale and redemption		11,673	16,625
		(53,802)	37,123
Equity securities
Dividend income		51	185
Loss on valuation		(78,633)	(5,664)
Gain on sale		5,622	5,747
		(72,960)	268
Financial liabilities designated at fair value through profit or loss:
Other securities
Loss on valuation		-	(97)
Loss on disposal and redemption		(43)	(109)
		(43)	(206)
Borrowings
Loss on valuation		(100,685)	(174,348)
Loss on disposal and redemption		(845,356)	(376,590)
		(946,041)	(550,938)
	~~W~~	(1,059,826)	(501,955)

37.  Net impairment loss on financial assets

Net impairment loss on financial assets for the years ended December 31, 2017 and 2016 are as follows:

		2017	2016
Impairment losses on:
Loans	~~W~~	(800,928)	(1,102,781)
Available-for-sale financial assets		(202,360)	(96,381)
Other financial assets		(15,672)	(4,851)
		(1,018,960)	(1,204,013)
Reversal of impairment losses on:
Available-for-sale financial assets		4,061	8,350
	~~W~~	(1,014,899)	(1,195,663)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

38.  General and administrative expenses

General and administrative expenses for the years ended December 31, 2017 and 2016 are as follows:

		2017	2016
Employee benefits:
Salaries	~~W~~	2,668,224	2,515,492
Severance benefits:
Defined contribution		21,040	22,007
Defined benefit		173,080	181,703
Termination benefits		285,158	106,833
		3,147,502	2,826,035

Rent		336,124	340,504
Entertainment		29,039	31,409
Depreciation		173,541	177,405
Amortization		66,860	74,222
Taxes and dues		165,689	164,177
Advertising		271,819	292,552
Research		14,093	14,070
Others		606,531	588,201
	~~W~~	4,811,198	4,508,575

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won, except per share data)

39.  Share-based payments

(a) Stock options granted as of December 31, 2017 are as follows:

	4th grant(*1)	5th grant(*1)	6th grant(*1)	7th grant(*1)(*2)

Grant date	March 30, 2005	March 21, 2006	March 20, 2007	March 19, 2008

Exercise price in won	~~W~~28,006	~~W~~38,829	~~W~~54,560	~~W~~49,053

Number of shares granted	2,695,200	3,296,200	1,301,050	808,700

Options expiry dates	August 30, 2018	August 21, 2019	August 19, 2020	May 17, 2021 /September 17, 2021

Changes in number of shares granted:
Balance at January 1, 2017	102,389	108,356	58,764	45,628
Exercised	(99,889)	(105,856)	-	-
Balance at December 31, 2017	2,500	2,500	58,764	45,628

Fair value per share in won	~~W~~21,394	~~W~~10,571	~~W~~3,154	~~W~~5,401 (Expiration of contractual exercise period : May 17, 2021) ~~W~~5,536 (Expiration of contractual exercise period : Sep 17, 2021)

(*1) The equity instruments granted are fully vested as of December 31, 2017.  The weighted average exercise price in won for 109,392 stock options outstanding at December 31, 2017 is ~~W~~51,297.

(*2) As of December 31, 2017, the exercise of the remaining for 9,466 stock options (7th grant) was temporarily suspended.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won, except per share data)

39.  Share-based payments (continued)

(b) Performance shares granted as of December 31, 2017 are as follows:

	Expired	Not expired
Type	Cash-settled share-based payment

Performance conditions	Increase rate of the stock price and achievement of target ROE

Operating period(*)	4 or 5 years

Estimated number of shares vested at December 31, 2017	273,541	1,165,525

Fair value per share in won	~~W~~45,926, ~~W~~47,376, ~~W~~40,889, ~~W~~45,766 and ~~W~~49,405	~~W~~49,400

(*) Four-year period is applied from the beginning of the year that the grant date belongs while five-year period for the shares with deferred payment.

The amount of cash payment for the Group’s cash-settled share-based payment arrangements with performance conditions is determined at the fourth anniversary date from the grant date based on the share price which is an arithmetic mean of weighted average share prices of the past two-months, past one-month and past one-week.  Share price to be paid in the future is evaluated using the share price as of the end of the reporting period.  For share-based payment transactions among the Group, Shinhan Financial Group receiving the services shall measure the services received as a cash-settled and the subsidiaries measure as an equity-settled share-based payment transaction, respectively.

.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

39.  Share-based payments (continued)

(c) Share-based compensation costs for the years ended December 31, 2017 and 2016 are as follows:

		2017
		Employees of
		The controlling company	The subsidiaries	Total
Stock options granted:
4th	~~W~~	67	413	480
5th		48	757	805
6th		26	159	185
7th		83	120	203
Performance shares		1,782	15,717	17,499
	~~W~~	2,006	17,166	19,172

		2016
		Employees of
		The controlling company	The subsidiaries	Total
Stock options granted:
4th	~~W~~	51	533	584
5th		36	582	618
6th		-	-	-
7th		-	-	-
Performance shares		2,890	23,845	26,735
	~~W~~	2,977	24,960	27,937

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

39.  Share-based payments (continued)

(d) Accrued expenses and the intrinsic value as of December 31, 2017 and 2016 are as follows:

		2017
		Employees of
		The controlling company	The subsidiaries	Total
Stock options granted:
4th	~~W~~	-	54	54
5th		-	26	26
6th		26	159	185
7th		83	120	203
Performance shares		8,286	62,769	71,055
	~~W~~	8,395	63,128	71,523

The intrinsic value of share-based payments is ~~W~~71,151 million as of December 31, 2017.  For calculating, the quoted market price ~~W~~49,400 per share was used for stock options and the fair value was considered as intrinsic value for performance shares, respectively.

		2016
		Employees of
		The controlling company	The subsidiaries	Total
Stock options granted:
4th	~~W~~	155	1,611	1,766
5th		41	655	696
6th		-	-	-
7th		-	-	-
Performance shares		7,433	57,638	65,071
	~~W~~	7,629	59,904	67,533

The intrinsic value of share-based payments is ~~W~~67,533 million as of December 31, 2016.  For calculating, the quoted market price ~~W~~45,250 per share was used for stock options and the fair value was considered as intrinsic value for performance shares, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

40.  Net other operating expense

Other operating income and other operating expense for the years ended December 31, 2017 and 2016 are as follows:

		2017	2016
Other operating income
Gain on sale of assets:
Loans	~~W~~	50,707	69,002
Others:
Gain on hedged items		634,695	392,913
Reversal of allowance for acceptances and guarantee		-	4,046
Gain on trust account		14	3,379
Gain on other allowance		306,730	30,419
Others		82,375	47,556
		1,023,814	478,313
		1,074,521	547,315
Other operating expense
Loss on sale of assets:
Loans		(8,394)	(11,021)
Others:
Loss on hedged items		(629,754)	(451,728)
Contribution		(252,419)	(252,178)
Loss on allowance for acceptances and guarantee		(2,548)	(7,933)
Loss on other allowance		(31,931)	(84,048)
Depreciation of operating lease assets		(12,943)	(8,315)
Others		(599,524)	(530,003)
		(1,529,119)	(1,334,205)
		(1,537,513)	(1,345,226)
Net other operating expenses	~~W~~	(462,992)	(797,911)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

41.  Net other non-operating income

Other non-operating income and other non-operating expense for the years ended December 31, 2017 and 2016 are as follows:

		2017	2016
Other non-operating income
Gain on sale of assets:
Property and equipment	~~W~~	5,278	3,343
Investment property		219	2,668
Gain on disposition of assets held for sale		22,748	-
Lease assets		605	272
Others		125	95
		28,975	6,378
Gain on sale of Investments in associates		8,891	5,218
Others:
Rental income on investment property		33,023	27,852
Reversal of impairment losses on intangible asset		91	301
Gain from assets contributed		1,067	53
Others		67,535	104,563
		101,716	132,769
		139,582	144,365
Other non-operating expense
Loss on sale of assets:
Property and equipment		(2,642)	(2,811)
Investment property		(1,627)	(248)
Lease assets		(1,282)	(2,429)
Others		(149)	(118)
		(5,700)	(5,606)
Loss on sale of investments in associates		(1,332)	(3,315)
Impairment loss on investments in associates		(144)	(7,339)
		(1,476)	(10,654)
Others:
Donations		(140,243)	(19,367)
Depreciation of investment properties		(16,095)	(19,588)
Impaired loss on property and equipment		(16)	(2,204)
Impaired loss on intangible assets		(271)	(3,411)
Write-off of intangible assets		(1,210)	(966)
Collecting of written-off expenses		(7,162)	(4,379)
Others		(20,220)	(26,355)
		(185,217)	(76,270)
		(192,393)	(92,530)
Net other non-operating income (loss)	~~W~~	(52,811)	51,835

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

42.  Income tax expense

(a) Income tax expense for the years ended December 31, 2017 and 2016 are as follows:

		2017	2016
Current income tax expense	~~W~~	749,648	718,757
Adjustment for prior periods		(23,265)	(36,372)
Temporary differences		46,198	(480,280)
Income tax recognized in other comprehensive income		75,552	143,448
Income tax expenses	~~W~~	848,133	345,553

(b) Income tax expense calculated by multiplying net income before tax with the tax rate for the years ended December 31, 2017 and 2016 are as follows:

		2017	2016
Profit before income taxes	~~W~~	3,796,257	3,170,472

Income taxes at statutory tax rates		917,476	765,395
Adjustments:
Non-taxable income		(10,614)	(30,839)
Non-deductible expense		12,772	18,786
Tax credit		(195)	(401)
Recognition of deferred tax assets related to expired unused tax losses (see note 42 (c)(*2))		-	(357,307)
Changes in deferred tax due to change in tax rate		(72,985)	-
Other		24,944	(13,709)
Refund due to adjustments of prior year tax returns		(23,265)	(36,372)
Income tax expense	~~W~~	848,133	345,553

Effective tax rate	%	22.34	10.90

The statutory tax rate in Korea was amended in 2017 and will be effective from 2018 as listed below.

Taxable income	Tax Rate
	2017	Thereafter
~~W~~200 million or below	11.0%	11.0%
Below ~~W~~20 billion	22.0%	22.0%
Below ~~W~~300 billion	24.2%	24.2%
~~W~~300 million or above(*)	24.2%	27.5%

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

42.  Income tax expense (continued)

(c) Deferred tax expenses by origination and reversal of deferred assets and liabilities and temporary differences for the years ended December 31, 2017 and 2016 are as follows:

		2017
		Beginning balance	Profit or loss	Other comprehensive income	Ending Balance(*1)
Unearned income	~~W~~	(139,234)	(62,835)	-	(202,069)
Account receivable		(11,493)	(7,774)	-	(19,267)
Trading assets		(33,424)	44,841	-	11,417
Available-for-sale		86,897	71,198	110,405	274,500
Investment in associates		20,112	1,062	3,748	24,922
Valuation and depreciation of property and equipment		(146,860)	(16,452)	-	(163,312)
Derivative asset (liability)		125,233	(197,253)	(5,224)	(77,244)
Deposits		18,162	9,742	-	27,904
Accrued expenses		108,700	62,610	-	171,310
Defined benefit obligation		378,400	50,410	(20,544)	408,266
Plan assets		(313,708)	(100,624)	2,396	(411,936)
Other provisions		221,749	(46,132)	-	175,617
Allowance for acceptances and guarantees		19,530	3,608	-	23,138
Allowance related to asset revaluation		(46,977)	(5,909)	-	(52,886)
Allowance for expensing depreciation		(521)	(8)	-	(529)
Deemed dividend		1,378	3,939	-	5,317
Accrued contributions		8,764	3,140	-	11,904
Financial instruments designated at fair value through profit of loss		(58,885)	52,397	-	(6,488)
Allowances		94,554	(70,201)	-	24,353
Fictitious dividend		4,833	157	-	4,990
Liability under insurance contracts		13,104	5,001	-	18,105
Deficit carried over		-	1,505	-	1,505
Other		(77,198)	49,675	(15,230)	(42,753)
		273,116	(141,903)	75,551	206,764
Expired unused tax losses:
Extinguishment of deposit and insurance liabilities		357,307	18,500	-	375,807
	~~W~~	630,423	(123,403)	75,551	582,571

(*1) Deferred tax assets from overseas subsidiaries were decreased by ~~W~~1,654 million due to foreign exchange rate movements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

42.  Income tax expense (continued)

(c) Deferred tax expenses by origination and reversal of deferred assets and liabilities and temporary differences for the years ended December 31, 2017 and 2016 are as follows, continued :

		2016
		Beginning balance	Profit or loss	Other comprehensive income/Other	Ending Balance(*1)
Unearned income	~~W~~	(138,541)	(693)	-	(139,234)
Account receivable		(13,203)	1,710	-	(11,493)
Trading assets		(59,232)	25,808	-	(33,424)
Available-for-sale		90,904	(137,598)	133,591	86,897
Investment in associates		3,021	16,215	876	20,112
Valuation and depreciation of property and equipment		(154,151)	7,291	-	(146,860)
Derivative asset (liability)		190,834	(66,004)	403	125,233
Deposits		15,412	2,750	-	18,162
Accrued expenses		95,278	13,422	-	108,700
Defined benefit obligation		350,047	34,510	(6,157)	378,400
Plan assets		(308,455)	(6,426)	1,173	(313,708)
Other provisions		203,360	18,389	-	221,749
Allowance for acceptances and guarantees		20,074	(544)	-	19,530
Allowance related to asset revaluation		(46,988)	11	-	(46,977)
Allowance for expensing depreciation		(578)	57	-	(521)
Deemed dividend		1,582	(204)	-	1,378
Accrued contributions		11,261	(2,497)	-	8,764
Financial instruments designated at fair value through profit of loss		(159,839)	100,954	-	(58,885)
Allowances		75,515	19,039	-	94,554
Fictitious dividend		5,101	(268)	-	4,833
Liability under insurance contracts		10,238	2,866	-	13,104
Other		(43,851)	(46,909)	13,562	(77,198)
		147,789	(18,121)	143,448	273,116
Expired unused tax losses:
Extinguishment of deposit and insurance liabilities(*2)		-	357,307	-	357,307
	~~W~~	147,789	339,186	143,448	630,423

(*1) Deferred tax assets from overseas subsidiaries were decreased by ~~W~~1,954 million due to foreign exchange rate movements.

(*2) The Group did not previously recognized the deferred tax asset relating to the expired unused tax losses as the utilization of the expired unused tax losses had been assessed remote.  In 2016, based on the new tax interpretation issued by Korea National Tax Service which allows utilization of expired unused tax losses against extinguishment of deposit and insurance liabilities and the relating recent tax refund, the Group recognized the deferred tax asset after factoring in future taxable profits and the expected future extinguishment of deposit and insurance liabilities.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

42.  Income tax expense (continued)

(d) Deferred tax assets and liabilities that were directly charged or credited to equity for the years ended December 31, 2017 and 2016 are as follows:

		January 1, 2017		Changes		December 31, 2017
		OCI(*2)	Tax effect	OCI(*2)	Tax effect	OCI(*2)	Tax effect
Valuation gain (loss) on available-for-sale financial assets	~~W~~	524,335	(130,153)	(432,461)	110,405	91,874	(19,748)
Foreign currency translation adjustments for foreign operations		(141,815)	(9,910)	(178,244)	(15,230)	(320,059)	(25,140)
Gain (loss) on cash flow hedge		(17,763)	4,299	21,128	(5,224)	3,365	(925)
Equity in other comprehensive income of associates		22,559	(1,301)	(25,300)	3,748	(2,741)	2,447
The accumulated other comprehensive income in separate account(*1)		5,891	(1,425)	(12,529)	3,251	(6,638)	1,826
Remeasurements of the defined benefit liability		(471,141)	113,841	121,451	(18,146)	(349,690)	95,695
Income tax charged or credited directly to equity	~~W~~	(77,934)	(24,649)	(505,955)	78,804	(583,889)	54,155

		January 1, 2016		Changes		December 31, 2016
		OCI(*2)	Tax effect	OCI(*2)	Tax effect	OCI(*2)	Tax effect
Valuation gain (loss) on available-for-sale financial assets	~~W~~	1,090,456	(263,744)	(566,121)	133,591	524,335	(130,153)
Foreign currency translation adjustments for foreign operations		(140,265)	(23,472)	(1,550)	13,562	(141,815)	(9,910)
Gain (loss) on cash flow hedge		(16,098)	3,896	(1,665)	403	(17,763)	4,299
Equity in other comprehensive income of associates		20,746	(2,177)	1,813	876	22,559	(1,301)
The accumulated other comprehensive income in separate account(*1)		11,603	(2,808)	(5,712)	1,383	5,891	(1,425)
Remeasurements of the defined benefit liability		(492,191)	118,825	21,050	(4,984)	(471,141)	113,841
Income tax charged or credited directly to equity	~~W~~	474,251	(169,480)	(552,185)	144,831	(77,934)	(24,649)

(*1) Deferred tax effects, which are originated from the accumulated other comprehensive income in separate account, were included in the other assets of separate account's financial statement.

(*2) OCI : Other Comprehensive Income

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

42.  Income tax expense (continued)

(e) The amount of deductible temporary differences, unused tax losses, and unused tax credits that are not recognized as deferred tax assets as of December 31, 2017 and 2016 are as follows:

		2017	2016
Tax loss carry forward(*)	~~W~~	99,449	99,449

(*) At the end of reporting date, the expected extinctive date of tax loss carry forward and tax credits carry forward that are not recognized as deferred tax assets are as follows:

		1 year or less	1-2 years	2-3 years	More than 3 years
Tax loss carry forward	~~W~~	-	99,449	-	-

(f) The amount of temporary difference regarding investment in subsidiaries that are not recognized as deferred tax liabilities as of December 31, 2017 and 2016 are as follows:

		2017	2016
Investment in associates	~~W~~	(280,957)	(283,161)

(g) The Group set off a deferred tax asset against a deferred tax liability of the same taxable entity if, and only if, they relate to income taxes levied by the same taxation authority and the entity has a legally enforceable right to set off current tax assets against current tax liabilities.  Deferred tax assets and liabilities presented on a gross basis prior to any offsetting as of December 31, 2017 and 2016 are as follows:

		2017	2016
Deferred tax assets	~~W~~	659,594	701,482
Deferred tax liabilities		(77,023)	(71,059)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won, except per share data)

43.  Earnings per share

Basic and diluted earnings per share for the years ended December 31, 2017 and 2016 are as follows:

		2017	2016
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	2,917,735	2,774,778
Less:
Dividends on preferred stock(*)		-	18,836
Dividends to hybrid bond		17,678	36,091
		17,678	54,927
Net profit available for common stock	~~W~~	2,900,057	2,719,851

Weighted average number of common shares outstanding		474,199,587	474,199,587

Basic and diluted earnings per share in won	~~W~~	6,116	5,736

(*) The amount of 2016 is the additionally paid amount based on the contractual dividend rate for the period from the beginning of the period to the day before the redemption date according to the redemption conditions of the redeemable preferred stocks.

44.  Commitments and contingencies

(a) Guarantees, acceptances and credit commitments as of December 31, 2017 and 2016 are as follows:

		2017	2016
Guarantees:
Guarantee outstanding	~~W~~	7,611,211	9,324,734
Contingent guarantees		3,259,613	2,997,553
		10,870,824	12,322,287
Commitments to extend credit:
Loan commitments in won		54,827,918	54,077,528
Loan commitments in foreign currency		18,992,984	20,464,242
ABS and ABCP commitments(*)		2,035,543	2,060,089
Others		3,021,513	1,362,433
		78,877,958	77,964,292
Endorsed bills:
Secured endorsed bills		85,456	32,187
Unsecured endorsed bills		7,810,788	8,822,654
		7,896,244	8,854,841
Loans sold under repurchase agreement		2,099	2,099
	~~W~~	97,647,125	99,143,519

(*) The Group consolidates a structured entity when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to most significantly affect those returns through its power over the structured entity based on the terms in the agreement relating to the establishment of the structured entity.  The structured entities are established to buy assets from originators and issue asset-backed securities in order to facilitate the originators’ funding activities and enhance their financial soundness.  The Group is involved in the securitization vehicles by purchasing or committing to purchase the asset-backed securities issued and/or providing other forms of credit enhancement.  As the non-controlling interests in the structured entities are presented as liabilities in the consolidated statement of financial position of the Group, the Group does not recognize non-controlling interests for the consolidated structured entities.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

44.  Commitments and contingencies (continued)

(b) Legal contingencies

The Group’s pending lawsuits as a defendant for the years ended December 31, 2017 are as follows:

Case	Number of claim	Descriptions		Claim amount

Demands on stock return	1	The Medison stock sales contract made between the plaintiff and PEF has been discharged or cancelled. The plaintiff is demanding the return of Medison stocks based on the invalidity of the stock sales contract and the invalidity of option contracts and revised option contracts stated within the stock sales contract.	~~w~~	7,500

Lehman Brothers Special Financing Inc(LBSF)	1	A plaintiff, Lehman Brothers has claimed that the CDO investment that had been returned to the Group after bankruptcy should be returned to the Lehman Brothers. Because it was contrary to US bankruptcy law. While in internal discussion for arbitral proceeding and settlement with Leman Brothers, defendants including the Group have won the first trial and have currently denied to pay claim amount. Further action will be considered depending on the effects of the arbitration and the possibility of winning the second trial.		12,857

Payment Guarantee	1	The plaintiff filed claims against the Group for guarantee deposit of receivable-backed ABL of KT ENS. The case are currently pending in its second appeal.		12,866

Others	172	Compensation for a loss claim, etc.		91,145
	175		~~w~~	124,368

As of December 31, 2017, the Group recorded ~~W~~32,650 million as provisions and ~~W~~1,120 million as liabilities under insurance contracts with respect to these lawsuits. In respect of a claim for Lehman Brothers Special Financing Inc (LBSF) above the Group recognised a provision of ~~W~~5,352 million and in respect of others the Group recognised a provision of ~~W~~27,298.  Additional losses might be incurred from these legal actions, but the result of such the lawsuits cannot be predicted. The management believes that the result of the lawsuits would not have significant impact on the financial position.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

45.  Statement of cash flows

(a) Cash and cash equivalents in the consolidated statements of cash flows as of December 31, 2017 and 2016 are as follows:

		2017	2016
Cash and due from banks	~~W~~	22,682,652	19,196,875
Adjustments:
Due from financial institutions with a maturity over three months from date of acquisition		(3,010,471)	(4,458,286)
Restricted due from banks		(13,435,531)	(9,106,053)
	~~W~~	6,236,650	5,632,536

(b) Significant non-cash activities for the years ended December 31, 2017 and 2016 are as follows:

		2017	2016
Debt-equity swap	~~W~~	32,530	32,229
Transfers from construction-in-progress to property and equipment		14,285	15,405
Transfers between property and equipment and investment property		91,782	10,898
Transfers between assets held for sale to property and equipment		5,336	411
Transfers between investment property and assets held for sale		6,306	2,200

(c) Changes in assets and liabilities arising from financing activities for the year ended December 31, 2017 are as follows:

		2017
		Assets	Liabilities
		Derivative assets	Derivative liabilities	Borrowings	Debentures	Total
Balance at January 1, 2017	~~W~~	153,343	12,276	25,294,241	44,326,785	69,633,302
Changes from cash flows		48,500	10,211	3,047,844	7,784,142	10,842,197
Changes from non-cash flows						-
Amortization of discount on borrowings and debentures		-	-	1,480	16,126	17,606
Changes in foreign currency exchange rate		-	-	(22,850)	(635,836)	(658,686)
Others		(197,875)	128,819	(734,105)	(150,396)	(755,682)
Balance at December 31, 2017	~~W~~	3,968	151,306	27,586,610	51,340,821	79,078,737

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

46.  Related parties

Intra-group balances, and income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements.

(a) Significant balances with the related parties as of December 31, 2017 and 2016 are as follows:

Related party	Account		2017	2016
Investments in associates:
Aju Capital Co., Ltd.	Trading assets	~~W~~	-	49,990
〃	Loans		-	210,000
〃	Credit card loans		-	1,922
〃	Allowances		-	(627)
〃	Deposits		-	692
〃	Provisions		-	73
Pohang TechnoPark2PFV	Deposits		-	14,658
BNP Paribas Cardif Life Insurance	Credit card loans		191	127
〃	Other assets		9,868	112
〃	Allowances		(4)	(1)
〃	Accrued expenses		-	29
〃	Deposits		446	353
〃	Provisions		2	1
JAEYOUNG SOLUTEC CO., LTD.	Loans		14,847	14,356
〃	Allowances		(124)	(70)
〃	Credit card loans		33	42
〃	Deposits		2,659	7,638
〃	Provisions		4	7
Partners 4th Growth Investment Fund	Deposits		2,076	2,160
BNP Paribas Cardif General Insurance	Credit card loans		29	44
〃	Allowances		(1)	(1)
〃	Deposits		221	13
Shinhan Praxis K-Growth Global Private Equity Fund	Other assets		174	175
Dream High Fund Ⅲ	Deposits		3	1
Midas Dong-A Snowball Venture Fund	Deposits		220	427
IBKS-Shinhan Creative Economy New Technology Fund	Accounts receivable		-	12
〃	Deposits		78	1,751
EQP Global Energy Infrastructure Private Equity Fund	Deposits		-	1
Albatross Growth Fund	Accounts receivable		-	326
Credian Healthcare Private Equity Fund II	Deposits		26	7
Midas Dong-A Snowball Venture Fund 2	Deposits		239	242
IBKS-Shinhan Creative Economy New Technology Fund Ⅱ	Accounts receivable		-	8
〃	Deposits		76	179
PSA 1st Fintech Private Equity Fund	Deposits		-	525
Eum Private Equity Fund No.3	Deposits		65	80
Semantic	Credit card loans		-	1
〃	Allowances		-	(1)
Branbuil CO., LTD.	Loans		-	15
〃	Credit card loans		-	3
〃	Allowances		-	(1)
〃	Deposits		55	28

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

46.  Related parties (continued)

Related party	Account		2017	2016
SHBNPP Private Korea Equity Long-Short Professional Feeder	Other assets	~~W~~	97	175
SHBNPP Private Multi Strategy Professional Feeder No.1	Other assets		-	43
Shinhan Global Healthcare Fund 1	Unearned revenue		409	-
KTB Newlake Global Healthcare PEF	Deposits		465	-
〃	Provisions		13	-
Shinhan Fintech New Technology Fund No.1	Unearned revenue		123	-
Taihan Industrial System Co., Ltd.	Deposits		100	-
Incorporated association Finance Saving Information Center	Deposits		4	-
Key management personnel and their immediate relatives:	Loans		3,247	1,877
	Assets	~~W~~	28,357	278,527
	Liabilities		7,284	28,865

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

46.  Related parties (continued)

(b) Transactions with the related parties for the years ended December 31, 2017 and 2016 are as follows:

Related party	Account		2017	2016

Investments in associates
Aju Capital co., Ltd	Interest income	~~W~~	-	7,332
〃	Fees and commission income		-	257
〃	Interest expense		-	(2)
〃	Fees and commission expense		-	(302)
〃	Other operating expenses		-	(18)
〃	Provision for credit losses		-	(149)
Pohang TechnoPark2PFV	Interest expense		-	(15)
BNP Paribas Cardif Life Insurance	Fees and commission income		4,631	4,265
〃	Provision for credit losses		(3)	(1)
〃	General and administrative expenses		(10)	(9)
BNP Paribas Cardif General Insurance	Fees and commission income		4	4
〃	Provision for credit losses		-	(1)
	Reversal of credit losses		1	-
Shinhan K2 Secondary Fund	Fees and commission income		-	665
Midas Dong-A Snowball Venture Fund	Fees and commission income		38	28
〃	Interest expense		(3)	(4)
SHC-EN Fund	Fees and commission income		-	149
SP New Technology Business investment FundⅠ	Fees and commission income		41	30
IBKS-Shinhan Creative Economy New Technology Fund	Fees and commission income		37	50
〃	Interest expense		(2)	(1)
SM New Technology Business Investment Fund I	Fees and commission income		55	-
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd	Fees and commission income		-	55
JAEYOUNG SOLUTEC CO., LTD.	Interest income		654	671
〃	Fees and commission income		1	1
〃	Other operating income		3	7
〃	Reversal of credit losses		1	89
〃	Interest expense		(4)	(21)
〃	Provision for credit losses		(55)	-

The Asia Pacific Capital Fund II L.P.	Fees and commission income		85	175
Shinhan Praxis K-Growth Global Private Equity Fund	Fees and commission income		689	691
Partners 4th Growth Investment Fund	Interest expense		(16)	(2)
Albatross Growth Fund	Interest expense		-	(6)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

46.  Related parties (continued)

Related party	Account		2017	2016

Shinhan-Albatross Growth Fund	Fees and commission income	~~W~~	152	-
〃	Interest expense		(21)	-
PSA 1st Fintech Private Equity Fund	Interest expense		-	(5)
IBKS-Shinhan Creative Economy New Technology Fund Ⅱ	Fees and commission income		25	22
Midas Dong-A Snowball Venture Fund 2	Interest expense		-	(1)
SHBNPP Private Korea Equity Long-Short Professional Feeder	Fees and commission income		892	785
SHBNPP Private Multi Strategy Professional Feeder No.1	Fees and commission income		-	160
Semantic	Interest income		-	15
〃	Provision for credit losses		-	(1)
Branbuil CO., LTD.	Fees and commission income		2	1
〃	Provision for credit losses		-	(1)
Treenkid	Interest income		-	3
STI New development Co, LTD	Fees and commission income		30	-
Shinhan Fintech New Technology Fund No.1	Fees and commission income		30	-
KTB New lake medical Global Investment	Interest income		10	-
〃	Other operating income		(13)	-
Shinhan Global health care Investment No.1 Co,LTD	Fees and commission income		282	-
Taihan Industrial System Co., Ltd.	Fees and commission income		2	-
Key management personnel and their immediate relatives
	Interest income		101	68
		~~W~~	7,639	14,984

The above outstanding balances and transactions have arose in the ordinary course of business and on substantially the same terms, including interest rates and security, as for comparable transactions with third-party counterparties.

(c) Key management personnel compensation

Key management personnel compensation for the years ended December 31, 2017 and 2016 are as follows:

		2017	2016
Short-term employee benefits	~~W~~	17,112	16,428
Severance benefits		979	418
Share-based payment transactions		6,787	9,162
	~~W~~	24,878	26,008

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of won)

46.  Related parties (continued)

(d) The guarantees provided between the related parties as of December 31, 2017 and 2016 were as follows:

			Amount of guarantees
Guarantor	Guaranteed Parties		2017	2016	Account
Shinhan Bank	Aju Capital Co., Ltd.	~~W~~	-	50,000	Unused credit line
	New lake alliance		700	-	Unused credit line
	BNP Paribas Cardif Life Insurance		10,000	10,000	Unused credit line
	Neoplux Technology Valuation Investment Fund		6,000	12,000	Security underwriting commitment
	JAEYOUNG SOLUTEC CO., LTD.		109	600	Unused credit
	〃		429	483	Import letter of credit
		~~W~~	17,238	73,083

(e) Details of collaterals provided by the related parties as of December 31, 2017 and 2016 were as follows:

Provided to	Provided by	Pledged assets		2017	2016
Shinhan Bank	Aju Capital Co., Ltd.	Beneficiary certificate	~~W~~	-	160,000
	BNP Paribas Cardif Life Insurance	Government bonds		11,666	13,699
	Treenkid	Properties		-	200
	JAEYOUNG SOLUTEC CO., LTD.	Properties		20,814	20,814
	〃	Guarantee insurance policy		7,037	7,037
			~~W~~	39,517	201,750

47.	Information of trust business

(a) Significant balances with trust business as of December 31, 2017 and 2016 are as follows:

		2017	2016
Borrowings from trust account	~~W~~	4,057,649	3,447,078
Accrued fees on trust accounts		28,795	30,485
Accrued interest expense		824	782

(b) Transactions with trust business for the years ended December 31, 2017 and 2016 are as follows:

		2017	2016
Trust management fees	~~W~~	166,588	98,712
Fees on early withdrawal		3,415	87
Interest on borrowings from trust account		37,884	35,894

48.	Interests in unconsolidated structured entities

(a) The nature and extent of interests in unconsolidated structured entities

The Group is involved in assets-backed securitization, structured financing, beneficiary certificates and other structured entities and characteristics of these structured entities are as follows:

Description

Assets-backed securitization

Securitization vehicles are established to buy assets from originators and issue asset-backed securities in order to facilitate the originators’ funding activities and enhance their financial soundness.  The Group is involved in the securitization vehicles by purchasing (or committing to purchase) the asset-backed securities issued and/or providing other forms of credit enhancement.

The Group does not consolidate a securitization vehicle if (i) the Group is unable to make or approve decisions as to the modification of the terms and conditions of the securities issued by such vehicle or disposal of such vehicles’ assets, (ii) (even if the Group is so able) if the Group does not have the exclusive or primary power to do so, or (iii) if the Group does not have exposure, or right, to a significant amount of variable returns from such entity due to the purchase (or commitment to purchase) of asset-backed securities so issued or subordinated obligations or by providing other forms of credit support.

Structured financing

Structured entities for project financing are established to raise funds and invest in a specific project such as M&A (mergers and acquisitions), BTL (build-transfer-lease), shipping finance, etc.  The Group is involved in the structured entities by originating loans, investing in equity, or providing credit enhancement.

Investment fund

Investment fund means an investment trust, a PEF (private equity fund) or a partnership which invests in a group of assets such as stocks or bonds by issuing a type of beneficiary certificates to raise funds from the general public, and distributes its income and capital gains to their investors.  The Group manages assets by investing in shares of investment fund or playing a role of an operator or a GP (general partner) of investment fund, on behalf of other investors.

The size of unconsolidated structured entities as of December 31, 2017 and 2016 are as follows:

		2017	2016
Total assets:
Asset-backed securitization	~~W~~	175,953,075	108,649,039
Structured financing		84,719,599	66,759,795
Investment fund		69,736,443	33,891,120
	~~W~~	330,409,117	209,299,954

48.  Interests in unconsolidated structured entities (continued)

(b) Nature of risks

i) The carrying amounts of the assets and liabilities relating to its interests in unconsolidated structured entities as of December 31, 2017 and 2016 are as follows:

		2017
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets:
Loans	~~W~~	329,776	6,189,042	91,078	6,609,896
Trading assets		3,201,400	958	351,290	3,553,648
Derivative assets		14,218	-	-	14,218
Available-for-sale financial assets		2,200,974	400,283	3,525,538	6,126,795
Held-to-maturity financial assets		3,259,451	-	-	3,259,451
Other assets		729	2,576	1,150	4,455
	~~W~~	9,006,548	6,592,859	3,969,056	19,568,463
Liabilities:
Derivative liabilities	~~W~~	4,448	-	-	4,448
Other		557	1,050	9	1,616
	~~W~~	5,005	1,050	9	6,064

		2016
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets:
Loans	~~W~~	380,961	5,791,745	106,234	6,278,940
Trading assets		2,082,684	30,266	31,791	2,144,741
Derivative assets		19,144	-	-	19,144
Available-for-sale financial assets		2,648,304	559,990	2,711,666	5,919,960
Held-to-maturity financial assets		2,612,564	-	-	2,612,564
Other assets		13,253	21,705	170	35,128
	~~W~~	7,756,910	6,403,706	2,849,861	17,010,477
Liabilities:
Derivative liabilities	~~W~~	137	-	-	137
Borrowings		-	1,318	-	1,318
Other		1,006	264	-	1,270
	~~W~~	1,143	1,582	-	2,725

48.  Interests in unconsolidated structured entities (continued)

ii) Exposure to risk relating to its interests in unconsolidated structured entities as of December 31, 2017 and 2016 are as follows:

		2017
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets held	~~W~~	9,006,548	6,592,859	3,969,056	19,568,463
ABS and ABCP commitments		1,391,035	57,300	452,311	1,900,646
Loan commitments		529,566	719,650	31,987	1,281,203
Guarantees		74,300	15,200	-	89,500
Others		4,200	45,634	-	49,834
	~~W~~	11,005,649	7,430,643	4,453,354	22,889,646

		2016
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets held	~~W~~	7,756,910	6,403,706	2,849,861	17,010,477
ABS and ABCP commitments		1,108,282	30,000	-	1,138,282
Loan commitments		977,383	328,236	47,246	1,352,865
Guarantees		83,000	28,060	-	111,060
Others		61,400	-	-	61,400
	~~W~~	9,986,975	6,790,002	2,897,107	19,674,084

49.  Business Combination

(a) General information

On December 17, 2017, the Group acquired the retail business of ANZ Vietnam to increase business competitiveness and to achieve synergy effect in the banking business in Vietnam.  Goodwill of ~~W~~42,103 million arising from the acquisition is due to the synergy generated by the combination of the Group's business with the acquired retail business and the customer base.

(b) Fair value of assets and liabilities

Fair value of assets acquired and liabilities assumed by acquisition of ANZ as of acquisition date is as follows:

		Amount(*)
Asset:
Cash and due from banks	~~W~~	8,151
Property and equipment		538
Receivable		301,766
Other assets		9,269
		319,724
Liabilities:
Accounts payable		(436,285)
Other liabilities		(1,022)
		(437,307)
The fair value of the identifiable assets acquired and liabilities assumed	~~W~~	(117,583)

(*) The accounting treatments for this business combination has not been completed by the end of the reporting period.  The goodwill amount may be changed due to fair value assessments of identifiable assets liabilities for allocation of acquisition consideration.

(c) Goodwill

Goodwill arising from the acquisitions has been recognized as follows:

		Amount
Consideration received (cash)	~~W~~	75,480
Fair value of identifiable net assets		(117,583)
Goodwill	~~W~~	42,103

(d) Acquisition-related costs

The Group incurred acquisition-related costs of ~~W~~5,830 million on legal fees and due diligence costs. These costs were included in the administrative expenses.